

Annual Report
2025

EXPERTS WITH IMPACT™

FTI™ CONSULTING



A letter from our Chief Executive Officer and Chairman

Dear Fellow Shareholders,

In 2025, we, once again, delivered record revenues and our eleventh year in a row of Adjusted Earnings per Share growth.

To me, what is perhaps especially remarkable about those record results is the fact that we delivered them in the face of some of the most significant headwinds we've experienced in my time here, while also continuing to invest heavily in areas where we have a right to win, including a record number of senior hires.

That success was driven by the agility of our teams during the course of the year to adjust our offerings amid major regulatory, geopolitical and technological shifts, as well as the powerful bets on capabilities that our teams made in prior years that came to fruition this year.

Those results, to me, underscore just how resilient of a platform our dedicated teams have created.

Looking forward, we remain ever more committed to attracting and developing the best people and, in turn, delivering powerful results for our clients, for our people and for our shareholders.

I look forward to continuing on this journey with you.

Steven H. Gunby

CEO and Chairman

2025 Business Highlights

$3.8 Billion

Record revenues of
$3.8 billion

$270.9 Million and $463.6 Million

Net income of $270.9 million and record
Adjusted EBITDA [1] of $463.6 million

$8.24 and $8.83

Record Earnings per Diluted Share
("EPS") of $8.24 and Adjusted EPS [1]
of $8.83

$858.6 Million

Returned $858.6 million
to shareholders through
share repurchases

Diverse Platform

Delivered record revenues in the
Corporate Finance, Forensic
and Litigation Consulting and
Strategic Communications segments

Global Expansion

Revenues outside of the United States
increased 6% compared with 2024, largely
reflecting record annual revenues in the
Europe, Middle East and Africa region

[1] Please refer to pages 20 through 23 of this Annual Report for the definitions of non-GAAP financial measures and the reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Who We Are

Our Vision

To be the leading global expert firm for organizations facing crisis and transformation.

Our Values

Our culture at FTI Consulting is captured through the articulation of our common values:

Integrity

Reflects a broad agreement that the people we work with are trustworthy and ethical and value long-term success over short-term gain.

Respect

Reflects the basics of professionalism, such as disagreeing with ideas and not people and taking continued steps to make our workplace more inclusive.

Creativity

Reflects the ideas of innovation and measured risk-taking for the firm, as well as anticipating future client needs and doing the right thing for clients every day.

Empathy

Reflects a shared recognition that all FTI Consulting employees are human beings with feelings and lives outside of work and that human connectivity motivates all of us and makes FTI Consulting a special place to work.

Achievement

Reflects authenticity that our values include not just who we are and how we act but what we achieve for our clients and our teams.

FTI Consulting at a Glance

1982
Year founded

8,100+
Employees worldwide

790+
Senior Managing Directors

32
Offices in 32 countries and territories around the globe

817
Ranked 817 on the Fortune 1000

99
Advisor to 99 of the world's top 100 law firms as ranked by The American Lawyer Global 100 list

95
Advisor to 95 of the Fortune 100 companies

82
Advisor to 82 of the top 100 private equity firms on the Private Equity International 300 list

2025 Culture Highlights

1,300+

Promoted more than 1,300 people
across the Company

64%

64% of Senior Managing Directors have
been with the firm for more than five
years, with 48% exceeding 10 years

98%

98% of employees [1] participated in
talent development training programs

15.3

Averaged 15.3 training hours
per employee [1]

$9.3 million

Contributed approximately $9.3 million
in pro bono services

39%

39% of employees [1] participated
in FTI Consulting's Corporate
Citizenship Program

[1] "Employees" refers to FTI Consulting's total headcount as reported in our Annual Report on Form 10-K filed with the SEC for each calendar year ended December 31.

Employer of Choice

— Recognized on **Vault's** list of the **50 Most Prestigious Consulting Firms in North America** for the third consecutive year

— Received **Handshake's Early Talent Award** for the fourth consecutive year

— Ranked in the **top 15% of America's Most JUST Companies** by **JUST Capital** for the second consecutive year

— Received **RippleMatch's Campus Forward Award** for the third consecutive year

— Named one of the **Top 100 Internship Programs of 2025** by **Yello and WayUp**

— Recognized as one of the **UK's Best Employers 2025** by the **Financial Times**

— Named one of the **Best Workplaces™ in Canada** by **Great Place to Work®**



Financial Overview

Financial Metrics

(in millions, except per share data)	2023	2024	2025
Revenues	$3,489.2	$3,698.7	$3,788.9
Operating income	$377.6	$347.4	$389.1
Net income	$274.9	$280.1	$270.9
Adjusted EBITDA [1]	$424.8	$403.7	$463.6
GAAP Earnings per Diluted Share	$7.71	$7.81	$8.24
Adjusted Earnings per Diluted Share [1]	$7.71	$7.99	$8.83
Free Cash Flow [1]	$174.9	$360.2	$93.6
Total debt	-	-	$365.0
Cash and cash equivalents	$303.2	$660.5	$265.1
Short-term investments [2]	$25.5	-	-

2025 Revenues by Segment



10% Strategic Communications
41% Corporate Finance
10% Technology
19% Economic Consulting
20% Forensic and Litigation Consulting

2025 Revenues by Region



5% Asia Pacific
1% Latin America
29% Europe, the Middle East and Africa
65% North America

[1] Please refer to pages 20 through 23 of this Annual Report for the definitions of non-GAAP financial measures and the reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures.

[2] The balance is included in "Prepaid expenses and other current assets" on the Consolidated Balance Sheets in our Annual Report on Form 10-K for the year ended December 31, 2023.

2025 Awards & Recognition

Consulting Firm of the Year

Lexology Index

Led the Americas Restructuring Rankings for Financial Advisors

Octus

Most Experts Named to the Consulting Experts List

Lexology Index

Global Turnaround Consulting Firm of the Year

Turnaround Atlas Awards

Restructuring & Insolvency Advisors Firm of the Year

Lexology Index

Top Global Investigations Consultancy Firm on the GIR 100 List

Global Investigations Review

Most Experts Named to the Arbitration Expert Witnesses List

Lexology Index

Top Economic Consulting Firm on the Competition 2025 List

Lexology Index

Investigations Digital Forensics Firm of the Year

Lexology Index

Named One of the World's Best Public Relations Agencies

CEOWORLD magazine

Insurance Expert Witnesses Firm of the Year

Lexology Index

Energy Experts Firm of the Year

Lexology Index

Named a Top Consulting Firm of 2025

Management Consulted

Named a Top Consulting Firm of 2025

The Consulting Report

Competition Economics Firm of the Year

Lexology Index

Named a Leader in the Litigation Support, Crisis and Risk Management, NewLaw and FinTech Guides

Chambers and Partners

Environmental, Social and Governance Practices, Policies, Progress and Achievement

FTI Consulting believes proactively identifying and addressing Environmental, Social and Governance ("ESG") risks and opportunities are important to both sustaining our strong growth trajectory and maintaining our operations. The following pages discuss key ESG-related initiatives and progress the Company made in 2025.

For further information on these disclosures, FTI Consulting's ESG Program and the calculation of FTI Consulting's environmental impact, please review the Governance page on our website, which includes our Environmental Responsibility & Climate Change Disclosure Policy.



Environmental

As a global company with widespread operations, FTI Consulting and its professionals are committed to doing our part in addressing climate change and reducing our emissions intensity per full-time equivalent ("FTE") [1] employee as we grow.

— In 2025, we received validation from the Science Based Targets initiative ("SBTi") for our 2030 near-term emissions reduction targets for Scope 1, 2 and 3 against a 1.5-degree scenario. Our SBTi emissions reduction targets include:

   — 53.8% absolute reduction in combined Scope 1 and Scope 2 emissions.

   — 55% reduction per FTE [1] in Scope 3 emissions from business travel, capital goods and purchased goods and services combined. [2]

— In addition to our SBTi targets, FTI Consulting remains committed to our ambition to achieve net-zero greenhouse gas emissions by 2030, and we are assessing how best to align this goal with our SBTi 2030 near-term reduction targets. We expect to disclose FTI Consulting's Scope 1, 2 and 3 emissions data in our annual Corporate Sustainability Report.

— Increased percentage of our real estate portfolio, as measured by square footage, powered or offset by 100% renewable energy from 56% in 2024 to 61% in 2025.

— 75% of FTEs [1] sit in LEED-certified (or equivalent) buildings.

— Reduced energy consumption per FTE [1] by 45% in 2025 compared with 2019.

— Reduced our square footage per FTE [1] by 45% in 2025 compared with 2019.

For more information about FTI Consulting's environmental practices and the methodology used to calculate our environmental impact, please review the Company's Environmental Responsibility & Climate Change Disclosure Policy, available on the Governance page of our website.

[1] We calculate full-time equivalent employees by adding FTI Consulting's total employee headcount, as reported in our Annual Report on Form 10-K for each applicable calendar year ended December 31, to the number of independent contractors as of December 31 of each calendar year. For the purpose of this calculation, independent contractors are defined as temporary resources who, at times, may travel for business purposes on behalf of FTI Consulting. See page 23 of this Annual Report for the reconciliations of "employees" to "full-time equivalent employees" for each applicable calendar year ended December 31.

[2] In addition to emissions from business travel, our Scope 3 emissions target includes capital goods and 46% of our purchased goods and services. These categories represent 67% of our Scope 3 emissions inventory, which is in line with the threshold set by SBTi.

Social

FTI Consulting seeks to empower our people to do good in the communities in which we live and work; to foster an inclusive culture; and to be the company of choice for the best professionals to build and advance in their career.

— 39% of employees [1] participated in FTI Consulting's Corporate Citizenship Program in 2025.

— FTI Consulting professionals contributed approximately $9.3 million in pro bono services in 2025.

— FTI Consulting professionals provided more than 6,700 hours of volunteer service in 2025.

— Our voluntary employee turnover rate was 14% in 2025.

— The Company achieved an 87% and 80% acceptance rate for experienced hires and campus hires, respectively, in 2025.

— 98% of employees [1] participated in talent development training programs in 2025.

— Employees [1] logged more than 124,000 training hours in 2025.

— Averaged 15.3 training hours per employee [1] in 2025.

[1] "Employees" refers to FTI Consulting's total headcount as reported in our Annual Report on Form 10-K filed with the SEC for each calendar year ended December 31.

Governance

Our approach to corporate governance is informed by principled actions, effective decision making and appropriate monitoring of compliance, risks and performance.

Board Structure [1]

— 88% of directors on our Board are independent directors.

— Empowered Lead Independent Director with broad authority and responsibilities.

— 100% independent Board Committee membership.

— Executive sessions of the independent directors are held at Board meetings without management present.

— Annual review of Board leadership structure.

— Annual election of directors by majority vote in uncontested elections, with director resignation policy.

— Board and committees can hire outside advisors independent of management.

— 38% of director nominees are female.

— 25% of director nominees are based outside of the United States.

Board Oversight

— The Board oversees our strategy and annual business plan.

— The Board oversees Corporate Responsibility matters, including climate-related risks and opportunities.

— The Audit Committee oversees our financial reporting activities, including the annual audit, the accounting standards and principles we follow and our internal audit activities.

— The Audit Committee oversees our risk exposures related to information security, cybersecurity and artificial intelligence.

— The Compensation Committee oversees risk in compensation policies and practices.

— The Nominating, Corporate Governance and Social Responsibility ("NCGSR") Committee oversees our social responsibility, human capital and ESG-, climate change- and other sustainability-related factors.

— The NCGSR Committee oversees the process relating to succession planning for our CEO and other executive officer positions.

Shareholder Rights

— Shareholders have the right to call a special meeting.

— No shareholder rights plan or "poison pill."

— One vote per share, with no dual-class share structure.

— Our governance documents do not contain provisions requiring a supermajority stockholder vote on any issue.

[1] The information presented regarding the Board of Directors includes all nominees standing for re-election to the Board in 2026.

Compliance and Business Ethics

— Code of Ethics and Business Conduct Policy supported by training for all employees globally.

— Privacy Policy and mandatory periodic information technology security and privacy training for all employees globally.

— Requirement for third-party contractors to acknowledge FTI Consulting's Anti-Corruption Policy and Vendor Code of Conduct.

— Policy on Reporting Concerns and Non-Retaliation and access to anonymous FTI Consulting Integrity Helpline for officers, employees and non-employee directors.

— Policy on Inside Information and Insider Trading supported by training for all employees globally.

— Policies related to specific legal and business requirements, such as anti-corruption laws, privacy laws and international sanctions rules.



FTI Consulting, Inc. Non-GAAP Financial Measures

In the accompanying analysis of financial information, we sometimes use information derived from consolidated and segment financial information that may not be presented in our financial statements or prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). Certain of these financial measures are considered not in conformity with GAAP ("non-GAAP financial measures") under the Securities and Exchange Commission ("SEC") rules. Specifically, we have referred to the following non-GAAP financial measures:

— Total Segment Operating Income

— Adjusted Segment EBITDA

— Total Adjusted Segment EBITDA

— Adjusted EBITDA

— Adjusted EBITDA Margin

— Adjusted Net Income

— Adjusted Earnings per Diluted Share

— Free Cash Flow

We have included the definition of Segment Operating Income, which is a GAAP financial measure, below in order to more fully define the components of certain non-GAAP financial measures in the accompanying analysis of financial information.

We define Segment Operating Income as a segment's share of consolidated operating income. We define Total Segment Operating Income, which is a non-GAAP financial measure, as the total of Segment Operating Income for all segments, which excludes unallocated corporate expenses. We use Segment Operating Income for the purpose of calculating Adjusted Segment EBITDA, which is a non-GAAP financial measure. We define Adjusted Segment EBITDA as Segment Operating Income before depreciation, amortization of intangible assets, remeasurement of acquisition-related contingent consideration, special charges and goodwill impairment charges. We use Adjusted Segment EBITDA as a basis to internally evaluate the financial performance of our segments because we believe it reflects core operating performance and provides an indicator of the segment's ability to generate cash. We define Total Adjusted Segment EBITDA, which is a non-GAAP financial measure, as the total of Adjusted Segment EBITDA for all segments, which excludes unallocated corporate expenses.

We define Adjusted EBITDA, which is a non-GAAP financial measure, as consolidated net income before income tax provision, other non-operating income (expense), depreciation, amortization of intangible assets, remeasurement of acquisition-related contingent consideration, special charges, goodwill impairment charges, gain or loss on sale of a business and losses on early extinguishment of debt. We define Adjusted EBITDA Margin, which is a non-GAAP financial measure, as Adjusted EBITDA as a percentage of total revenues. We believe that these non-GAAP financial measures, when considered together with our GAAP financial results and GAAP financial measures, provide management and investors with a more complete understanding of our operating results, including underlying trends. In addition, EBITDA is a common alternative measure of operating performance used by many of our competitors. It is used by investors, financial analysts, rating agencies and others to value and compare the financial performance of companies in our industry. Therefore, we also believe that these non-GAAP financial measures, considered along with corresponding GAAP financial measures, provide management and investors with useful supplemental information.

We define Adjusted Net Income and Adjusted Earnings per Diluted Share ("Adjusted EPS"), which are non-GAAP financial measures, as net income and earnings per diluted share ("EPS"), respectively, excluding the impact of remeasurement of acquisition-related contingent consideration, special charges, goodwill impairment charges, the gain or loss on sale of a business and losses on early extinguishment of debt. We use Adjusted Net Income for the purpose of calculating Adjusted EPS. Management uses Adjusted EPS to assess total Company operating performance on a consistent basis. We believe that these non-GAAP financial measures, when considered together with our GAAP financial results and GAAP financial measures, provide management and investors with useful supplemental information on our business operating results, including underlying trends.

We define Free Cash Flow, which is a non-GAAP financial measure, as net cash provided by operating activities less cash payments for purchases of property and equipment. We believe this non-GAAP financial measure, when considered together with our GAAP financial results, provides management and investors with useful supplemental information on the Company's ability to generate cash for ongoing business operations and capital deployment.

Non-GAAP financial measures are not defined in the same manner by all companies and may not be comparable with other similarly titled measures of other companies. Non-GAAP financial measures should be considered in addition to, but not as a substitute for or superior to, the information contained in our Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the pages that follow.

2023–2025 Reconciliation of Net Income to Adjusted Net Income and Earnings per Diluted Share to Adjusted Earnings per Diluted Share

(in thousands, except per share data) Year ended December 31,	2023	2024	2025
Net income	$274,892	$280,088	$270,871
Add back:			
Special charges	–	8,230	25,295
Tax impact of special charges	–	(1,857)	(5,799)
Adjusted Net Income [1]	$274,892	$286,461	$290,367
Earnings per common share — diluted	$7.71	$7.81	$8.24
Add back:			
Special charges	–	0.23	0.77
Tax impact of special charges	–	(0.05)	(0.18)
Adjusted earnings per common share — diluted [1]	$7.71	$7.99	$8.83
Weighted average number of common shares outstanding — diluted	35,646	35,845	32,881

2023–2025 Reconciliation of Net Income to Adjusted EBITDA

(in thousands) Year ended December 31,	2023	2024	2025
Net income	$274,892	$280,088	$270,871
Add back:			
Income tax provision	83,471	70,683	100,140
Interest income and other	4,867	(10,360)	(3,330)
Interest expense	14,331	6,951	21,396
Depreciation of property and equipment	41,079	43,910	45,764
Amortization of intangible assets	6,159	4,183	3,479
Special charges	–	8,230	25,295
Adjusted EBITDA [1]	$424,799	$403,685	$463,615

[1] See "FTI Consulting, Inc. Non-GAAP Financial Measures" for the definitions of Adjusted Net Income, Adjusted Earnings per Diluted Share and Adjusted EBITDA, which are non-GAAP financial measures.

2023–2025 Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

(in thousands) **Year ended December 31,**	**2023**	**2024**	**2025**
Net cash provided by operating activities	$224,461	$395,097	$152,132
Purchases of property and equipment	(49,562)	(34,900)	(58,531)
Free Cash Flow [1]	**$174,899**	**$360,197**	**$93,601**

2019–2025 Reconciliation of Employees, Excluding Independent Contractors, to Full-Time Equivalent Employees

Year ended December 31,	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**
Total employees, excluding independent contractors	5,567	6,321	6,780	7,635	7,990	8,374	8,118
Independent contractors	1,858	1,606	1,965	2,534	2,685	2,400	2,265
Total full-time equivalent employees	**7,425**	**7,927**	**8,745**	**10,169**	**10,675**	**10,774**	**10,383**

---

[1] See "FTI Consulting, Inc. Non-GAAP Financial Measures" for the definition of Free Cash Flow, which is a non-GAAP financial measure.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission file number 001-14875

FTI CONSULTING, INC.
(Exact name of registrant as specified in its charter)

Maryland	**52-1261113**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
555 12th Street NW, Washington, DC	**20004**
(Address of principal executive offices)	**(Zip Code)**

(202) 312-9100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	FCN	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant was $4.6 billion, based on the closing sales price of the registrant's common stock on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter.

The number of shares of the registrant's common stock outstanding as of February 19, 2026 was 30,581,897.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive Proxy Statement to be filed with the U.S. Securities and Exchange Commission within 120 days after the end of our 2025 fiscal year are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein.

FTI CONSULTING, INC. AND SUBSIDIARIES
Annual Report on Form 10-K
Fiscal Year Ended December 31, 2025

TABLE OF CONTENTS

FTI CONSULTING, INC.

PART I

Forward-Looking Statements

This Annual Report on Form 10-K (the "Annual Report") includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact, including among other things, statements about future events, anticipated growth, industry prospects, our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements often contain words such as *"may," "might," "will," "should," "could," "would," "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "commits," "aspires," "forecasts," "future," "goal," "seeks"* and variations of such words or similar expressions.

There are a number of risks, uncertainties and other factors that could cause our actual results to differ materially from the forward-looking statements contained in, or implied by, this Annual Report. Although we believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, we can provide no assurance that these expectations and assumptions will prove to be correct. These forward-looking statements relate to future events, results and outcomes, are inherently uncertain and involve known and unknown risks, uncertainties and other factors that may cause our actual results and outcomes, and the timing of our results and outcomes, to differ materially from those expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements. Important factors that could cause our actual results or outcomes to differ materially from the forward-looking statements we make in this Annual Report include those set forth under the heading "Risk Factors" in Part I, Item 1A of this Annual Report, as well as in other information that we file with the Securities and Exchange Commission (the "SEC") from time to time. All forward-looking statements are presented as of the date of this Annual Report and are expressly qualified in their entirety by the cautionary statements included herein. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement for any reason.

ITEM 1.   BUSINESS

Unless otherwise indicated or required by the context, when we use the terms "Company," "FTI Consulting," "we," "us" and "our," we mean FTI Consulting, Inc., a Maryland corporation, and its consolidated subsidiaries.

Company Overview

General

FTI Consulting is a leading global expert firm for organizations facing crisis and transformation. Individually, each of our segments and practices is staffed with experts recognized for the depth of their knowledge and a track record of making an impact.

We report financial results for the following five reportable segments:

- Corporate Finance;

- Forensic and Litigation Consulting ("FLC");

- Economic Consulting;

- Technology; and

- Strategic Communications.

The Company renamed its Corporate Finance & Restructuring segment to Corporate Finance to better align with the segment's business activities, structure and strategy, as of December 31, 2025. The segment name change did not result in any change to the composition of the segment and has no impact on previously reported financial information.

We work closely with our clients to help them anticipate and overcome complex business challenges and make the most of opportunities arising from factors such as the economy, financial and credit markets, governmental legislation and regulation, and litigation. We provide our clients with expert advice and solutions involving transactions, transformation, turnaround & restructuring, construction, projects, assets & environmental solutions, data & analytics, dispute advisory services, healthcare risk management & advisory, risk & investigations, antitrust & competition economics, financial economics, international arbitration, blockchain & digital assets, information governance, privacy & security, investigations, litigation, M&A, antitrust and competition, corporate reputation, financial communications and public affairs. Our experienced professionals are recognized leaders in their chosen field not only for their level of knowledge and understanding, but for their ability to structure practical, workable solutions to complex issues and real-world problems. Our clients include Fortune 500 corporations, FTSE 100 companies, major law firms, leading private equity firms, global banks and local, state and national governments and agencies around the globe. In addition, major United States ("U.S.") and international law firms refer us or engage us directly or on behalf of their clients. We believe clients retain us because of our recognized expertise and capabilities in highly specialized areas, as well as our reputation for successfully meeting our clients' needs.

Our operations span the globe encompassing locations within: (i) the Americas, including 37 U.S. offices located in 21 states and Washington, D.C., and four offices located in Canada; (ii) Latin America, including seven offices located in Argentina, Brazil, Colombia, Mexico, and the British Overseas Territories of the Cayman Islands and the Virgin Islands; (iii) Asia Pacific, including 19 offices located in Australia, China (including Hong Kong), India, Japan, Singapore and South Korea; and (iv) Europe, Middle East and Africa ("EMEA"), including 37 offices located in Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Lebanon, Netherlands, Portugal, Qatar, Saudi Arabia, South Africa, Spain, Sweden, Switzerland, United Arab Emirates and the United Kingdom ("UK"). In certain jurisdictions, our segments and practices are operated through one or more direct or indirect subsidiaries.

We derive the majority of our revenues from providing professional services to clients in the U.S. For the year ended December 31, 2025, we derived approximately 63% of our revenues from the work of professionals assigned to locations in the U.S. and 37% from the work of professionals assigned to international locations. Seasonal factors, such as the timing of our employees' and clients' vacations and holidays, may impact the timing of our revenues across our segments.

Summary Financial and Other Information

The following table sets forth the percentage of consolidated revenues for the last two years contributed by each of our five reportable segments.

	Year Ended December 31,	
	2025	**2024**
Corporate Finance	41%	38%
Forensic and Litigation Consulting	20%	19%
Economic Consulting	19%	23%
Technology	10%	11%
Strategic Communications	10%	9%
Total	100%	100%

The following table sets forth the number of offices and countries in which each segment operates, as well as the number of billable professionals in each of our reportable segments.

	December 31,		December 31,	
	2025		**2025**	**2024**
	Offices	**Countries** [1]	**Billable Headcount**	**Billable Headcount**
Corporate Finance	71	26	2,297	2,286
Forensic and Litigation Consulting	68	20	1,541	1,542
Economic Consulting	56	24	1,014	1,110
Technology	45	16	662	714
Strategic Communications	44	22	907	981
Total			6,421	6,633

---

[1] "Countries" include the British Overseas Territories of the Cayman Islands and Virgin Islands

Our Reportable Segments

The Company is organized into five reportable segments, each of which seeks to be a global leader in its own right by serving as a trusted advisor when our clients are presented with challenging issues and the risks are high.

Corporate Finance

Our Corporate Finance segment focuses on the strategic, operational, financial, transactional and capital needs of our clients around the world. Our clients include companies, boards of directors, investors, private equity sponsors, lenders, and other financing sources and creditor groups, governments and other interested parties. We deliver a wide range of services centered around three core offerings: Transactions, Transformation and Turnaround & Restructuring.

In 2025, our Corporate Finance segment offered the following services:

Transactions. We provide services that help clients strategize, structure, diligence, integrate, carve-out, value and communicate around business transactions, including the following offerings:

- Diligence (Financial, Tax, HR, IT, Synergy and Regulatory)

- Investment Banking

- Merger Integration & Carve-Out

- Valuation & Financial Advisory Services

Transformation. We provide independent transformation expertise to deliver end-to-end value from strategy to execution, and drive change across the enterprise, enhance performance, build sustainable growth and foster a culture of excellence, including the following offerings:

- Cost Transformation

- Data & Technology Transformation

- HR Transformation

- Office of the Chief Financial Officer Solutions & Finance Transformation

- Operations & Supply Chain Transformation

- Revenue Transformation

- Strategy

Turnaround & Restructuring. We provide advisory services to help our clients stabilize finances and operations to reassure debtors, creditors and other stakeholders that proactive steps are being taken to preserve and enhance value, including the following offerings:

- Company Advisory

- Creditor Advisory

- Dispute Advisory & Litigation Support

- Insolvency

- Interim Management

Forensic and Litigation Consulting

Our FLC segment provides law firms, companies, boards of directors, government entities, private equity firms and other interested parties with a multidisciplinary and independent range of services across risk & investigations and disputes, supported by our data & analytics technology-enabled solutions, with a focus on highly regulated industries. Our services are centered around five core offerings: Construction, Projects & Assets and Environmental Solutions, Data & Analytics, Dispute Advisory Services, Healthcare Risk Management & Advisory and Risk & Investigations, which includes our cybersecurity and financial services-related offerings.

In 2025, our FLC segment offered the following services:

Construction, Projects & Assets and Environmental Solutions ("Construction Solutions"). We provide dispute resolution, advisory and transformation services that address the strategic, financial, operational, regulatory and capital needs of complex construction and environmental projects, programs, liabilities and physical asset management for organizations across multiple industries, and help organizations address environmental programmatic challenges and liability-related issues. Our key services include the following offerings:

• Environmental Cost & Damages Analyses

• Expert Services in Delay, Disruption, Quantum & Damages

• Project Delivery and Asset Management Advisory & Transformation

• Technology Enablement, Data Intelligence & Construction Analytics

Data & Analytics. We provide in-depth analysis of large, disparate sets of financial, operational and transactional data, often when our clients are faced with a regulatory inquiry, investigation or a dispute. We provide strategic business solutions, including custom application and software development, to solve critical client needs. Our professionals, who include computer scientists, Ph.D. data scientists, mathematicians, business and finance experts, work together with industry, regulatory, legal and other experts. Our key services include the following offerings:

• Data Strategy, Governance and Reconciliation

• Data Visualization, Process Improvement and Business Intelligence Solutions

• Machine Learning and Other Artificial Intelligence ("AI") Solutions

• Remediation and Settlement Administration

Dispute Advisory Services. We provide courts and tribunals, parties to disputes and their legal counsel clear, reliable and objective advice on matters within our expertise, from discovery and investigation to privileged consulting and expert witness testimony. In addition, we provide graphic demonstratives and associated technology offerings for presentation in evidentiary hearings. We support our global clients with disputes of all kinds, including the following offerings:

• Claims in International Public Law

• Complex Commercial and Regulatory Disputes

• Energy-related Disputes

• Environmental Dispute Resolution

• Financial Products and Broker-dealer Disputes

• Insurance-related Disputes

• Intellectual Property

• Labor and Employment

Healthcare Risk Management & Advisory. We work with healthcare providers, healthcare payers, life sciences companies and law firms to discern solutions that address business risks and advise and prepare our clients for both short-term and future strategic, operational, data and technological, financial and legal challenges. Our key services include the following offerings:

- Disputes and Investigations

- Financial Advisory

- Managed Care & Value-based Care

- Risk, Regulatory and Quality

Risk & Investigations. We provide compliance, risk assessment, investigative, litigation consulting and remediation expertise on a wide range of investigations to boards of directors, executive management, in-house counsel and their outside legal advisors at law firms. Our experts conduct investigations over a wide scope of issues and allegations, including the following offerings:

- Accounting Advisory & Restatements

- Anti-bribery & Corruption Investigations

- Anti-money Laundering Investigations

- Cybersecurity Investigations

- Export Controls, Sanctions & Trade

- Financial Regulatory Investigations

- Forensic Accounting & Fraud Investigations

- Geopolitical and Related Security Risk

- Monitorships

Economic Consulting

Our Economic Consulting segment, including subsidiary Compass Lexecon LLC ("Compass Lexecon"), provides law firms, companies, government entities and other interested parties with analyses of complex economic issues for use in international arbitration, legal and regulatory proceedings and strategic decision making and public policy debates around the world. We deliver a wide range of services centered around three core offerings: Antitrust & Competition Economics, Financial Economics and International Arbitration.

In 2025, our Economic Consulting segment offered the following services:

Antitrust & Competition Economics. We perform sophisticated economic analyses and provide expert testimony on international and regulatory antitrust and competition proceedings, practices and litigation, including the following offerings:

- M&A-related Antitrust

- Non-M&A-related Antitrust

Financial Economics. We perform sophisticated economic analysis and modeling of issues and provide expert testimony relating to transactions, commercial disputes, regulatory proceedings and a wide range of securities litigation to regulated and unregulated industries and government regulators, including the following offerings:

- Contractual Claims

- Rate Setting

- Securities Litigation & Risk Management

- Transfer Pricing

- Valuation

International Arbitration. We work with companies, governments and members of the international bar to provide independent advice and expert testimony relating to business valuations and economic damages in a wide variety of commercial and treaty disputes before international arbitration tribunals, including the following offerings:

- Business Valuations

- Commercial and Treaty Disputes

- Economic Damages

- Litigation Support

Technology

Our Technology segment provides companies, law firms, private equity firms and government entities with a comprehensive global portfolio of digital insights and risk management, AI and data services. Our professionals help organizations better address risk as the growing volume and variety of enterprise and emerging data intersects with legal, regulatory and compliance needs. We deliver a wide range of expert and AI-powered solutions driven by five core client needs: Blockchain & Digital Assets, Information Governance, Privacy & Security, Investigations, Litigation, and M&A, Antitrust and Competition.

Our expert team, comprising data scientists, technologists and lawyers, delivers defensible and proven solutions and is sought out for large-scale, novel and complex matters involving the intersection of AI with the legal landscape, including intellectual property and copyright infringement. Our IQ.AI solutions provide clients with access to advanced tools tailored to solve specific client centric needs such as for legal review (IQ.AI for Review), investigations (IQ.AI for Investigations), data breach (IQ.AI for Data Breach), antitrust (IQ.AI for Antitrust), disputes (IQ.AI for Litigation) and contracts (IQ.AI for Contracts).

In 2025, our Technology segment offered the following solutions:

Blockchain & Digital Assets. We provide solutions that help companies innovate using blockchain technology and digital assets, while mitigating risks and meeting compliance obligations, including the following offerings:

- Blockchain Managed Services

- Cryptocurrency and Digital Asset Regulatory Compliance

- Cryptocurrency Disputes and Investigations

- Decentralized Due Diligence

- Digital Asset Expert Services and Investigations

- Enterprise Blockchain Innovation

Information Governance, Privacy & Security. We help clients manage emerging data, navigate evolving regulatory and privacy obligations, prepare for and respond to external threats, decrease storage costs, remediate and secure corporate data, enable faster and deeper insight into data, and provide expert testimony to defend corporate data management processes, including the following offerings:

- Advisory on Governance, Policy, Standards & Execution, including for AI

- Compliance and Risk Technology, including Governance, Risk and Compliance

- Data Privacy Program Development, Implementation & Data Subject Access Requests

- Data Migration, Remediation, Disposition and Protection

- Legal Department Operations and Technology

- Microsoft 365 and Copilot Readiness, Governance, Data Protection and Risk Management

- Pixel, Ad Tracker and AdTech Advisory & Services

- Post-data Breach Privacy Analysis & Response

6

Investigations. We assist organizations in a range of high-stakes investigations, including fraud, bribery, IP theft, antitrust violations, workplace misconduct and white-collar crime. These matters often extend across international borders and require unique processes and expertise for uncovering evidence. Offerings include:

- Digital Forensics & Collection

- E-Discovery

- Emerging Data Solutions

- Expert Witness Testimony

- Find Facts Fast Solutions

Litigation. We provide technology-forward solutions that help in-house legal departments and their law firms respond to rising litigation and disputes challenges, including the following offerings:

- End-to-end E-discovery Software and Solutions

- Legal Hold & Preservation

- Managed Review

M&A, Antitrust and Competition. We combine our full portfolio of investigative, discovery and data capabilities with our global regulatory expertise to help companies and their law firms manage the data and legal requirements of M&A, antitrust and competition matters. This includes:

- Contracts for Pre- and Post-M&A Analysis and Repapering

- Dawn Raids

- Phase II Merger Investigations (EMEA)

- Pre- and Post-M&A Data Separation and Remediation

- "Second Request" Investigations under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (U.S.)

- "Secondary Information Request" Investigations (Canada)

Strategic Communications

Our Strategic Communications segment develops and executes communications strategies to help management teams, boards of directors, law firms, governments and regulators manage change and mitigate risk surrounding transformational and disruptive events, including crises, transactions, investigations, disputes, regulation and legislation. We deliver a wide range of services centered around three core offerings: Corporate Reputation, Financial Communications and Public Affairs.

In 2025, our Strategic Communications segment offered the following services:

Corporate Reputation. We design and provide communications to protect and enhance business reputations, build organizations' public profiles and support their business outcomes, including the following offerings:

- Crisis and Issues Management

- Cybersecurity and Data Privacy Communications

- Digital, Analytics and Insights

- Litigation Communications

- People & Transformation

Financial Communications. We design and provide communications strategies to help business leaders deliver consistent and credible narratives to raise capital, engage with investors and navigate transitional business events, including the following offerings:

- Corporate Governance & Shareholder Activism

- Environmental, Social and Governance & Sustainability

- M&A Communications

- Restructuring and Financial Issues

Public Affairs. We combine public policy, capital markets and sector-specific expertise to offer unique insights for clients operating at the critical intersection between business and government, including the following offerings:

- Government Investigations

- Government Relations

- Public Affairs Research & Opinion Polling

- Public Affairs Strategy

- Public Policy Advocacy

Our Industry Specializations

We employ experts across our segments and practices who are qualified to provide our core services plus a range of specialized consulting services and solutions that address the strategic, reputational, operational, financial, regulatory, legal and other needs of specific industries. The major industry groups that we service include:

- Aerospace & Defense

- Airlines & Aviation

- Automotive & Industrials

- Blockchain & Digital Assets

- Chemicals

- Construction & Environmental

- Energy, Power & Products

- Financial Services

- Food & Agribusiness

- Healthcare & Life Sciences

- Hospitality, Gaming & Leisure

- Insurance

- Mining

- Public Sector & Government Contracts

- Real Estate

- Retail & Consumer Products

- Telecom, Media & Technology

- Transportation & Logistics

Our Business Drivers

Material factors that drive demand for our business offerings include:

- *AI and Emerging Technologies.* We have been leveraging AI to develop solutions for our clients for over a decade, building a leading position in the legal market. We continue to invest in machine learning and AI-related platforms to support our internal infrastructure. We help our clients adapt to the changing technological, regulatory and ethical landscape and actively partner with them to integrate these new technologies into their organizations, including embedding these technologies into our transformation and dispute advisory services offerings, among others. Our AI experts craft tailored AI strategies that align with our clients' business objectives, leveraging AI and other technologies in their organizations to respond to the market, unlock growth opportunities and manage risk. We continue to invest in our open-source approach while making judicious investments in new and emerging technologies, adapting and refining our strategy by embracing new ways of working to develop services, identify commercial opportunities, improve our performance, increase internal efficiencies and otherwise add value for our clients. We have seen, and continue to believe, that the demand for AI and other technology-enabled consulting services will continue to grow as these capabilities advance in sophistication.

- *Cybersecurity Risk.* The evolving cybersecurity risk landscape, characterized by increasingly sophisticated threats and rising incidents of data breaches, drives demand for cybersecurity preparedness, post-breach investigations, crisis communications and related services, particularly in our FLC, Technology and Strategic Communications segments. Our global team of cybersecurity experts, incident response experts, developers and data scientists provides cyber incident response solutions across the event lifecycle, including preparedness and response planning, analysis, identification, containment, eradication, mitigation and system refinements. Additionally, we provide strategic communications services such as crisis management, corporate reputation and public affairs support for our clients during high-stakes cybersecurity breaches, as they work to manage stakeholder communications with investors, clients, employees, business partners and regulators, among other key stakeholders.

- *Developing Markets*. The growth and continuation of multinational companies and global consolidation can precipitate antitrust and competition scrutiny and the international spread of issues and practices that historically have been more common in the U.S., such as increased and complex litigation, corporate restructuring and bankruptcy activities, and antitrust and competition scrutiny. Additionally, shifts in trade and tariff policies can create significant challenges for companies operating in developed and emerging markets, often impacting supply chains, market access and cost structures. Companies in the developing world and multinational companies can benefit from our expert advice to access capital and business markets, comply with the regulatory, trade and other requirements of multiple countries, structure transactions and conduct due diligence, which drives demand for services across all of our segments.

- *Emerging Data, Including Cloud-Based Collaboration and Communications Platforms.* New and disparate communication systems, built on the cloud to enable easier access for global and mobile workforces, present new challenges for organizations to control, understand, manage and remediate their data. These emerging data systems were not designed to support discovery or investigations, yet regulators and the courts have made clear that if emerging data contains relevant information, it should be collected and produced or the company is at risk of spoliation and fines. Organizations need a broad range of services like ours to ensure that emerging data is governed in accordance with global regulations and security best practices, and incorporated into normal legal and regulatory processes.

- *Financial Markets*. Financial market factors, including credit and financing availability, terms and conditions, the willingness of financial institutions to provide debt modifications or relief, corporate debt levels, default rates, bankruptcies and restructuring, capital markets transactions, increased consolidation and the growth of emerging currencies, including digital assets and related exchanges, are significant drivers of demand for our business offerings.

- *Litigation and Disputes*. Litigation and business disputes, the complexity of the issues presented, and the amount of potential damages and penalties drive demand for the services offered by many of our segments, particularly our FLC, Economic Consulting and Technology segments. Law firms and their clients, as well as government regulators and other interested third parties, rely on independent outside resources to evaluate claims and data, facilitate discovery, assess damages, provide expert reports and testimony, manage the pre-trial and in-trial process, and effectively present evidence.

- *M&A Activity*. M&A activity is an important driver for all of our segments. We offer services across all phases of the M&A life cycle. Our services during the pre-transaction phase include government competition advice and pre-transaction analysis. Our services during the negotiation phase include due diligence, negotiation and other transaction advisory services, government competition, dawn raid and antitrust regulation services, expert witness testimony, asset valuations and financial communications advice. Our services following the close of a transaction include post-M&A integration, transformation and disputes services.

- *Operational Challenges and Opportunities*. Operational challenges and opportunities drive demand for services across all of our segments. Businesses facing challenges require the evaluation and re-evaluation of strategy, risks and opportunities. Businesses seek our enterprise transformation services when they want expert advice and execution in moments of significant change, stress, opportunity and other events that arise in the course of business; where the business model, cost structure, operations, or strategy need to materially shift to sustain or accelerate performance. Our transformation services address challenges related to enterprise risk management, reputational scrutiny, global expansion, competition from established companies, emerging businesses and technologies, doing business in emerging markets, and new and changing regulatory requirements and legislation. Management, companies and their boards need outside help to recognize, understand and evaluate such events and effect change, which drives demand for independent transformation services that combine functional and technical specialization and industry expertise.

- *Regulatory Complexity, Public Scrutiny and Investigations*. Regulatory complexity, public scrutiny and investigations drive demand for services across all of our segments. The uncertain and shifting regulatory environment, complex global regulations and legislation, greater scrutiny of corporate governance, instances of corporate malfeasance, including fraud, and evolving reporting requirements drive demand for our service offerings. The need to understand and address the impact of new or changing regulation and legislation, as well as the increasing costs of doing business, including the growing number of differing data sources maintained throughout the enterprise, has prompted companies to focus on better assessing and managing risks and opportunities. In addition, boards of directors, audit committees and independent board committees have been increasingly tasked with conducting internal investigations of financial wrongdoing, regulatory non-compliance and other issues. These factors and laws, such as the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act in the U.S., have contributed to the demand for independent consultants and experts to investigate and provide analyses to support the work of outside legal counsel, accountants and other advisors. These types of investigations also increasingly demand the use of multiple disciplinary service offerings like ours, which combine skills and capabilities across segments and practices with industry expertise.

Our Competitive Strengths

We compete primarily on the basis of the breadth of our services, the quality of our work, the prominence of our professionals, our geographic reach, our reputation and performance record, our specialized industry expertise and our strong client relationships. We believe our success is driven by a combination of long-standing competitive strengths, including:

- *Pre-eminent Positions and Professionals*. As a leading global expert firm for crises and transformation, we believe that we have pre-eminent market positions and experts. During 2025, awards and recognitions received by the Company include the following:

  - FTI Consulting recognized as Consulting Firm of the Year, Energy Experts Firm of the Year, Insurance Expert Witnesses Firm of the Year, Investigations Digital Forensics Firm of the Year and Restructuring & Insolvency Advisers Firm of the Year at the 2025 *Lexology Index* Awards.

  - FTI Consulting recognized as a top global investigations consultancy firm on the *Global Investigations Review* GIR 100 2025 list.

  - FTI Consulting recognized as "Global Turnaround Consulting Firm of the Year" at the Turnaround Atlas Awards, the 10th time receiving this recognition.

  - FTI Consulting subsidiary Compass Lexecon recognized as Competition Economics Firm of the Year at the 2025 *Lexology Index* Awards.

  - FTI Consulting and Compass Lexecon led the *Lexology Index* Arbitration: Expert Witnesses list for the 16th consecutive year with 73 experts recognized.

  - FTI Consulting and Compass Lexecon led the *Lexology Index Consulting Experts* list for the 10th consecutive year, with 183 professionals recognized globally.

- FTI Consulting named a Top Consulting Firm of 2025 by Management Consulted.

- Compass Lexecon ranked the Top Economic Consulting Firm on the *Lexology Index: Competition 2025* list with 66 professionals named.

- FTI Consulting recognized as a leading firm in the *Chambers Litigation Support 2025, Chambers Crisis and Risk Management 2025, Chambers NewLaw 2025* and *Chambers FinTech 2025* guides.

- FTI Consulting recognized as one of the World's Best Public Relations Agencies by *CEOWorld* magazine

- ***Diversified Service Offerings***. Our five reportable segments offer a diversified portfolio of practices providing services globally. Our broad range of practices and services, our specialized industry expertise and our global reach distinguish us from our competitors. This diversity helps to mitigate the impact on our financial results of economic cycles, crises, events and changes in a particular practice, industry or country.

- ***Diversified Portfolio of Elite Clients***. We provide services to a diverse group of clients, including Fortune 500 companies, FTSE 100 companies, global financial institutions, banks, private equity funds and local, state and national governments and agencies in the U.S. and other countries. Additionally, 99 of the top 100 law firms as ranked by American Lawyer Global 100 Most Revenue List refer or engage us directly or on behalf of numerous clients on multiple matters. We are also an advisor to 95 of the Fortune 100 companies and 82 of the top 100 private equity firms on the Private Equity International 300 list.

- ***Demand for Integrated Solutions and a Consultative Approach***. Our breadth and depth of practice and service offerings combined with our deep industry expertise and global footprint drive demand from clients that seek our unique cross-segment and cross-region client solutions as a leading global expert firm for crises and transformation: both event-driven and well-planned situations, including mergers and acquisitions, reputational issues, antitrust issues, liquidity issues, investigations and disputes, and long-term transformation and strategy events across different jurisdictions.

- ***Strong Cash Flows***. Our business model has several characteristics that produce consistent cash flows. Our strong cash flows support business operations, capital expenditures and our ability to service our indebtedness and pursue our growth and other strategies.

Our Business Strategy

We build client relationships based on the quality of our services, our brand and the reputation of our professionals. We provide diverse complementary services to meet our clients' needs around the world. We emphasize client service and satisfaction. We aim to build strong brand recognition. The following are key elements of our business strategy:

- ***Leverage Our Practitioners' and Businesses' Expertise, Geographic Reach, Diverse Service Offerings and Client Relationships***. We work hard to maintain and strengthen our core practices and competencies. We believe that our recognized expertise, geographic reach, diverse service offerings and client relationships, coupled with our successful track record of serving as a trusted advisor for our clients when they are facing their greatest challenges and opportunities, are the most critical elements in a decision to retain us. Many of our professionals are recognized experts in their respective fields.

- ***Grow Organically***. Our strategy is to identify where we are best positioned to help our clients solve their most complex issues, invest behind those positions and leverage that success to grow organically.

- ***Profitable Growth***. We endeavor to leverage our investments to build positions that will support profitable growth on a sustained basis through a variety of economic conditions.

- ***Enhance Value through Capital Allocation***. The strength of our balance sheet gives us the flexibility to allocate capital and create shareholder value in numerous ways, including investments in organic growth, share repurchases and acquisitions, among other capital allocation vehicles.

- ***Strategic Acquisitions***. We consider strategic and opportunistic acquisition opportunities on a selective basis. We seek to integrate completed acquisitions and manage investments in a way that fosters organic growth, expands our geographic presence or complements our segments, services and industry positions. We typically structure our acquisitions to retain the services of key individuals from the acquired companies.

- *Marketing*. We rely primarily on our senior professionals to identify and pursue business opportunities. Referrals from clients, law firms and other intermediaries and our reputation from prior engagements are also key factors in securing new business. Our professionals often learn about new business opportunities from their frequent contact and close working relationships with clients. In marketing our services, we emphasize our experience, the quality of our services and our professionals' particular areas of expertise, as well as our ability to quickly staff large engagements across multiple jurisdictions. While we aggressively seek new business opportunities, we maintain high professional standards and carefully evaluate potential new client relationships and engagements before accepting them.

Human Capital Resources

At FTI Consulting, we seek to provide the highest quality services to our clients. We do this by attracting and retaining experts in their fields, empowering an inclusive global workforce, providing opportunities for advancement and personal growth, and supporting the communities in which we do business. As of December 31, 2025, we employed 8,118 employees, of which 6,421 were billable professionals. We also engage independent contractors who provide services to us to supplement our professionals on client engagements as needed.

We aim to advance the best interests of all our stakeholders through:

- *Attracting and Retaining Highly Qualified Professionals.* Our professionals are crucial to delivering our services to clients and generating new business. Through our staff of highly qualified professionals, we can handle a large number of complex global assignments simultaneously. To attract and retain highly qualified professionals, we offer various compensation opportunities, including sign-on bonuses, incentive pay opportunities, and retention bonuses (including forgivable and repayable loans), along with a competitive benefits package and the opportunity to work on challenging global engagements with highly skilled peers.

- *Expert-Driven Model.* Our professionals include Ph.D.s, MBAs, JDs, CPAs, CPA-ABVs (CPAs accredited in business valuations), CPA-CFFs (CPAs certified in financial forensics), CRAs (certified risk analysts), Certified Turnaround Professionals, Certified Insolvency and Reorganization Advisors, Certified Fraud Examiners, ASAs (accredited senior appraisers), construction engineers and former senior government officials.

- *Inclusive and High-Performing Culture.* We work to foster an inclusive and high-performing culture where our professionals can grow their careers and achieve their full potential. We are dedicated to recruiting, employing and maintaining an inclusive workforce. We believe that a workforce reflecting the diverse backgrounds, perspectives and experiences of our clients, vendors, stakeholders, and the communities in which we operate enhances the quality of our services, drives employee engagement and retention, attracts top talent and elevates the overall value of our business.

- *Talent Development.* We support the development of our professionals at all levels of their careers. Our robust Talent Development program includes onboarding programs for new hires, training programs to prepare promotes for success in their new roles and leadership readiness programs to help our people build the skills needed to advance to our most senior positions. These training programs are supplemented by self-directed e-learning programs, among other segment-level talent development and training opportunities.

- *Corporate Citizenship.* We practice responsible corporate citizenship to drive positive change in the communities in which we do business. All full-time FTI Consulting employees are eligible to participate in our Corporate Citizenship program, which includes charitable gift matching, paid time off for volunteering and corporate-sponsored pro bono engagements.

Employment Agreements, Incentive, Retention and Sign-on Payments

We have written employment agreements with substantially all of our 798 Senior Managing Directors and equivalent personnel (collectively, "SMDs") that set forth their compensation opportunities and the terms and conditions of their service. These written employment agreements may include incentive compensation opportunities that can take the form of cash, equity or loans (including forgivable and repayable loans). Incentive-based opportunities are subject to financial or individual performance criteria. We may also impose meaningful time-based service requirements. In the case of incentive pay that is subject to vesting or loans that are subject to forgiveness conditions, we generally limit accelerated vesting or loan forgiveness protection to qualifying termination of employment and corporate events.

We also administer other incentive compensation programs that include cash, equity awards, loans or some combination thereof, depending on the jurisdiction in which the participant is employed. Cash awards generally provide for fixed payments at some future date. In most cases, equity awards granted by the Company take the form of shares of restricted stock or restricted stock units that are subject to fixed vesting schedules ranging over two to nine years, depending on the value of such awards on the grant date. Forgivable loans provide that the principal amount and accrued interest will be forgiven over a period ranging from two to nine years, subject to continued service. Repayments for repayable loans are funded through an additional cash bonus payment, subject to continued service. Participants in non-U.S. jurisdictions may receive other forms of compensation under similar programs with substantially equivalent values and subject to comparable conditions. In substantially all cases, incentive compensation opportunities are subject to continued employment.

The compensation opportunities that we offer differ depending on the professional's title, level, individual expertise and other qualifications, as well as across the jurisdictions in which we operate. We believe the compensation opportunities that we offer are competitive with our peers in terms of mix and magnitude and are designed to comply with the laws and regulations of the jurisdictions in which we conduct business. The value of our incentive-based opportunities, in the aggregate, as well as on an individual basis, has been and is expected to continue to be significant.

Clients

During the year ended December 31, 2025, no single client accounted for more than 10% of our consolidated revenues and no reportable segment had a single client that accounted for more than 10% of its respective total segment revenues. In some cases, we may have engagements through law firms that represent a larger percentage of our consolidated revenues or the revenues of a segment; however, in these situations, each law firm engages us on behalf of multiple clients.

Competition

We compete with different companies or business segments within companies depending on the nature of a proposed engagement and the requested types of service(s) or the location of the client or delivery of the service(s) or product(s). Our competitors include large organizations, such as the global accounting firms and large management and financial consulting companies that offer a broad range of consulting services; investment banking firms; information technology consulting and software companies that offer niche services that are the same or similar to services or products offered by one or more of our segments and small firms and independent contractors that provide one or more specialized services.

We compete primarily on the basis of the breadth of our services, the quality of our work, the prominence of our professionals, our geographic reach, our reputation and performance record, our specific industry expertise, our ability to staff multiple significant engagements across disciplines and industries in multiple locations, and our strong client relationships. Our Technology segment, particularly with respect to hosting and e-discovery services, and to a lesser extent our other segments, may also compete on price. Since our businesses depend in large part on professional relationships, there are low barriers of entry for professionals, including our professionals, electing to work independently, start their own firms or change employers.

Our Corporate Finance segment primarily competes with specialty boutiques and publicly traded companies providing restructuring, bankruptcy and M&A services and, to a lesser extent, large investment banks, management consulting firms and global accounting firms.

Our FLC segment primarily competes with other large consulting companies, specialty boutiques and global accounting firms with service offerings similar to ours.

Our Economic Consulting segment primarily competes with individually recognized economists, specialty boutiques and large consulting companies with service offerings similar to ours.

Our Technology segment primarily competes with consulting and/or software providers specializing in e-discovery, electronically stored information and the management of electronic content.

Our Strategic Communications segment competes with large public relations firms, as well as boutique M&A, crisis communications and public affairs firms.

Some service providers are larger than we are and, on certain engagements, may have an advantage over us with respect to one or more competitive factors. Specialty boutiques or smaller local or regional firms, while not offering the range of services we provide, may compete with us on the basis of geographic proximity, specialty services or price. In addition, some segments compete in industries subject to significant and rapid innovation. Larger competitors may be able to react more quickly to new regulatory or legal requirements and other changes.

Corporate Information

Our common stock is listed on the New York Stock Exchange (the "NYSE") under the symbol FCN. Our executive offices are located at 555 12th Street NW, Suite 700, Washington, D.C. 20004. Our telephone number is 202-312-9100. Our website is *http://www.fticonsulting.com*.

Available Information

We make available, free of charge, on or through our website at *http://www.fticonsulting.com*, our annual, quarterly and current reports and any amendments to those reports, our proxy statements, as well as our other filings with the SEC, as soon as reasonably practicable after electronically filing them with the SEC. Information posted on our website is not part of this Annual Report or any other report filed with the SEC in satisfaction of the requirements of the Exchange Act. Copies of this Annual Report, as well as other periodic reports filed with the SEC, may also be requested at no charge from our Corporate Secretary at FTI Consulting, Inc., 555 12th Street NW, Suite 700, Washington, D.C. 20004, email address: mike.rosenthall@fticonsulting.com.

ITEM 1A.　　RISK FACTORS

All of the following risks, uncertainties and factors could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and liquidity. In addition to the risks, uncertainties and factors discussed below and elsewhere in this Annual Report, other risks, uncertainties and factors not currently known to us or that we currently consider immaterial could, in the future, materially and adversely affect our business, prospects, financial condition, financial results, cash flows and liquidity. Some of the risks, uncertainties and factors discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the risks, uncertainties or factors have occurred in the past, and instead reflect our beliefs and opinions as to the risks, uncertainties and factors that could materially and adversely affect us in the future.

Risks Related to Our Reportable Segments

Changes in capital markets, M&A activity, legal or regulatory requirements, general economic conditions and monetary or geopolitical disruptions, as well as other factors beyond our control, could reduce demand for one or more of our segment or practice offerings or services, in which case our revenues and profitability could decline.

Different U.S. and/or international factors outside of our control could affect demand for a segment's practices and our services. These include: (i) fluctuations in U.S. and/or global economies, including economic downturns or recessions and the strength and rate of any general economic recoveries; (ii) the U.S. or global financial markets and the availability, costs, and terms of credit and credit modifications, including interest rate levels and inflationary pressures; (iii) level of leverage incurred by countries or businesses; (iv) M&A activity; (v) frequency and complexity of significant commercial litigation; (vi) overexpansion by businesses causing financial difficulties; (vii) business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices; (viii) new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations, including antitrust/competition reviews of proposed M&A transactions; (ix) other economic, geographic or political factors, including wars and other geopolitical conflicts; (x) widespread public health crises, including epidemics and pandemics and government restrictions or regulations enacted in response thereto, or employees' refusal to adhere to such restrictions; and (xi) general business or other conditions in the U.S. and other jurisdictions in which we conduct business or our employee population resides.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economies will have on our business or the business of any particular segment or practice. Fluctuations, changes and disruptions in financial, credit, M&A and other markets, political instability, significant geopolitical conflicts and general business factors could impact various segments' operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, or the economy of a particular country, trade restrictions, sanctions, prohibitions or restrictions, or laws, regulations, or other conditions or limitations, on conducting business in certain geographies or with certain persons or governments or authorities, monetary systems, banking, real estate and retail or other industries; government shutdowns; inflation and interest rate fluctuations; debt or credit difficulties or defaults by businesses or countries; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S. or other countries; tort reform; banking reform; a decline in the implementation or adoption of new laws or regulations, or in government enforcement, litigation or monetary damages or remedies that are sought; climate change; or political instability and wars may have adverse effects on one or more of our segments or service, practice or industry offerings.

Our revenues, operating income and cash flows are likely to fluctuate.

We experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We experience fluctuations in our annual and quarterly financial results, including revenues, operating income and earnings per share, for reasons that include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenues; (iii) the utilization of billable professionals, including the ability to adjust staffing levels up or down to accommodate the business and prospects of the applicable segment and practice; (iv) the number of new hires, their compensation and the time it takes before a new hire becomes profitable; (v) the departure of professionals in the ordinary course of business; (vi) the geographic locations of our clients or the locations where services are rendered; (vii) billing rates and fee arrangements, including the opportunity and ability to successfully reach milestones, and complete engagements and collect success fees and other outcome-contingent or performance-based fees; (viii) the length of billing and collection cycles and changes in amounts that may become uncollectible; (ix) changes in the frequency and complexity of government regulatory and enforcement activities; (x) business and asset acquisitions; (xi) fluctuations in the exchange rates of various currencies against the U.S. dollar; (xii) wage and cost increases; and (xiii) other economic factors beyond our control.

The results of different segments and practices may be affected differently by the above factors. Certain of our practices, particularly our restructuring practice, tend to experience their highest demand during periods when market and/or industry conditions are less favorable for many businesses. For example, in periods of limited credit availability, reduced M&A activity and/or declining business and/or consumer spending, while not always the case, there may be increased restructuring opportunities that will cause our restructuring practice to experience high demand. On the other hand, those same factors may cause one or more of our other segments and practices, such as our M&A-related "second request" services in Technology, to experience reduced demand. The positive effects of certain events or factors on certain segments and practices may not be sufficient to overcome the negative effects of those same or other events or factors on other parts of our business. In addition, our mix of practice offerings adds complexity to the task of predicting revenues and results of operations and managing our staffing levels and expenditures across changing business cycles and economic environments.

We derive a portion of our revenues from large engagements. The loss of a large client or the completion of a major engagement can impact our business, financial condition, and results of operations if we do not obtain a sufficient number of new large engagements to replace lost clients or completed engagements. Our results are also subject to seasonal and similar factors, such as during the fourth quarter when our professionals and our clients typically take vacations. We may also experience fluctuations in our operating income and related cash flows because of increases in employee compensation, including changes to our incentive compensation structure and the timing of incentive payments, which we generally pay during the first quarter of each year, or hiring or retention payments, which are paid throughout the year. Also, the timing of investments or acquisitions and the cost of integrating them may cause fluctuations in our financial results, including operating income and cash flows. This volatility makes it difficult to forecast our future results with precision and to assess accurately whether increases or decreases in any one or more quarters are likely to cause annual results to exceed or fall short of previously issued guidance. While we assess our annual guidance at the end of each quarter and update such guidance when we think it is appropriate, unanticipated future volatility can cause actual results to vary significantly from our guidance, even where that guidance reflects a range of possible results and has been updated to take account of partial-year results.

If we do not effectively manage the utilization of our professionals or billable rates, our financial results could decline.

Our failure to manage the utilization of our professionals who bill on an hourly basis, or maintain or increase the hourly rates we charge our clients for our services, could result in adverse consequences, such as non- or lower-revenue-generating professionals, increased employee turnover, fixed compensation expenses in periods of declining revenues, the inability to appropriately staff engagements with employees and/or independent consultants (including adding or reducing staff during periods of increased or decreased demand for our services, or redeploying staff to other practices or engagements), or special charges associated with reductions in staff or operations. Reductions in workforce or increases of billable rates will not necessarily lead to savings. In such events, our financial results may decline or be adversely impacted. A number of factors affect the utilization of our workforce, some of which we cannot predict with certainty, including general economic and financial market conditions; the complexity, number, type, size and timing of client engagements; the level of demand for our services; appropriate staffing levels, in light of changing client demands, expectations or market conditions; redeployment or utilization of staff across segments and geographic regions; competition; acquisitions; or the utilization of temporary independent consultants who may be compensated on a different or higher basis than certain employees, provide services under fixed-term and/or fixed-fee contracts that are not amenable to extension or early termination, or are not as disposed to redeployment to other client engagements, segments or practices. In addition, our global expansion into or within locations where we are not well-known or where demand for our services is not well-developed could also contribute to low or lower utilization rates in certain locations.

Certain practices within our segments may enter into engagements such as fixed-fee and time and materials with caps. Failure to effectively manage staff utilization and other aspects of alternative fee engagements may result in the costs of providing such services exceeding the fees collected by the Company. Failure to successfully complete or reach milestones with respect to contingent fee or success fee assignments may also lead to lower revenues or the costs of providing services under those types of arrangements may exceed the fees collected by the Company.

Factors that could negatively affect utilization in our segments include:

Corporate Finance — The completion of bankruptcy proceedings; the timing of the completion of other engagements; fewer and smaller restructuring (including bankruptcy) cases; a recovering or strong economy; easy credit availability; lower interest rates; fewer, smaller and less complex M&A and restructuring activity; and less capital markets activity or fewer complex transactions.

FLC — The settlement of litigation; less frequent instances of significant mismanagement, fraud, wrongdoing or other business problems that could result in fewer or less complex business engagements; fewer and less complex legal disputes;

fewer class action suits; the timing of the completion of engagements; less government regulation, less government enforcement activity, and fewer regulatory investigations; and the timing of government investigations and litigation.

Economic Consulting — Fewer, smaller and less complex M&A activity; less capital markets activity or fewer complex transactions; a reduced number of regulatory filings and less litigation, reduced or less aggressive antitrust and competition regulation or enforcement; fewer government investigations and proceedings; and the timing of client utilization of our services.

Technology — The settlement of litigation; a decline in volume and complexity of litigation proceedings and governmental investigations; a decline in volume and the timing of M&A activities and reduced or less aggressive enforcement of antitrust and competition regulations; the more rapid and successful integration of new and emerging technologies in client offerings, such as artificial intelligence ("AI") or machine learning, by competitors, or the availability and engagement of independent consultants, which this segment, more than our other segments, relies on for staffing e-discovery and certain other types of client engagements.

Strategic Communications — Fewer event-driven crises affecting businesses; general economic decline that may reduce certain discretionary spending by clients; a decline in capital markets activity, including M&A; and fewer public securities offerings.

Our segments may face risks of fee non-payment, and clients may seek to renegotiate existing fees and contract arrangements and may not accept billable rate or price increases, which could result in loss of engagements, fee write-offs, reduced revenues and less profitable business.

In some cases, our segments are engaged by certain clients who are or anticipate experiencing financial distress or are facing complex challenges, are engaging in litigation or regulatory or judicial proceedings, or are facing foreclosure of collateral or liquidation of assets. This may be due to general economic conditions; lingering effects of past economic slowdowns or recession; or business- or operations-specific reasons. Such clients may not have sufficient funds to continue operations or to pay for our services. We typically do not receive retainers before we begin performing services on a client's behalf in connection with a significant number of engagements in our segments. In the cases where we have received retainers, we cannot assure the retainers will adequately cover our fees for the services we perform on behalf of these clients. With respect to bankruptcy cases, bankruptcy courts have the discretion to require us to return all, or a portion of, our fees.

We may receive requests to discount our fees or to negotiate lower rates for our services and to agree to contract terms relative to the scope of services and other terms that may limit the size of an engagement or our ability to pass-through costs. We consider these requests on a case-by-case basis. We routinely receive these types of requests and expect this to continue in the future. In addition, our clients and prospective clients may not accept rate increases that we put into effect or plan to implement in the future. Fee discounts, pressure not to increase or pressure to decrease our rates, and less advantageous contract terms could result in the loss of clients, lower revenues and operating income, higher costs and less profitable engagements. More discounts or write-offs than we expect in any period would have a negative impact on our results of operations. There is no assurance that significant client engagements will be renewed or replaced in a timely manner or at all, or that they will generate the same volume of work or revenues or be as profitable as past engagements.

Certain clients prefer fixed and other alternative fee arrangements that place revenue ceilings or other limitations on our fee structure or may shift more of our revenue-generating potential to back-end contingent and success fee arrangements. With respect to such alternative fee arrangements, we may discount our rates initially, which could mean that the cost of providing services exceeds the fees collected by the Company during all or a portion of the term of the engagement. In such cases, the Company's failure to manage the engagement efficiently or collect the success or performance fees could expose the Company to a greater risk of loss on such engagement than other fee arrangements or may cause variations in the Company's revenues and operating results due to the timing of achievement of the performance-based criteria, if achieved at all. A segment's ability to service clients with these fee arrangements at a cost that does not directly correlate to time and materials may negatively impact or result in a loss of the profitability of such engagements, adversely affecting the financial results of the segment.

Our segments and practices could suffer competitive, reputational and business harm or increased liability or legal or regulatory action arising from the rapid introduction, integration, deployment, evolution and use of new technologies, including AI.

The benefits and risks of adopting and implementing new and emerging technologies, such as AI, necessitates, in most cases, our review and analysis of such technology and its risks and benefits on a service-by-service basis. The need for complex analysis could result in significant delays adopting AI and other technologies, which could adversely impact our competitive position; ability to market services; win new engagements; provide state-of-the-art services to clients; and attract, hire and retain members of our workforce, as compared to early adopters of such technologies. Furthermore, we may not be successful in our AI or other technology-related initiatives. Moreover, AI algorithms and training methodologies may be flawed and datasets may be over-broad, insufficient or contain biased or inaccurate information. The adoption of new technologies, such as AI, may require the investment of significant capital, time and resources. Such investment could require the engagement of third parties or independent contractors and may interfere with the other duties of our management and employees. Leveraging AI capabilities for our internal functions and operations presents additional risks, costs and challenges, including those discussed in these risk factors. The development, adoption and use of AI technologies are still in the early stages and involve significant risks and uncertainties, which may expose us to legal, reputational and financial harm. In addition, AI and other technologies that are open source and available for no or low cost could result in low barriers to development and utilization, and additional competition from third parties, and the adoption and deployment of AI and other new and emerging technologies by competitors more rapidly or successfully than we do could materially adversely affect our competitive position and financial results.

New technologies, such as AI, continue to evolve and as a result, risks continue to be unknown or uncertain. We are increasingly applying AI-based technologies to our solutions and services, to how we deliver work for our clients, and in our own internal operations. As these technologies evolve, some non-expert services and tasks currently performed by our professionals have been and will continue to be replaced by automation, including AI-enabled solutions, which could lead to reduced demand for our services and/or adversely affect the utilization rate of our professionals, if demand for those services is not replaced by demand for new solutions and services or if the pace and level of spending on new solutions or services are not sufficient to make up any shortfall. If we are unable to introduce or if our clients do not accept new pricing or commercial models that reflect the value of these AI-enabled solutions, our results of operations may be adversely affected. There is no assurance that (i) we can successfully develop, integrate and deploy AI or other technologies in our business, (ii) such technologies will improve and enhance our services, operations or profitability, (iii) clients will accept the incorporation of such technology in our services, (iv) we can successfully market the use of these technologies to prospective clients, (v) we can hire and retain staff with the required specialized knowledge and skills to utilize these technologies, (vi) new or heightened cybersecurity, data protection or other operational risks will not arise, (vii) we can identify, mitigate or recover from cybersecurity incidents or other adverse events that occur, (viii) we can protect and maintain the privacy of our employees and safeguard confidential and proprietary information, (ix) new laws, regulations or regulatory interpretations will not be adopted, or that compliance with any such requirements will not be burdensome, (x) material additional monetary and time expenditures will not be required, (xi) we can pass on costs of such technologies to clients, (xii) AI and other emerging technologies will be compatible with our existing systems and technologies, or (xiii) AI and other new technologies will not result in significant legal and other liabilities, challenges, regulatory, reputational or operational issues, and ethical or other dilemmas. The above risks and potential effects could result in material adverse consequences to our operations, reputation, client relationships, ability to market our services, and financial results.

Our Technology segment faces certain risks, including (i) industry consolidation and a highly competitive environment, (ii) downward pricing pressure, (iii) data breaches, (iv) technology changes and obsolescence, including AI and machine learning, and (v) failure to protect intellectual property ("IP") used by the segment, which individually or together could cause the financial results and prospects of this segment and the Company to decline.

Our Technology segment faces significant competition from other consulting and/or software providers specializing in e-discovery and the management of electronic content. There has been considerable new development and evolution of technologies such as AI and machine learning, used to perform certain services. Rapid adoption and deployment by other companies in our industry could adversely affect our ability to offer and provide competitive services. Competitors may introduce new offerings and technologies that operate more quickly, provide better outcomes or are alternatives to our service offerings. If our competitors are more successful employing new technologies, such as AI and machine learning, our financial performance and operations, competitive position and reputation may be negatively impacted.

There continues to be consolidation of companies providing products and services similar to those offered by our Technology segment, which may provide competitors access to greater financial and other resources than those of the Company. Larger competitors may be able to react more quickly to new regulatory or legal requirements and provide similar services at lower prices, particularly with respect to hosting and e-discovery services.

The success of our Technology segment and its ability to compete depends significantly on our ability to safeguard client data. There is no assurance that we will not incur losses related to cyber incidents or malicious data breaches from external or internal sources in the future.

Our Technology segment also relies on the IP rights we license from third parties. There is no assurance that (i) the software we license to provide our services will remain competitive or technologically innovative, (ii) new, innovative or improved software or products will not be developed by others that will compete more effectively with the software or products we currently license or use to service our customers, or (iii) we can enter into licenses or other agreements on economically advantageous terms to utilize new or more innovative third-party software and products to provide our services. If our

Technology segment is unable to license or otherwise use competitively innovative or technologically advanced software and products to provide our services, we could be unable to retain clients, grow our business and capitalize on market opportunities, which would adversely affect our operating margins and financial results, competitive position and reputation.

We face certain risks relating to cybersecurity and the failure to protect the confidentiality of our or our client's information against misuse or disclosure.

Maintaining the confidentiality of proprietary, confidential and trade secret information is critical to maintaining the trust of our clients, the success of our segments and the reputation of our company. In addition, our Technology segment is dependent on providing secure storage of, and access to, client information as a service. Our systems, which include those of third parties on whom we rely, may fail or not operate properly or become disabled as a result of network security failures. We are subject to and routinely face cyber-based attacks and attempts by hackers and similar unauthorized users to gain access to or corrupt our information technology systems. Such attacks, if successful, could harm our overall professional reputation, disrupt our business operations, cause us to incur unanticipated losses or expenses, and result in unauthorized disclosures of confidential or proprietary information. We expect to continue to face such attempts. Although we seek to prevent, detect and investigate these network security incidents and have taken steps to mitigate the likelihood of network security breaches, cyber-based attacks and other cyber events are evolving, unpredictable and increasing in sophistication, including through the use of increasingly sophisticated and evolving AI technologies, and there can be no assurance that attacks by unauthorized users will not be attempted in the future or that our security measures will be effective. If we fail to effectively protect the confidentiality of our clients' or our own IP and proprietary information from disclosure or misuse by our employees, contractors or third parties, the financial results of the affected segment or the Company and our reputation would be adversely affected. There is no certainty that we or third parties on whom we rely can maintain the confidentiality, prevent the misuse of our own or our clients' information or mitigate related damages. As of December 31, 2025, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected us, including our business strategy, results of operations or financial condition, or that we believe are reasonably likely to have such an effect over the long term.

We may not manage our growth effectively, and our profitability may suffer.

We experience fluctuations in growth of our different segments, practices and services, including periods of rapid or declining growth. Periods of rapid expansion may strain our management team or human resources and information systems. To manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train and manage a larger professional staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or otherwise manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot assure that we can successfully manage growth through acquisitions and the integration of the companies and assets we acquire or that they will result in the financial, operational and other benefits that we anticipate. Some acquisitions may not be immediately accretive to earnings, and some expansion may result in significant expenditures.

In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that the Company could experience from losing valued professionals and their industry expertise and clients.

Risks Related to Our Operations

Our operations involve financial and business risks that differ among the U.S. and foreign jurisdictions.

Our operations involve financial and business risks that differ among the U.S. and the different foreign jurisdictions in which we operate including: (i) cultural and language differences; (ii) various levels of FTI Consulting "brand" recognition; (iii) different employment laws and rules, employment or service contracts, compensation methods, and social and cultural factors that could result in employee turnover, lower utilization rates, higher costs and cyclical fluctuations in utilization that could adversely affect financial and operating results; (iv) foreign currency disruptions and currency fluctuations between the U.S. dollar and foreign currencies that could adversely affect financial and operating results; (v) differing legal and regulatory requirements and other barriers to conducting business; (vi) difficulties resolving the collection of receivables when legal proceedings are necessary; (vii) difficulties in managing our non-U.S. operations, including client relationships, in certain locations; (viii) disparate systems, policies, procedures and processes; (ix) failure to comply with the Foreign Corrupt Practices Act and anti-bribery laws of other jurisdictions; (x) higher operating costs; (xi) longer sales and/or collections cycles; (xii) potential restrictions or adverse tax consequences resulting from the repatriation of foreign earnings, such as trapped foreign losses and importation or withholding taxes; (xiii) different or less stable political and/or economic environments; (xiv) wars and other geopolitical conflicts; (xv) conflicts between and among the U.S. and countries in which we conduct business, including those arising from trade disputes or disruptions, the termination or suspension of treaties, or boycotts; (xvi) civil disturbances or other catastrophic events that reduce business activity; (xvii) political interference with our ability to conduct business in the applicable jurisdiction; (xviii) impact of public health crises, including varying governmental responses and requirements, client impacts and travel restrictions; (xix) failure to meet evolving governmental or client-related standards and requirements pertaining to sustainability and corporate responsibility-related issues; and (xx) physical risks associated with climate change, including rising temperatures, severe storms, energy disruptions, fires or wildfires, flooding and rising sea levels, among others.

If we are not able to quickly adapt to or effectively manage our operations in the geographic markets in which we conduct business, our business prospects and results of operations could be negatively impacted.

Failure to comply with governmental, regulatory and legal requirements or with our Company-wide Code of Ethics and Business Conduct, Anti-Corruption Policy, Policy on Inside Information and Insider Trading, and other policies could lead to governmental or legal proceedings that could expose us to significant liabilities and damage our reputation.

We have a robust Code of Ethics and Business Conduct, Anti-Corruption Policy, Policy on Inside Information and Insider Trading, and other policies and procedures that are designed to educate and establish the standards of conduct that we expect from our executive officers, outside directors, employees, and independent consultants and contractors. These policies require strict compliance with U.S. and local laws and regulations applicable to our business operations, including those laws and regulations prohibiting improper payments to government officials. In addition, as a corporation whose securities are registered under the Securities Act and publicly traded on the NYSE, our executive officers, outside directors, employees and independent contractors are required to comply with the prohibitions against insider trading of our securities. In addition, we impose certain restrictions on the trading of securities of our clients. Nonetheless, we cannot assure our stakeholders that our policies, procedures and related training programs will ensure full compliance with all applicable legal requirements. Illegal or improper conduct by our executive officers, directors, employees, independent consultants or contractors, or others who are subject to our policies and procedures could damage our reputation in the U.S. and internationally, which could adversely affect our existing client relationships or adversely affect our ability to attract and retain new clients, or lead to litigation or governmental or regulatory proceedings in the U.S. or foreign jurisdictions, which could result in civil or criminal penalties, including substantial monetary awards, fines and penalties, as well as disgorgement of profits.

Governmental focus on data privacy and security has increased, and could continue to increase, our costs of operations.

In reaction to publicized incidents in which electronically stored personal and other information has been lost, accessed or stolen, or transmitted by or to third parties without permission, U.S. and non-U.S. governmental authorities have proposed or adopted or are considering proposing or adopting data security and/or data privacy statutes or regulations, including the California Consumer Privacy Act as amended by the California Privacy Rights Act of 2020, and the General Data Protection Regulation of the European Union. Continued governmental focus and regulation of data security and privacy may lead to additional legislative and regulatory actions, which could increase the complexity of doing business in the U.S. or the applicable jurisdiction. The increased emphasis on information security and the requirements to comply with applicable U.S. and foreign data security and privacy laws and regulations has increased, and is expected to continue to increase, our related costs of doing business and could negatively impact our financial results.

Changes to corporate income tax rates, legislation, rules and regulations and tax treaties in countries in which we operate may negatively impact our effective tax rate and financial results and increase our cash tax payment obligations.

Changes to corporate income tax laws and rules and regulations and tax treaties in jurisdictions where we pay taxes that increase rates, eliminate or reduce deductions or affect the utility or value of deferred tax assets or liabilities could negatively affect our reported financial results and increase our cash tax payment obligations. For example, to the extent the expansion of Section 162(m) of the U.S. Internal Revenue Code, which will become effective for the Company's year ending December 31, 2027, reduces the amount of tax deductions available to us, our income tax expense would increase, which would reduce our net income.

We may be required to recognize goodwill impairment charges, which could materially affect our financial results.

We assess our goodwill and related intangible assets as required by Generally Accepted Accounting Principles in the U.S. to determine whether they are impaired and, if they are, to record appropriate impairment charges. Factors we consider include significant underperformance relative to expected historical or projected future operating results and significant negative industry or economic trends. We have previously recorded impairment charges to the carrying value of goodwill of certain segments and it is possible that we may be required to record significant impairment charges in the future. Such charges have had and could have a material adverse impact on our results of operations.

We are exposed to certain physical and regulatory risks related to climate change, which could adversely affect our business, financial condition and results of operations.

Due to the global nature of our business, we are exposed to a variety of physical risks that may be exacerbated by climate change, including extreme temperatures, severe storms, energy disruptions, fires or wildfires, floods and rising sea levels, among others, all of which are beyond our control. There has also been increased regulation as well as focus from governmental organizations, and our investors, clients and employees, as well as other stakeholders and the media (including social media), on environmental- and sustainability-related issues. Governments and regulators in the U.S. and around the world have been enacting or revising laws and regulations regarding these issues and their priorities or requirements may not be reconcilable. The threats from environmental events could adversely impact our ability to maintain business continuity, and could impair access to our leased office space in affected geographies and the integrity of our information technology systems. Further, compliance with the disparate climate-related frameworks, including requirements related to greenhouse gas emissions and climate change by federal, state, local and foreign legislatures and governmental agencies could cause us to incur operational and other costs to comply, and penalties if we fail to do so.

Increasing scrutiny and changing expectations from governmental organizations, investors, clients and our colleagues with respect to our social-related practices and those of our clients may impose additional costs on us or expose us to new or additional risks, including reputational harm.

Differing (and often conflicting) perceptions, attitudes or legal pronouncements regarding the consideration of social-related characteristics based on race, gender, sexual orientation and other attributes are complicating our ability to attract and maintain an inclusive workforce and comply with disparate U.S. federal and state and foreign legislative and court decisions. Some U.S. states, recent U.S. court decisions, the federal government and third-party activists are restricting or otherwise attempting to influence how we make and manage recruiting, hiring and other employment decisions. This contrasts with regulations being adopted by certain foreign jurisdictions in which we operate, the demands of many of our investors and other stakeholders, as well as third-party proxy and other advisory firms who provide information to investors on corporate governance and related matters, who encourage or demand heightened consideration of diversity-related factors, including the reporting of characteristics of our employee populations, as well as reporting of our recruitment, hiring and other employment processes. Consequently, our employment processes, human capital management, risk management and reporting functions have become more complicated. Any failure to comply with U.S. federal and state and international laws and regulations or court decisions, or to meet the evolving and disparate expectations of our investors, other stakeholders and interested parties, and the media (including social media), could result in legal or regulatory proceedings against us, increased adverse public scrutiny, client dissatisfaction, reputational harm, employee disenfranchisement, increased employee turnover and other challenges in retaining, recruiting and hiring employees, which may give rise to damages or penalties, and materially adversely affect our business, financial results and stock performance.

Our business depends on our ability to use and access information systems, and modernize or replace such systems from time to time, and failure to effectively maintain such systems or modernize or replace systems could materially adversely affect our business and operations and harm our reputation.

We depend on multiple information systems, including our enterprise resource planning system, for operating our business and internal controls. We utilize commercially available third-party technology solutions, which in many cases are customized to our business needs. Our information systems may be compromised by power outages, computer and telecommunications failures, computer viruses, security breaches, hackers, catastrophic events, human error and other events, many of which are beyond our control, and are subject to obsolescence and technological changes. Delays in implementing our information systems, upgrading such systems or failure of such systems to work properly or if any of them should become unavailable, could require us to expend substantial time, effort and costs to adjust our processes, implement changes or corrections, or repair or replace such systems, to carry out our operations, including preparation of our financial statements and to maintain the effectiveness of our internal controls. Failure, delays or compromise of any such information system or material functions, could harm our reputation or our clients, and expose us to claims that could adversely affect our business and results.

The compromise of confidential or proprietary information could damage our reputation, harm our businesses and adversely impact our financial results.

The Company's own confidential and proprietary information and that of our clients or vendors could be compromised, whether intentionally or unintentionally, by our employees, consultants, contractors or vendors. In addition, physical risks associated with climate change, including energy disruptions, flooding, fires or wildfires, and other events, may adversely impact the integrity of our information technology systems. Any significant compromise of the security of our information technology systems leading to theft or misuse of our own or our clients' proprietary or confidential information, or the public disclosure or use of such information by others, could result in losses, damages or penalties, third-party claims, reputational

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harm and the loss of clients and other adverse business consequences, which could negatively impact our financial results or financial condition.

Furthermore, the use or misuse of social media by employees or others could reflect negatively on us or our clients and could have a material adverse effect on our business, financial condition and results of operations. The available legal remedies for the use or misuse of social media may not adequately compensate us for the damages caused by such use or misuse and consequences arising from such actions.

Risks Related to Our People

Our failure to recruit and retain qualified professionals and manage headcount needs and utilization could negatively affect our financial results and our ability to staff client engagements, maintain relationships with clients and drive future growth.

We deliver sophisticated professional services to our clients. Our success and future growth are dependent, in large part, on our ability to keep our supply of skills and human resources in balance with client demand around the world. To attract and retain clients, we need to demonstrate professional acumen and build trust and strong relationships. Our professionals have highly specialized skills. They also develop strong bonds with the clients they serve, which is a critical element in obtaining and maintaining client engagements. Our continued success depends upon our ability to attract and retain professionals who have expertise, good reputations and client relationships critical to maintaining and developing our business. We face intense competition in recruiting and retaining highly qualified professionals to drive our organic growth and support expansion of our services and geographic footprint. We incur significant expenses, time and resources to train, integrate and develop our professionals. We experience attrition of highly qualified professionals in the normal course of our business. We cannot assure that we will be able to attract or retain any particular qualified professionals or replace those that choose to leave us, or maintain or expand our business. If we are unable to successfully integrate, motivate, retain or replace qualified professionals, our ability to continue to secure or perform work may suffer. Competition and third-party recruiting efforts targeting professionals with expertise relevant to our business have accelerated and have caused our costs of retaining and hiring qualified professionals to increase. That is a trend that we see continuing and that has contributed to and in the future is likely to continue to contribute to increased costs of operations and, in some cases, lower operating margins. In addition, the departure of one professional may lead to the departure of other professionals who have worked together here and desire to continue to work together elsewhere.

Despite fixed terms or renewal provisions, we face retention issues during and at the end of the terms of those agreements and large compensation expenses to secure extensions. There is no assurance we will be able to enter into new or extend existing employment agreements with professionals subject to written employment agreements. We monitor contract expirations carefully to commence dialogues with professionals regarding their employment in advance of the actual contract expiration dates. Our goal is to renew employment agreements when advisable and to stagger the expirations of the agreements if possible. Because of the concentration of contract expirations in certain years, we may experience high turnover or other adverse consequences, such as higher costs, loss of clients and engagements or difficulty in staffing engagements, if we are unable to renegotiate employment agreements or the costs of retaining qualified professionals become too high. The implementation of new compensation arrangements may result in the concentration of potential turnover in future years.

Our people are our primary assets and account for the majority of our expenses. During periods of reduced demand for our services, or in response to unfavorable changes in market or industry conditions, we may seek to align our cost structure more closely with our revenues and increase our utilization rates by reducing headcount and eliminating or consolidating underused locations in affected reportable segments or practices. Following such actions, in response to subsequent increases in demand for our services, including as a result of favorable changes in market or industry conditions, we may need to hire, train and integrate additional qualified and skilled personnel and may be unable to do so to meet our needs or our clients' demands on a timely basis. If we are unable to manage staffing levels on a timely basis in light of changing opportunities or conditions, our ability to accept or service business opportunities and client engagements, take advantage of positive market and industry developments, and realize future growth could be negatively affected, which could negatively impact our revenues and profitability. In addition, while increased utilization resulting from headcount reductions may enhance our profitability in the near term, it could negatively affect our business over the longer term by limiting the time our professionals have to seek out and cultivate new client relationships and win new projects.

We incur substantial costs to hire and retain our professionals, and we expect these costs to continue and to grow.

We may pay hiring or retention bonuses to secure the services of professionals and maintain incentive compensation programs for their benefit. Payments have taken the form of unsecured general recourse forgivable loans, stock options, restricted stock, cash-based stock appreciation rights and other equity- and cash-based awards, and cash payments to attract and retain our professional employees. We may provide forgivable or other types of loans under our incentive compensation programs, or to new hires and professionals who join us in connection with acquisitions, as well as to select current employees and other professionals on a case-by-case basis. The aggregate amount of loans to professionals is significant. We expect to continue issuing unsecured general recourse forgivable loans.

In addition, our Economic Consulting segment has contracts with select economists or professionals that provide for compensation equal to a percentage of such individual's annual collected client fees plus a percentage of the annual fees generated by junior professionals working on engagements managed by such professionals, which results in compensation expenses for that segment being a higher percentage of segment revenues and Adjusted Segment EBITDA than the compensation paid by other segments. We expect that these arrangements will continue, and the Company has and will continue to enter into similar arrangements with other economists and professionals hired by the Company.

In some cases, however, we have been, and in the future expect that we will continue to be, unsuccessful in reaching agreement on compensation or other key employment terms with certain highly qualified professionals who then choose to leave the Company. Such professionals will often pursue other business and professional opportunities and may compete with the Company for clients and/or employees. These situations have increased, and we expect that they will continue in the future to increase, our costs to retain other professionals at the Company and impact our ability to retain existing clients and win new engagements.

We rely heavily on our executive officers and the heads of our segments and industry and regional leaders for the success of our business, the loss of whom may negatively impact our business and operations.

We rely heavily on our executive officers and our segment, industry and regional leaders to manage our operations. Given the highly specialized nature of our services and the scale of our operations, our executive officers and the heads of our segments and industry and regional leaders must have a thorough understanding of our service offerings, as well as the skills and experience necessary to manage a large organization in diverse geographic locations. We are unable to predict with certainty the impact that leadership transitions and the loss of certain employees in leadership roles may have on our business operations, prospects, financial results, client relationships, or employee retention or morale. If one or more of our leaders leave and cannot be replaced with a suitable candidate quickly, we could experience difficulty in securing and successfully completing engagements and managing our operations, which could harm our business, prospects and financial results.

Professionals may leave our Company to form or join competitors or clients, and the loss of such professionals may negatively impact our business and operations.

Our professionals typically have close relationships with the clients they serve, based on their expertise and bonds of personal trust and confidence. Therefore, the barriers to our professionals pursuing independent business opportunities or joining our competitors or clients are low. Although our clients generally contract for services with us as a company, and not with an individual, in the event that a professional leaves, such clients may decide that they prefer to continue working with a specific professional rather than with our Company. This has occurred in the past, and we expect that it will continue to occur from time to time in the future.

We may not have, or may choose not to pursue, legal recourse against professionals that leave our Company to join competitors or clients.

While our written employment agreements with our Senior Managing Directors and equivalent employees may include non-competition and non-solicitation clauses, such clauses may offer us only limited or no protections and may be unenforceable in one or more jurisdictions. Further, in certain jurisdictions, non-competition clauses have been abolished or banned. These restrictions on our ability to adopt or enforce non-competition and non-solicitation clauses may increase turnover and compensation costs to hire and retain professionals, and may adversely impact our ability to hire, maintain and increase headcount, and our ability to service and keep our clients and secure engagements.

When inclusion of a non-competition clause is appropriate, we have generally drafted the restrictions to seek to comply with applicable state law, including "reasonableness" standards regarding scope and duration. However, changes in state laws and rules and new court decisions can raise questions about the enforceability of contractual restrictions that, when originally agreed, appeared to be enforceable. In the case of employees outside the U.S., we draft non-competition provisions in an effort to comply with applicable foreign law. In the event an employee departs and acts in a way that we believe violates an applicable non-competition or non-solicitation agreement, we will consider any available legal remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with a former employee or client, or other concerns, outweigh the potential benefits of litigation or other options to seek legal or equitable remedies. We may also decide that the likelihood of success does not justify the costs of pursuing a claim. Accordingly, there may be times we may decide not to pursue legal action, even if it is available. If we do decide to pursue legal action, we will incur additional costs as a result of such action.

Our failure to achieve and maintain an inclusive workforce may impair our ability to attract and retain qualified employees, win and maintain clients, or attract investment, which could have a material adverse effect on our business and financial results, as well as reputational harm.

As a global company, our talent and retention initiatives are designed to create an inclusive workforce. We believe that a workforce that reflects the myriad identities of our clients and vendors with whom we do business, our stakeholders and the populations of the regions in which we have operations results in best in class advice to our clients, improves the quality of our services, promotes employee satisfaction and retention, and increases the overall value of our business. We promote inclusion through education, training and development opportunities. Failure to maintain an inclusive workforce may adversely affect our business.

Risks Related to Our Client Relationships

Damage to our reputation could result in material adverse consequences to our business and adversely impact our client engagements and financial results.

Damage to our reputation or the reputations of key members of our workforce could materially and adversely affect our business and operations in many possible ways, including among, other things: (i) difficulty retaining clients or securing client referrals or new clients; (ii) adverse publicity and public comments; (iii) activist social media and other campaigns targeting our or our clients' businesses and activities; (iv) increased employee turnover or difficulty recruiting and hiring staff; and (v) public scrutiny. Given the frequently high-profile nature of the matters we work on, any factor that diminishes our reputation or the reputation of any of our professionals could put us at a competitive disadvantage and adversely affect our business, prospects and financial results.

If we are unable to accept or continue client engagements due to real or perceived relationship issues, our revenues, growth, client engagements and prospects may be negatively affected.

From time to time we may decide that we cannot or should not accept an engagement from an existing or prospective client or represent multiple clients in connection with the same or competitive engagements. In addition, on occasion, we may decide that we should or must resign from a client engagement. Such decisions may negatively impact our revenues, growth and financial results. While we follow internal practices to assess real and potential issues in the relationships between and among our clients, engagements, segments, practices and professionals, such concerns cannot always be avoided. For example, we generally will not represent parties adverse to each other in the same matter. Under U.S. federal bankruptcy rules, we generally may not represent both a debtor and its creditors in the same proceeding, and we are required to notify the U.S. Trustee of real or potential conflicts. Even if we begin a bankruptcy-related engagement, the U.S. Trustee could find that we no longer meet the disinterestedness standard because of real or potential changes in our status as a disinterested party and order us to resign, which could result in disgorgement of fees. Future acquisitions may require us to resign from a client engagement because of relationship issues that are not currently identifiable. In addition, businesses that we acquire or employees who join us may not be free to accept engagements they could have accepted prior to our acquisition or hire because of relationship issues.

Claims involving our services or adverse publicity could harm our overall professional reputation and our ability to compete and attract business or hire or retain qualified professionals.

Our engagements involve matters that may result in a severe impact on a client's business, cause the client a substantial monetary loss or prevent the client from pursuing business opportunities. Our ability to attract new clients and generate new and repeat engagements or hire professionals depends upon our ability to maintain a high degree of client satisfaction, as well as our reputation among industry professionals. As a result, any claims against us involving the quality of our services may be more damaging than similar claims against businesses in other industries.

From time to time, we may accept clients or perform engagements that may be viewed as controversial or that generate adverse publicity relating to our involvement or the services that we provide, including work we do for clients in high emissions industries. Such controversial engagements or negative reactions may adversely affect our reputation or the reputations of our employees and other professionals who provide services, or may otherwise harm our ability to attract or retain clients, employees and other professionals, all of which could have an adverse effect on our results of operations, business or prospects.

We may incur significant costs and may lose engagements as a result of claims by our clients regarding our services.

Many of our engagements involve complex analysis and the exercise of professional judgment, including litigation and governmental investigatory matters where we act as experts. Therefore, we are subject to the risk of professional and other liabilities. Although we believe we maintain an appropriate amount of insurance, it is limited. Damages and/or expenses resulting from any successful claim against us, for indemnity or otherwise, in excess of the amount of insurance coverage will be borne directly by us and could harm our profitability and financial resources. Any claim by a client or third-party against us could expose us to reputational issues that adversely affect our ability to attract new or maintain existing engagements or clients or qualified professionals or other employees, consultants or contractors.

Our clients may terminate our engagements with little or no notice and without penalty, which may result in unexpected declines in our utilization and revenues.

Our engagements center on transactions, disputes, litigation and other event-driven occurrences that require independent analysis or expert services. Transactions may be postponed or canceled, litigation may be settled or dismissed, and disputes may be resolved, in each case with little or no prior notice to us. If we cannot manage our work in process, our professionals may be underutilized until we can reassign them or obtain new engagements, which can adversely affect financial results.

The engagement letters that we typically enter into with clients do not obligate them to continue to use our services. Typically, our engagement letters permit clients to terminate our services at any time without penalty. In addition, our business involves large client engagements that we staff with a substantial number of professionals. At any time, one or more client engagements may represent a significant portion of a segment's revenues. If we are unable to replace clients or revenues as engagements end or if clients unexpectedly cancel engagements with us or curtail the scope of our engagements and we are unable to replace the revenues from those engagements, eliminate the costs associated with those engagements or find other engagements to utilize our professionals, the financial results of the Company could be adversely affected.

We may not have, or may choose not to pursue, legal remedies against clients that terminate their engagements.

The engagement letters that we typically have with clients do not obligate them to continue to use our services and permit them to terminate the engagement without penalty at any time. Even if the termination of an ongoing engagement by a client could constitute a breach of the client's engagement agreement, we may decide that preserving the overall client relationship is more important than seeking damages for the breach and, for that or other reasons, decide not to pursue any legal remedies against a client, even though such remedies may be available to us. We make the determination whether to pursue any legal actions against a client on a case-by-case basis.

Risks Related to Competition

If we fail to compete effectively, we may miss business opportunities or lose existing clients, and our revenues and profitability may decline.

The market for some of our consulting services is highly competitive. We do not compete against the same companies across all of our segments, practices, services, industries or geographic regions. Instead, we compete with different companies or businesses of companies depending on the particular nature of a proposed engagement and the types of requested service(s) and the location of the client or delivery of the service(s). Our operations are highly competitive.

Our competitors include large organizations, such as the global accounting firms and the large management and financial consulting companies that offer a broad range of consulting services; investment banking firms; IT consulting and software companies, which offer niche services that are the same or similar to services or products offered by one or more of our segments; and small firms and independent contractors that focus on specialized services. Some of our competitors have significantly more financial resources, a larger national or international presence, larger professional staffs and greater brand recognition than we do. Some have lower overhead and other costs and can compete through lower cost service offerings.

Since our business depends in large part on professional relationships, our business has low barriers to entry for professionals electing to start their own firms or work independently. In addition, it is relatively easy for professionals to change employers.

If we cannot compete effectively or if the costs of competing, including the costs of hiring and retaining professionals, become too expensive, our revenue growth and financial results could be negatively affected and may differ materially from our expectations.

Our competitors may adopt and deploy new technologies, such as AI and machine learning, more rapidly or successfully than we do, which may materially adversely affect our competitive position, operations and financial results.

We may face competition from parties who sell us their businesses and from professionals who cease working for us.

In connection with our acquisitions, we generally obtain non-solicitation agreements from the professionals we hire, as well as non-competition agreements from senior managers and professionals. The agreements prohibit such individuals from competing with us during the term of their employment and for a fixed period afterward and from seeking to solicit our employees or clients. In some cases, but not all, we may obtain non-competition or non-solicitation agreements from parties who sell us their businesses or assets. The duration of post-employment non-competition and non-solicitation agreements typically ranges from six to 12 months. Non-competition agreements with the sellers of businesses or assets that we acquire typically continue longer than 12 months. Certain activities may be carved out of, or otherwise may not be prohibited by, these arrangements. We cannot assure that one or more of the parties from whom we acquire a business or assets, or who do not join us or leave our employment, will not compete with us or solicit our employees or clients in the future. States and foreign jurisdictions may interpret restrictions on competition narrowly and in favor of employees or sellers. Therefore, certain restrictions on competition or solicitation may be unenforceable. In addition, we may not pursue legal remedies if we determine that preserving cooperation and a professional relationship with a former employee or his or her clients, or other concerns, outweighs the benefits of any possible legal recourse or the likelihood of success does not justify the costs of pursuing a legal remedy. Such persons, because they have worked for our Company or a business that we acquire, may be able to compete more effectively with us, or be more successful in soliciting our employees and clients, than unaffiliated third parties.

Risks Related to Acquisitions

We may have difficulty integrating acquisitions or convincing clients to allow assignment of their engagements to us, which can increase costs of, and reduce the benefits we receive from, acquisitions.

The process of managing and integrating acquisitions into our existing operations may result in unforeseen operating difficulties and may require significant financial, operational and managerial resources that would otherwise be available for the operation, development and organic expansion of our existing operations. To the extent that we misjudge our ability to effectively manage and integrate acquisitions, we may have difficulty achieving our operating, strategic and financial objectives.

Acquisitions also may involve a number of special financial, business and operational risks, such as: (i) difficulties in integrating differing corporate cultures and management styles; (ii) disparate policies and practices; (iii) client relationship issues; (iv) decreased utilization during the integration process; (v) loss of key existing or acquired personnel; (vi) increased costs to improve or coordinate managerial, operational, financial and administrative systems; (vii) dilutive issuances of equity securities, including convertible debt securities, to finance acquisitions; (viii) the assumption of legal liabilities; (ix) future earn-out payments or other price adjustments; (x) potential future write-offs relating to the impairment of goodwill or other acquired intangible assets or the revaluation of assets; (xi) difficulty or inability to collect receivables; and (xii) undisclosed liabilities.

In addition to the integration challenges mentioned above, our acquisitions of non-U.S. companies offer distinct integration challenges relating to foreign laws and governmental regulations, including tax and employee benefit laws, and other factors relating to operating in countries other than the U.S., which we have addressed above in the discussion regarding the difficulties we may face operating globally.

Asset transactions may require us to seek client consents to the assignment of their engagements to us or a subsidiary. All clients may not consent to assignments. In certain cases, such as government contracts and bankruptcy engagements, the consent of clients cannot be solicited until after the acquisition has closed. Further, such engagements may be subject to security clearance requirements or bidding provisions with which we might not be able to comply. There is no assurance that clients of the acquired entity or local, state, federal or foreign governments will agree to novate or assign their contracts to us.

The Company may also hire groups of selected professionals from another company. In such event, there may be restrictions on the ability of the professionals who join the Company to compete and work on client engagements. In addition, the Company may enter into arrangements with the former employers of those professionals regarding limitations on their work until any time restrictions pass. In such circumstances, there is no assurance that the Company will enter into mutually agreeable arrangements with any former employer, and the utilization of such professionals may be limited, and our financial results could be negatively affected until their restrictions end. The Company could also face litigation risks from group hires. Risks relating to claims or litigation relating to breach of applicable restrictive covenants by such new hires may result in the Company being subject to monetary damages, which could be significant, and could delay or restrict the ability of such new hires to provide services as employees of the Company.

We may have different systems of governance and management from a company we acquire or its parent, which could cause professionals who join us from an acquired company to leave us.

Our governance and management policies and practices will not mirror the policies and practices of an acquired company or its parent. In some cases, different management practices and policies may lead to workplace dissatisfaction on the part of professionals who join our Company following an acquisition. Some professionals of an acquired company may choose not to join our Company or leave after joining us. Existing professionals may leave us as well. The loss of key professionals may harm our business and financial results and cause us not to realize the anticipated benefits of the acquisition.

Risks Related to Our Indebtedness

Our leverage could adversely affect our financial condition or operating flexibility if the Company fails to comply with operating covenants under applicable debt instruments.

Our senior unsecured bank revolving credit facility ("Credit Facility"), or our other indebtedness outstanding from time to time, contains or may contain operating covenants that may, subject to exceptions, limit our ability and the ability of our subsidiaries to, among other things: (i) create, incur or assume certain liens; (ii) make certain restricted payments, investments and loans; (iii) create, incur or assume additional indebtedness or guarantees; (iv) create restrictions on the payment of dividends or other distributions to us from our restricted subsidiaries; (v) engage in M&A transactions, consolidations, sale-leasebacks, joint ventures, and asset and security sales and dispositions; (vi) pay dividends or redeem or repurchase our capital stock; (vii) alter the business that we and our subsidiaries conduct; (viii) engage in certain transactions with affiliates; (ix) modify the terms of certain indebtedness; (x) prepay, redeem or purchase certain indebtedness; and (xi) make material changes to accounting and reporting practices.

In addition, the Credit Facility includes a financial covenant that requires us not to exceed a maximum consolidated total net leverage ratio (the ratio of funded debt (less unrestricted cash up to $300.0 million) to Consolidated EBITDA, as defined in the Credit Facility).

Operating results below a certain level or other adverse factors, including a significant increase in interest rates, could result in us being unable to comply with certain covenants. Additionally, failure to attain or maintain certain credit ratings could result in our being required to secure the Credit Facility by the assets of substantially all of our wholly-owned U.S. subsidiaries. rIf we violate any applicable covenants and are unable to obtain waivers, our agreements governing our indebtedness or other applicable agreement could be declared in default and could be accelerated, which could permit, in the case of secured debt, the lenders to foreclose on our assets securing the debt thereunder. If the indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our debt is in default for any reason, our cash flows, financial results or financial condition could be materially and adversely affected. In addition, complying with these covenants may cause us to take actions that are not favorable to holders of our outstanding indebtedness and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

We and our subsidiaries may incur significant additional indebtedness.

We and our subsidiaries may incur substantial additional indebtedness, including additional secured indebtedness, in the future. The terms of the agreements governing our Credit Facility and other indebtedness limit, but do not prohibit, us from incurring additional indebtedness.

Our ability to incur additional indebtedness may have the effect of reducing the funds available to pay amounts due with respect to our indebtedness. If we incur new indebtedness or other liabilities, the related risks that we and our subsidiaries may face could intensify.

We may be unable to generate sufficient cash to service our indebtedness, and we may be forced to take actions to satisfy our payment obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our indebtedness depends on our future performance, including the performance of our subsidiaries, which will be affected by financial, business and economic conditions, competition and other factors. We will not be able to control many of these factors, such as the general economy, economic conditions in the industries in which we operate and competitive pressures. Our cash flows may not be sufficient to allow us to pay principal and interest on our indebtedness and to meet our other obligations. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures or to sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements, including our Credit Facility, may restrict us from pursuing any of these alternatives.

In the event that we need to refinance all or a portion of our outstanding indebtedness before maturity or as it matures, we may not be able to obtain terms as favorable as the terms of our existing indebtedness or refinance our existing indebtedness at all. If interest rates or other factors existing at the time of refinancing result in higher interest rates upon refinancing, we will incur higher interest expense. Furthermore, if any rating agency changes our credit rating or outlook, our debt and equity securities could be negatively affected, which could adversely affect our financial condition and financial results.

Our Credit Facility is guaranteed by substantially all of our wholly-owned domestic subsidiaries and will be required to be guaranteed by future wholly-owned domestic subsidiaries, including those that join us in connection with acquisitions.

Substantially all of our wholly-owned U.S. subsidiaries guarantee our obligations under our Credit Facility. Future wholly-owned U.S. subsidiaries, subject to certain exclusions, will be required to provide similar guarantees. If we default on any guaranteed indebtedness, our U.S. subsidiaries that are guarantors could be required to make payments under their guarantees, which could materially adversely affect our business and financial results.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

Borrowings under our Credit Facility bear variable rates of interest, including for U.S. Dollar borrowings at the Secured Overnight Financing Rate and, for borrowings in British Pounds, the Sterling Overnight Index Average, which expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our cash flows could be adversely affected. An increase in debt service obligations under our variable rate indebtedness could affect our ability to make payments required under the terms of the agreements governing our indebtedness or our other indebtedness outstanding from time to time.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

We operate our segments and their practices through FTI Consulting and its subsidiaries in 32 countries with different business, client, and geographic cybersecurity risk profiles. We aim to proactively identify and assess our vulnerability to cybersecurity threats and actual cybersecurity incidents on an ongoing basis at both the enterprise level, as well as at a more operational level, differentiating unique risks related to our segments, practices, clients, employees, and the locations in which business is conducted. Our Information Technology Group ("ITG") helps monitor and analyze cybersecurity incidents and risks and our progress mitigating and resolving such threats. This information is regularly discussed with our outside directors and executive management.

Approach and Integration

Cybersecurity risk is integrated and managed as part of our broader enterprise risk management program under the direction of our Vice President – Chief Risk and Compliance Officer – who works closely with our Chief Information Officer and others, including the Head of our Cybersecurity & Privacy division to help identify, review, assess and address cybersecurity and other security risks. Our Chief Risk and Compliance Officer, Chief Information Officer and the Head of our Cybersecurity & Privacy division are members of the Company's cybersecurity response team (the "Cyber Response Team"). The Cyber Response Team's responsibilities include maintaining a Cybersecurity Incident Response Plan, which sets out a path for how cyber threats and incidents are identified and escalated up to and including the Board of Directors and other leadership, when appropriate. Direct threats are escalated promptly to the appropriate team, following a path that considers both the nature of the threat, the level of risk, and the degree to which it has been substantiated. Indirect threats, such as third-party incidents, are escalated through the ITG to the appropriate corporate functions, as the situation warrants.

Third-Party Engagement and Oversight

Where appropriate, we engage third-party vendors to provide cybersecurity-related services, including security monitoring, risk assessments, penetration testing, audit support and incident response services. Vendors are selected through due diligence processes appropriate to the nature of the services provided, and we enter into written agreements that include provisions addressing data security, confidentiality, privacy and incident notification.

We conduct vendor oversight activities based on the nature of the services and associated risks, which may include performance discussions, issue management and remediation follow-up, as appropriate.

Our Vendor Code of Conduct ("VCC") establishes expectations related to ethical conduct and data protection. As part of applicable vendor onboarding processes, vendors are required to acknowledge and agree to comply with the VCC or to provide an alternative code of conduct that demonstrates comparable standards. For vendor engagements involving access to information systems, confidential information or physical security considerations, appropriate cross-functional stakeholders participate in risk and compliance reviews during the procurement and contract review process prior to engagement. Our contracts for such vendors include provisions designed to safeguard company and client information and to define responsibilities in the event of a security incident.

Incident Response Plan and Training

In the event of the detection of a potentially significant cybersecurity incident or threat, an escalation of cybersecurity threat, or changes with respect to a current incident, the Company has processes in place to notify relevant employees who assist in the response, as well as third-party vendors. Our ITG and management, in consultation with the Company's outside legal counsel and accountants, will assess materiality, informed by ongoing discussions about what criteria would constitute potential materiality considerations. The Audit Committee and necessary directors will be informed of all material events.

To educate our management, employees, and consultants, and help mitigate the risk of human failure in exposing our Information Technology systems to cybersecurity threats from bad actors, our management, employees, and consultants are required to complete on-line cybersecurity training annually. We also provide regular reminders to employees regarding suspicious emails or other communications and conduct periodic phishing simulations and remedial spot testing and training to reinforce recognition and response techniques.

In 2025, we continued to review and refine our incident response procedures. We conducted technical tabletop exercises, simulating cybersecurity events and appropriate responses, with the senior leadership team of FTI Consulting, including an executive officer and an outside director, and provided regular quarterly updates to the Board of Directors on ongoing efforts to strengthen our security posture. We continue to communicate with the broader executive incident response team on updates to our incident response posture and any simulation training conducted on a periodic basis. The expanded incident response briefing schedule is also included in the annual Board of Directors briefing, and directors and certain officers of the Company have been and will continue to be given the opportunity to participate in simulation training. In addition, our outside directors are encouraged to attend continuing education relating to cybersecurity.

Materiality of Risks

We are subject to and routinely face cyber-based attacks and attempts by hackers and similar unauthorized users seeking to gain access to or corrupt our information technology systems. Since the beginning of the last fiscal year, we have not identified risks from known cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected us, including our business strategy, results of operations, or financial condition, or that we believe are reasonably likely to have such an effect over the long term. However, there can be no assurance that we will be able to successfully mitigate the negative impacts of cybersecurity threats in the future. Accordingly, we continue to prioritize our cybersecurity risk management despite the lack of identified material impacts to date.

Governance

Management and Board of Directors' Role

The Audit Committee meets regularly with management to help manage and assess risk exposures and potential damages related to information security, cybersecurity, and data protection and the steps management has taken to help identify, monitor, and control such exposures, as well as associated mitigation and remediation action, and actions to continue our operations. Information distributed to and discussed with the Audit Committee includes data on cybersecurity incidents and risks, company-wide enterprise risks, training programs, risk assessments, internal controls, security software, incident response plans, and forward-looking information security and business continuity strategies. The Audit Committee reports directly to the Board of Directors on a quarterly basis.

Expertise of Management

Our Chief Information Officer, who has led our ITG since 1999, holds degrees in Cybersecurity Management and Policy and Information Management and is certified in various information security applications. The Head of our Cybersecurity and Privacy division has been with FTI since 2007 and has extensive experience in the cybersecurity field. The members of Cybersecurity & Privacy division have experience and education in cybersecurity, risk management, data assurance, and compliance. Among them they hold various certifications in information systems security and privacy. The practices and activities of our cybersecurity and information technology teams align with internationally accepted management frameworks.

Furthermore, we offer cybersecurity consulting as a service to clients. Our client-facing cybersecurity and information security experts periodically advise our cybersecurity and information technology teams regarding best practices. In addition, from time-to-time, they address our executives, directors, and other segment or regional leaders regarding complex issues faced by other companies that arise from data-security-related challenges. Among other things, they discuss new and evolving types and levels of threats and attacks, hacking and ransomware, foreign actors, risks driven by new and evolving technologies, including artificial intelligence, potential damages, and liability, and technological and other solutions potentially available to mitigate such risks, as well as other company responses. The existence of this team within FTI aids in our ability to have current incident and threat intelligence that we can use to bolster our own security posture and defenses. Our cybersecurity practice also provides us with supplemental incident response investigation services in partnership with independent, external consultants, as needed and as appropriate.

For additional information on the risks we face related to cyber and information security threats, please see the related risk factor in Item 1A. Risk Factors.

ITEM 2.   PROPERTIES

Our executive offices located in Washington, D.C., consist of 100,511 square feet under a lease expiring April 2028. We also lease offices to support our operations in 30 other cities across the U.S., including New York, Chicago, Denver, Houston, Dallas, Los Angeles and San Francisco, and we lease office space to support our international locations in 31 countries and territories — the UK, Ireland, Finland, France, Germany, Spain, Belgium, Switzerland, Denmark, Italy, Netherlands, Portugal, Sweden, Australia, China (including Hong Kong), Japan, Singapore, the United Arab Emirates, Lebanon, South Korea, South Africa, Argentina, Brazil, Colombia, Mexico, Canada, India, Qatar, Saudi Arabia, the Cayman Islands and the Virgin Islands (British). In November 2025, we entered into a material lease agreement to accept possession of three leases for our new office space in London, England for an initial fixed term of 15 years, subject to a one-time renewal option of five or ten years for each of the three leases. The Company expects to accept possession of the premises on or about September 25, 2027. We believe our existing leased facilities are adequate to meet our current requirements and that suitable space will be available as needed.

ITEM 3.   LEGAL PROCEEDINGS

From time to time in the ordinary course of business, we are subject to claims, asserted or unasserted, or named as a party to lawsuits or investigations. Litigation can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings cannot be predicted with any certainty, and in the case of more complex legal proceedings the results are difficult to predict at all. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and/or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from those anticipated at the time. As of the filing of our Annual Report on Form 10-K, we are not aware of any asserted or unasserted legal proceedings or claims that we believe would have a material adverse effect on our financial condition or results of our operations.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.　MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Our common stock currently trades on the New York Stock Exchange (the "NYSE") under the symbol FCN. As of January 30, 2026, the number of holders of record of our common stock was 304, which does not include a substantially greater number of beneficial holders whose shares are held by banks, brokers and other financial institutions.

Securities Authorized for Issuance under Equity Compensation Plans

The following table includes the number of shares of common stock of the Company authorized or to be issued upon exercise of outstanding options, warrants and rights awarded under our employee equity compensation plans as of December 31, 2025:

	(a)	(b)	(c)
Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(in thousands, except per share data)		
Equity compensation plans approved by security holders	22 [1]	$　40.36	1,145 [2]
Total	22	$　40.36	1,145

---

[1]　Includes up to 22,042 shares of common stock issuable upon exercise of fully vested stock options granted under our 2009 Omnibus Incentive Compensation Plan (as Amended and Restated Effective as of June 3, 2015).

[2]　Includes 1,144,986 shares of common stock available for issuance under our 2017 Omnibus Incentive Compensation Plan, as amended, all of which are available for stock-based awards.

Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information with respect to purchases we made of our common stock during the fourth quarter of 2025:

	Total Number of Shares Purchased		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Program [1]		Approximate Dollar Value of Shares That May Yet Be Purchased Under the Program
	(in thousands, except per share data)						
October 1 through October 31, 2025	487		$ 159.99		487 [4]	$	497,398
November 1 through November 30, 2025	— [2]		$ 163.27		—	$	497,398
December 1 through December 31, 2025	35 [3]		$ 169.02		33 [5]	$	491,756
Total	522				520		

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[1] On June 2, 2016, our Board of Directors authorized a stock repurchase program (the "Repurchase Program"), which was most recently increased by $500.0 million to an aggregate authorization of $2.2 billion on October 21, 2025. No time limit has been established for the completion of the Repurchase Program, and the Repurchase Program may be suspended, discontinued or replaced by the Board of Directors at any time without prior notice. During the quarter ended December 31, 2025, we repurchased an aggregate of 519,944 shares of our common stock under the Repurchase Program at an average price of $160.58 per share for a total cost of approximately $83.5 million.

[2] Includes 73 shares of common stock withheld to cover payroll tax withholdings related to the lapse of restrictions on restricted stock.

[3] Includes 1,426 shares of common stock withheld to cover payroll tax withholdings related to the lapse of restrictions on restricted stock.

[4] During the month ended October 31, 2025, we repurchased and retired 486,580 shares of common stock, at an average price per share of $159.99, for an aggregate cost of $77.8 million.

[5] During the month ended December 31, 2025, we repurchased and retired 33,364 shares of common stock, at an average price per share of $169.11, for an aggregate cost of $5.6 million.

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our consolidated financial condition, results of operations and liquidity and capital resources for each of the two years in the period ended December 31, 2025 and significant factors that could affect our prospective financial condition and results of operations. This discussion should be read in conjunction with our consolidated financial statements and notes included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K (the "Annual Report"). For a similar discussion and analysis of our results for the year ended December 31, 2024 compared to our results for the year ended December 31, 2023, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report for the year ended December 31, 2024, filed with the United States ("U.S.") Securities and Exchange Commission ("SEC") on February 20, 2025. Historical results and any discussion of prospective results may not indicate our future performance.

Business Overview

FTI Consulting, Inc., including its consolidated subsidiaries (collectively, the "Company," "we," "our" or "FTI Consulting") is a leading global expert firm for organizations facing crisis and transformation. Individually, each of our segments and practices is staffed with experts recognized for the depth of their knowledge and a track record of making an impact.

We report financial results for the following five reportable segments:

Our **Corporate Finance** segment focuses on the strategic, operational, financial, transactional and capital needs of our clients around the world. Our clients include companies, boards of directors, investors, private equity sponsors, lenders, and other financing sources and creditor groups, governments and other interested parties. We deliver a wide range of services centered around three core offerings: Transactions, Transformation and Turnaround & Restructuring.

Our **Forensic and Litigation Consulting ("FLC")** segment provides law firms, companies, boards of directors, government entities, private equity firms and other interested parties with a multidisciplinary and independent range of services across risk & investigations and disputes, supported by our data & analytics technology-enabled solutions, with a focus on highly regulated industries. Our services are centered around five core offerings: Construction, Projects & Assets and Environmental Solutions, Data & Analytics, Dispute Advisory Services, Healthcare Risk Management & Advisory and Risk & Investigations, which includes our cybersecurity and financial services-related offerings.

Our **Economic Consulting** segment, including subsidiary Compass Lexecon LLC, provides law firms, companies, government entities and other interested parties with analyses of complex economic issues for use in international arbitration, legal and regulatory proceedings and strategic decision making and public policy debates around the world. We deliver a wide range of services centered around three core offerings: Antitrust & Competition Economics, Financial Economics and International Arbitration.

Our **Technology** segment provides companies, law firms, private equity firms and government entities with a comprehensive global portfolio of digital insights and risk management, artificial intelligence ("AI") and data services. Our professionals help organizations better address risk as the growing volume and variety of enterprise and emerging data intersects with legal, regulatory and compliance needs. We deliver a wide range of expert and AI-powered solutions driven by five core client needs: Blockchain & Digital Assets, Information Governance, Privacy & Security, Investigations, Litigation, and M&A, Antitrust and Competition.

Our **Strategic Communications** segment develops and executes communications strategies to help management teams, boards of directors, law firms, governments and regulators manage change and mitigate risk surrounding transformational and disruptive events, including crises, transactions, investigations, disputes, regulation and legislation. We deliver a wide range of services centered around three core offerings: Corporate Reputation, Financial Communications and Public Affairs.

The Company renamed its Corporate Finance & Restructuring segment to Corporate Finance to better align with the segment's business activities, structure and strategy, as of December 31, 2025. The segment name change did not result in any change to the composition of the segment and has no impact on previously reported financial information.

We derive substantially all of our revenues from providing professional services to both U.S. and international clients. Most of our services are rendered under time and expense contract arrangements, which require the client to pay us based on the number of hours worked at contractually agreed-upon rates. Under this arrangement, we typically bill our clients for reimbursable expenses, including those relating to travel, out-of-pocket expenses, outside consultants and other outside service costs. Certain contracts are rendered under fixed-fee arrangements, which require the client to pay a fixed-fee in exchange for a predetermined set of professional services. Fixed-fee arrangements may require certain clients to pay us a recurring retainer. Our contract arrangements may also contain success fees or performance-based arrangements in which our fees are based on the attainment of contractually defined objectives with our client. This type of success fee may supplement a time and expense or fixed-fee arrangement. Success fees and other contractual terms may cause variations in our revenues and operating results due to the timing of when achieving the performance-based criteria becomes probable. Seasonal factors, such as the timing of our employees' and clients' vacations and holidays, may impact the timing of our revenue recognition across our segments.

In our Technology segment, certain clients are billed based on the amount of data storage used or the volume of information processed. Unit-based revenues are defined as revenues billed on a per item, per page or another unit-based method and include revenues from data processing and hosting. Unit-based revenues include revenues associated with licensed software products made available to customers via a web browser ("on-demand"). On-demand revenues are charged on a unit or monthly basis and include, but are not limited to, processing and review related functions.

Our financial results are primarily driven by:

- the number, size and type of engagements we secure;

- the number of billable professionals;

- the utilization rates of the billable professionals we employ;

- the rate per hour or fixed charges we charge our clients for services;

- the timing of revenue recognition;

- the length of the billing and collection cycles; and

- the geographic locations of our clients or locations in which services are rendered.

We define acquisition growth as revenues of acquired companies in the first 12 months following the effective date of an acquisition. When significant, we identify the impact of acquisition-related revenue growth.

When significant, we identify the estimated impact of foreign currency ("FX") driven by our businesses with functional currencies other than the U.S. dollar ("USD"). The estimated impact of FX on the period-to-period performance results is calculated as the difference between the prior period results multiplied by the average FX exchange rates to USD in the current period and the prior period results, multiplied by the average FX exchange rates to USD in the prior period.

Non-GAAP Financial Measures

In the accompanying analysis of financial information, we sometimes use information derived from consolidated and segment financial information that may not be presented in our financial statements or prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). Certain of these financial measures are considered not in conformity with GAAP ("non-GAAP financial measures") under the SEC rules. Specifically, we have referred to the following non-GAAP financial measures:

- Total Segment Operating Income

- Adjusted Segment EBITDA

- Total Adjusted Segment EBITDA

- Adjusted EBITDA

- Adjusted EBITDA Margin

- Adjusted Net Income

- Adjusted Earnings per Diluted Share

- Free Cash Flow

We have included the definition of Segment Operating Income, which is a GAAP financial measure, below in order to more fully define the components of certain non-GAAP financial measures in the accompanying analysis of financial information.

We define Segment Operating Income as a segment's share of consolidated operating income. We define Total Segment Operating Income, which is a non-GAAP financial measure, as the total of Segment Operating Income for all segments, which excludes unallocated corporate expenses. We use Segment Operating Income for the purpose of calculating Adjusted Segment EBITDA, which is a non-GAAP financial measure. We define Adjusted Segment EBITDA as Segment Operating Income before depreciation, amortization of intangible assets, remeasurement of acquisition-related contingent consideration, special charges and goodwill impairment charges. We use Adjusted Segment EBITDA as a basis to internally evaluate the financial performance of our segments because we believe it reflects core operating performance and provides an indicator of the segment's ability to generate cash. We define Total Adjusted Segment EBITDA, which is a non-GAAP financial measure, as the total of Adjusted Segment EBITDA for all segments, which excludes unallocated corporate expenses.

We define Adjusted EBITDA, which is a non-GAAP financial measure, as consolidated net income before income tax provision, other non-operating income (expense), depreciation, amortization of intangible assets, remeasurement of acquisition-related contingent consideration, special charges, goodwill impairment charges, gain or loss on sale of a business and losses on early extinguishment of debt. We define Adjusted EBITDA Margin, which is a non-GAAP financial measure, as Adjusted EBITDA as a percentage of total revenues. We believe that these non-GAAP financial measures, when considered together with our GAAP financial results and GAAP financial measures, provide management and investors with a more complete understanding of our operating results, including underlying trends. In addition, EBITDA is a common alternative measure of operating performance used by many of our competitors. It is used by investors, financial analysts, rating agencies and others to value and compare the financial performance of companies in our industry. Therefore, we also believe that these non-GAAP financial measures, considered along with corresponding GAAP financial measures, provide management and investors with useful supplemental information.

We define Adjusted Net Income and Adjusted Earnings per Diluted Share ("Adjusted EPS"), which are non-GAAP financial measures, as net income and earnings per diluted share ("EPS"), respectively, excluding the impact of remeasurement of acquisition-related contingent consideration, special charges, goodwill impairment charges, the gain or loss on sale of a business and losses on early extinguishment of debt. We use Adjusted Net Income for the purpose of calculating Adjusted EPS. Management uses Adjusted EPS to assess total Company operating performance on a consistent basis. We believe that these non-GAAP financial measures, when considered together with our GAAP financial results and GAAP financial measures, provide management and investors with useful supplemental information on our business operating results, including underlying trends.

We define Free Cash Flow, which is a non-GAAP financial measure, as net cash provided by operating activities less cash payments for purchases of property and equipment. We believe this non-GAAP financial measure, when considered together with our GAAP financial results, provides management and investors with useful supplemental information on the Company's ability to generate cash for ongoing business operations and capital deployment.

Non-GAAP financial measures are not defined in the same manner by all companies and may not be comparable with other similarly titled measures of other companies. Non-GAAP financial measures should be considered in addition to, but not as a substitute for or superior to, the information contained in our Consolidated Statements of Comprehensive Income and Consolidated Statements of Cash Flows. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included elsewhere in this report.

Full Year 2025 Executive Highlights

Financial Highlights

	Year Ended December 31,		
	2025	**2024**	**Percentage change**
	(dollar amounts in thousands, except per share amounts)		
Revenues	$ 3,788,857	$ 3,698,652	2.4%
Special charges [1]	$ 25,295	$ 8,230	207.4%
Net income	$ 270,871	$ 280,088	-3.3%
Adjusted EBITDA	$ 463,615	$ 403,685	14.8%
EPS	$ 8.24	$ 7.81	5.5%
Adjusted EPS	$ 8.83	$ 7.99	10.5%
Net cash provided by operating activities	$ 152,132	$ 395,097	-61.5%
Total number of employees	8,118	8,374	-3.1%

[1]   Excluded from non-GAAP financial measures, including Adjusted EBITDA and Adjusted EPS.

Revenues

Revenues for the year ended December 31, 2025 increased $90.2 million, or 2.4%, compared to the year ended December 31, 2024, due to higher revenues in our Corporate Finance, FLC and Strategic Communications segments, which was partially offset by lower revenues in our Economic Consulting and Technology segments.

Special Charges

During the year ended December 31, 2025, we recorded special charges of $25.3 million. The charges related to targeted headcount reductions in areas of each segment and region where we realigned our workforce with current business demand for our consulting services. The majority of the special charges were paid during the year ended December 31, 2025 and the remaining amounts will be paid in cash in the next three months.

The following table details the special charges by segment:

	Year Ended December 31, 2025
Corporate Finance	$ 11,696
FLC	5,475
Economic Consulting	983
Technology	1,928
Strategic Communications	3,268
Segment special charges	23,350
Unallocated Corporate	1,945
Total special charges	$ 25,295

During the year ended December 31, 2024, we recorded special charges of $8.2 million. The charges related to targeted headcount reductions in areas of each segment and region where we realigned our workforce with current business demand for our consulting services.

Net income

Net income for the year ended December 31, 2025 decreased $9.2 million, or 3.3%, compared to the year ended December 31, 2024. The decrease in net income was primarily due to higher direct costs, which includes the impact of an increase in variable compensation and forgivable loan amortization, as well as higher income taxes, special charges and interest expense. The decrease was partially offset by higher revenues and lower selling, general and administrative ("SG&A") expenses, which include legal settlement gains.

Adjusted EBITDA

Adjusted EBITDA for the year ended December 31, 2025 increased $59.9 million, or 14.8%, compared to the year ended December 31, 2024. Adjusted EBITDA Margin of 12.2% of revenues for the year ended December 31, 2025 compared to 10.9% of revenues for the year ended December 31, 2024. The increase in Adjusted EBITDA was primarily due to higher revenues and lower SG&A expenses, which include legal settlement gains. The increase was partially offset by higher direct costs, which includes the impact of higher variable compensation and forgivable loan amortization. Adjusted EBITDA for the years ended December 31, 2025 and 2024 excludes the $25.3 million and $8.2 million special charges, respectively.

EPS and Adjusted EPS

EPS for the year ended December 31, 2025 increased $0.43 to $8.24 compared to $7.81 for the year ended December 31, 2024. The increase in EPS was primarily due to lower weighted average shares outstanding, which was partially offset by a decrease in net income, as described above.

Adjusted EPS for the year ended December 31, 2025 increased $0.84 to $8.83 compared to $7.99 for the year ended December 31, 2024. Adjusted EPS for the years ended December 31, 2025 and 2024 excludes the $25.3 million and $8.2 million special charges, which increased Adjusted EPS by $0.59 and $0.18, respectively.

Liquidity and Capital Allocation

Net cash provided by operating activities for the year ended December 31, 2025 decreased $243.0 million to $152.1 million compared to $395.1 million for the year ended December 31, 2024. The decrease in net cash provided by operating activities was primarily due to higher forgivable loan issuances, compensation and income tax payments, which was partially offset by an increase in cash collections. Days sales outstanding ("DSO") was 88 days at December 31, 2025 and 97 days at December 31, 2024.

Free Cash Flow was an inflow of $93.6 million and $360.2 million for the years ended December 31, 2025 and 2024, respectively. The decrease in Free Cash Flow was primarily due to lower net cash provided by operating activities, as described above, and higher net cash used for purchases of property and equipment.

A portion of net cash provided by operating activities was used to repurchase and retire 5,264,916 shares of our common stock under our Repurchase Program for an average price per share of $163.07, at a total cost of $858.6 million, excluding commissions, during the year ended December 31, 2025. We had $491.8 million remaining under the Repurchase Program to repurchase additional shares as of December 31, 2025.

Headcount

The following table includes the net headcount additions (reductions) by segment and in total for the year ended December 31, 2025:

	Billable Headcount						Non-Billable Headcount	Total Headcount
	Corporate Finance	FLC	Economic Consulting	Technology	Strategic Communications	Total		
December 31, 2024	2,286	1,542	1,110	714	981	6,633	1,741	8,374
Additions (reductions), net	11	(1)	(96)	(52)	(74)	(212)	(44)	(256)
December 31, 2025	2,297	1,541	1,014	662	907	6,421	1,697	8,118
Percentage change in headcount from December 31, 2024	0.5%	(0.1)%	(8.6)%	(7.3)%	(7.5)%	(3.2)%	(2.5)%	(3.1)%

RESULTS OF OPERATIONS

Segment and Consolidated Operating Results:

	Year Ended December 31,			
	2025		**2024**	
	(in thousands, except per share data)			
Revenues				
Corporate Finance	$	1,550,969	$	1,391,206
FLC		764,687		690,211
Economic Consulting		720,829		863,557
Technology		373,883		417,637
Strategic Communications		378,489		336,041
Total revenues	$	3,788,857	$	3,698,652
Segment operating income				
Corporate Finance	$	288,761	$	225,711
FLC		121,223		77,490
Economic Consulting		18,794		104,090
Technology		28,109		41,875
Strategic Communications		60,027		45,790
Total segment operating income		516,914		494,956
Unallocated corporate expenses		(127,837)		(147,594)
Operating income		389,077		347,362
Other income (expense)				
Interest income and other		3,330		10,360
Interest expense		(21,396)		(6,951)
		(18,066)		3,409
Income before income tax provision		371,011		350,771
Income tax provision		100,140		70,683
Net income	$	270,871	$	280,088
Earnings per common share — basic	$	8.33	$	7.96
Earnings per common share — diluted	$	8.24	$	7.81

Reconciliation of Net Income to Adjusted EBITDA:

	Year Ended December 31,			
	2025		**2024**	
	(in thousands)			
Net income	$	270,871	$	280,088
Add back:				
Income tax provision		100,140		70,683
Interest income and other		(3,330)		(10,360)
Interest expense		21,396		6,951
Depreciation of property and equipment		45,764		43,910
Amortization of intangible assets		3,479		4,183
Special charges		25,295		8,230
Adjusted EBITDA	$	463,615	$	403,685

Reconciliation of Net Income and EPS to Adjusted Net Income and Adjusted EPS:

	Year Ended December 31,	
	2025	2024
	(in thousands, except per share data)	
Net income	$ 270,871	$ 280,088
Add back:		
Special charges	25,295	8,230
Tax impact of special charges	(5,799)	(1,857)
Adjusted Net Income	$ 290,367	$ 286,461
EPS	$ 8.24	$ 7.81
Add back:		
Special charges	0.77	0.23
Tax impact of special charges	(0.18)	(0.05)
Adjusted EPS	$ 8.83	$ 7.99
Weighted average number of common shares outstanding — diluted	32,881	35,845

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow:

	Year Ended December 31,	
	2025	2024
	(in thousands)	
Net cash provided by operating activities	$ 152,132	$ 395,097
Purchases of property and equipment	(58,531)	(34,900)
Free Cash Flow	$ 93,601	$ 360,197

Year Ended December 31, 2025 Compared to December 31, 2024

Revenues and operating income

See "Segment Results" for an expanded discussion of revenues, gross profit and SG&A expenses.

Unallocated corporate expenses

Unallocated corporate expenses decreased $19.8 million, or 13.4%, to $127.8 million compared to $147.6 million for the year ended December 31, 2024, primarily due to legal settlement gains.

Interest income and other

Interest income and other, which includes FX gains and losses, decreased $7.0 million, or 67.9%, to a gain of $3.3 million for the year ended December 31, 2025, compared to a gain of $10.4 million for the year ended December 31, 2024. The decrease was primarily due to a $4.3 million net FX loss for the year ended December 31, 2025 compared to a $0.5 million net FX gain for the year ended December 31, 2024, as well as a $1.4 million decrease in interest income.

FX gains and losses, both realized and unrealized, relate to the remeasurement or settlement of monetary assets and liabilities that are denominated in a currency other than an entity's functional currency. These monetary assets and liabilities include cash, as well as third-party and intercompany receivables and payables.

Interest expense

Interest expense increased $14.4 million, or 207.8%, to $21.4 million for the year ended December 31, 2025 compared to $7.0 million for the year ended December 31, 2024, primarily due to higher borrowings on our senior unsecured bank revolving credit facility ("Credit Facility").

Income tax provision

Our income tax provision increased $29.5 million, or 41.7%, to $100.1 million for the year ended December 31, 2025 compared to $70.7 million for the year ended December 31, 2024. Our effective tax rate of 27.0% in 2025 compared to 20.2% in 2024. The increase in the income tax provision was primarily due to a less favorable tax benefit related to share-based compensation, resulting from fewer non-qualified stock option exercises and an increase in valuation allowances against certain foreign deferred tax assets as compared to the prior year.

SEGMENT RESULTS

Adjusted Segment EBITDA

We evaluate the performance of each of our operating segments based on multiple measures of segment profit, including Adjusted Segment EBITDA, which is a non-GAAP financial measure. The following tables reconcile Segment Operating Income to Adjusted Segment EBITDA for the years ended December 31, 2025 and 2024:

Year Ended December 31, 2025	Corporate Finance	FLC	Economic Consulting	Technology	Strategic Communications	Unallocated Corporate	Total
Net income							$ 270,871
Interest income and other							(3,330)
Interest expense							21,396
Income tax provision							100,140
Operating income	$288,761	$121,223	$ 18,794	$ 28,109	$ 60,027	$ (127,837)	$ 389,077
Depreciation of property and equipment	11,379	7,532	5,302	15,281	3,761	2,509	45,764
Amortization of intangible assets	2,288	915	—	—	276	—	3,479
Special charges	11,696	5,475	983	1,928	3,268	1,945	25,295
Adjusted EBITDA	$314,124	$135,145	$ 25,079	$ 45,318	$ 67,332	$ (123,383)	$ 463,615

Year Ended December 31, 2024	Corporate Finance	FLC	Economic Consulting	Technology	Strategic Communications	Unallocated Corporate	Total
Net income							$ 280,088
Interest income and other							(10,360)
Interest expense							6,951
Income tax provision							70,683
Operating income	$225,711	$ 77,490	$ 104,090	$ 41,875	$ 45,790	$ (147,594)	$ 347,362
Depreciation of property and equipment	10,251	6,604	5,400	15,999	3,607	2,049	43,910
Amortization of intangible assets	3,068	838	—	—	277	—	4,183
Special charges	5,326	1,785	8	667	295	149	8,230
Adjusted EBITDA	$244,356	$ 86,717	$ 109,498	$ 58,541	$ 49,969	$ (145,396)	$ 403,685

Total Adjusted Segment EBITDA

We define Total Adjusted Segment EBITDA, which is a non-GAAP financial measure, as the total of Adjusted Segment EBITDA for all segments, which excludes unallocated corporate expenses. The following table reconciles net income to Total Segment Operating Income and Total Adjusted Segment EBITDA, for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
	(in thousands)	
Net income	$ 270,871	$ 280,088
Add back:		
Income tax provision	100,140	70,683
Interest income and other	(3,330)	(10,360)
Interest expense	21,396	6,951
Unallocated corporate expenses	127,837	147,594
Total segment operating income	516,914	494,956
Add back:		
Segment depreciation expense	43,255	41,861
Amortization of intangible assets	3,479	4,183
Segment special charges	23,350	8,081
Total Adjusted Segment EBITDA	$ 586,998	$ 549,081

Other Segment Operating Data

	Year Ended December 31,	
	2025	2024
Number of billable professionals (at period end):		
Corporate Finance	2,297	2,286
FLC	1,541	1,542
Economic Consulting	1,014	1,110
Technology [1]	662	714
Strategic Communications	907	981
Total billable professionals	6,421	6,633
Utilization rates of billable professionals: [2]		
Corporate Finance	60%	58%
FLC	57%	57%
Economic Consulting	59%	66%
Average billable rate per hour: [3]		
Corporate Finance	$ 529	$ 510
FLC	$ 442	$ 390
Economic Consulting	$ 583	$ 584

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[1] The number of billable professionals for the Technology segment excludes as-needed professionals, who we employ based on demand for the segment's services. We employed an average of 602 and 776 as-needed employees during the years ended December 31, 2025 and 2024, respectively.

[2] We calculate the utilization rate for our billable professionals by dividing the number of hours that all of our billable professionals worked on client assignments during a period by the total available working hours for all of our billable professionals during the same period. Available hours are determined by the standard hours worked by each employee, adjusted for part-time hours, U.S. standard work weeks and local country holidays. Available working hours include vacation and professional training days, but exclude holidays. Utilization rates are presented for our segments that primarily bill clients on an hourly basis. We have not presented utilization rates for our Technology and Strategic Communications segments as most of the revenues of these segments are not generated on an hourly basis.

For engagements where revenues are based on number of hours worked by our billable professionals and fixed-fee arrangements, average billable rate per hour is calculated by dividing revenues (excluding revenues from success fees, pass-through revenues and outside consultants) for a period by the number of hours worked on client assignments during the same period. We have not presented average billable rates per hour for our Technology and Strategic Communications segments as most of the revenues of these segments are not based on billable hours.

CORPORATE FINANCE

| | Year Ended December 31, | |
| | 2025 | 2024 |
	(dollars in thousands, except rate per hour)	
Revenues	$ 1,550,969	$ 1,391,206
Percentage change in revenues from prior year	11.5%	
Operating expenses		
Direct cost of revenues	1,013,866	937,456
Selling, general and administrative expenses	234,358	219,645
Special charges	11,696	5,326
Amortization of intangible assets	2,288	3,068
	1,262,208	1,165,495
Segment operating income	288,761	225,711
Percentage change in segment operating income from prior year	27.9%	
Add back:		
Depreciation and amortization of intangible assets	13,667	13,319
Special charges	11,696	5,326
Adjusted Segment EBITDA	$ 314,124	$ 244,356
Gross profit [1]	$ 537,103	$ 453,750
Percentage change in gross profit from prior year	18.4%	
Gross profit margin [2]	34.6%	32.6%
Adjusted Segment EBITDA as a percentage of revenues	20.3%	17.6%
Number of billable professionals (at period end)	2,297	2,286
Percentage change in number of billable professionals from prior year	0.5%	
Utilization rate of billable professionals	60%	58%
Average billable rate per hour	$ 529	$ 510

---

[1] Revenues less direct cost of revenues
[2] Gross profit as a percentage of revenues

Year Ended December 31, 2025 Compared to December 31, 2024

Revenues increased $159.8 million, or 11.5%, to $1,551.0 million for the year ended December 31, 2025, primarily due to higher demand for our turnaround & restructuring and transactions services, higher realized bill rates for our transformation and transactions services and an increase in success fees, which was partially offset by lower demand for our transformation services and lower realized bill rates for our turnaround & restructuring services.

Gross profit increased $83.4 million, or 18.4%, to $537.1 million for the year ended December 31, 2025. Gross profit margin increased 2.0 percentage points from 2024 to 2025. The increase in gross profit margin was primarily due to a 2 percentage point increase in utilization and the impact of higher realized bill rates.

SG&A expenses increased $14.7 million, or 6.7%, to $234.4 million for the year ended December 31, 2025. SG&A expenses of 15.1% of revenues in 2025 compared to 15.8% in 2024. The increase in SG&A expenses was primarily due to higher bad debt, outside services, infrastructure support, and other general and administrative expenses.

FORENSIC AND LITIGATION CONSULTING

	Year Ended December 31,	
	2025	**2024**
	(dollars in thousands, except rate per hour)	
Revenues	$ 764,687	$ 690,211
Percentage change in revenues from prior year	10.8%	
Operating expenses		
Direct cost of revenues	490,614	465,026
Selling, general and administrative expenses	146,460	145,072
Special charges	5,475	1,785
Amortization of intangible assets	915	838
	643,464	612,721
Segment operating income	121,223	77,490
Percentage change in segment operating income from prior year	56.4%	
Add back:		
Depreciation and amortization of intangible assets	8,447	7,442
Special charges	5,475	1,785
Adjusted Segment EBITDA	$ 135,145	$ 86,717
Gross profit [1]	$ 274,073	$ 225,185
Percentage change in gross profit from prior year	21.7%	
Gross profit margin [2]	35.8%	32.6%
Adjusted Segment EBITDA as a percentage of revenues	17.7%	12.6%
Number of billable professionals (at period end)	1,541	1,542
Percentage change in number of billable professionals from prior year	-0.1%	
Utilization rate of billable professionals	57%	57%
Average billable rate per hour	$ 442	$ 390

---

[1]   Revenues less direct cost of revenues

[2]   Gross profit as a percentage of revenues

Year Ended December 31, 2025 Compared to December 31, 2024

Revenues increased $74.5 million, or 10.8%, to $764.7 million for the year ended December 31, 2025, primarily due to higher realized bill rates for our risk & investigations, data & analytics and construction solutions services.

Gross profit increased $48.9 million, or 21.7%, to $274.1 million for the year ended December 31, 2025. Gross profit margin increased 3.2 percentage points from 2024 to 2025. The increase in gross profit margin was primarily due to higher realized bill rates.

SG&A expenses increased $1.4 million, or 1.0%, to $146.5 million for the year ended December 31, 2025. SG&A expenses of 19.2% of revenues in 2025 compared to 21.0% in 2024. The increase in SG&A expenses was primarily due to higher compensation and infrastructure support expenses, which was partially offset by favorable litigation settlements.

ECONOMIC CONSULTING

	Year Ended December 31,	
	2025	**2024**
	(dollars in thousands, except rate per hour)	
Revenues	$ 720,829	$ 863,557
Percentage change in revenues from prior year	-16.5%	
Operating expenses		
Direct cost of revenues	578,473	628,424
Selling, general and administrative expenses	122,579	131,035
Special charges	983	8
	702,035	759,467
Segment operating income	18,794	104,090
Percentage change in segment operating income from prior year	-81.9%	
Add back:		
Depreciation of property and equipment	5,302	5,400
Special charges	983	8
Adjusted Segment EBITDA	$ 25,079	$ 109,498
Gross profit [1]	$ 142,356	$ 235,133
Percentage change in gross profit from prior year	-39.5%	
Gross profit margin [2]	19.7%	27.2%
Adjusted Segment EBITDA as a percentage of revenues	3.5%	12.7%
Number of billable professionals (at period end)	1,014	1,110
Percentage change in number of billable professionals from prior year	-8.6%	
Utilization rate of billable professionals	59%	66%
Average billable rate per hour	$ 583	$ 584

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[1] Revenues less direct cost of revenues

[2] Gross profit as a percentage of revenues

Year Ended December 31, 2025 Compared to December 31, 2024

Revenues decreased $142.7 million, or 16.5%, to $720.8 million for the year ended December 31, 2025, which included a 1.2% estimated positive impact from FX. Excluding the estimated impact from FX, revenues decreased $153.5 million, or 17.8%. The decrease in revenues was primarily due to lower demand for our M&A-related antitrust and non-M&A-related antitrust services, which was partially offset by higher demand for our financial economics services, as well as higher realized bill rates for our non-M&A-related antitrust and M&A-related antitrust services.

Gross profit decreased $92.8 million, or 39.5%, to $142.4 million for the year ended December 31, 2025. Gross profit margin decreased 7.5 percentage points from 2024 to 2025. The decrease in gross profit margin was primarily due to a 7 percentage point decrease in utilization and higher forgivable loan amortization expenses, which was partially offset by higher realized bill rates for our non-M&A-related antitrust and M&A-related antitrust services and lower compensation expenses, including the impact of an 8.6% decline in billable headcount.

SG&A expenses decreased $8.5 million, or 6.5%, to $122.6 million for the year ended December 31, 2025, which included a 1.3% estimated negative impact from FX. SG&A expenses of 17.0% of revenues in 2025 compared to 15.2% of revenues in 2024. The decrease in SG&A expenses was primarily driven by lower bad debt expense.

TECHNOLOGY

	Year Ended December 31,	
	2025	**2024**
	(dollars in thousands)	
Revenues	$ 373,883	$ 417,637
Percentage change in revenues from prior year	-10.5%	
Operating expenses		
Direct cost of revenues	249,946	272,519
Selling, general and administrative expenses	93,900	102,576
Special charges	1,928	667
	345,774	375,762
Segment operating income	28,109	41,875
Percentage change in segment operating income from prior year	-32.9%	
Add back:		
Depreciation of property and equipment	15,281	15,999
Special charges	1,928	667
Adjusted Segment EBITDA	$ 45,318	$ 58,541
Gross profit [1]	$ 123,937	$ 145,118
Percentage change in gross profit from prior year	-14.6%	
Gross profit margin [2]	33.1%	34.7%
Adjusted Segment EBITDA as a percentage of revenues	12.1%	14.0%
Number of billable professionals (at period end) [3]	662	714
Percentage change in number of billable professionals from prior year	-7.3%	

[1] Revenues less direct cost of revenues
[2] Gross profit as a percentage of revenues
[3] Includes personnel involved in direct client assistance and billable consultants and excludes professionals employed on an as-needed basis

Year Ended December 31, 2025 Compared to December 31, 2024

Revenues decreased $43.8 million, or 10.5%, to $373.9 million for the year ended December 31, 2025, primarily due to lower demand for our M&A-related "second request" services.

Gross profit decreased $21.2 million, or 14.6%, to $123.9 million for the year ended December 31, 2025. Gross profit margin decreased 1.6 percentage points from 2024 to 2025. The decrease in gross profit margin was primarily due to lower profitability of our processing, hosting and managed review services, primarily resulting from the decline in revenues from our M&A-related "second request" services, which was partially offset by an increase in profitability of our consulting services.

SG&A expenses decreased $8.7 million, or 8.5%, to $93.9 million for the year ended December 31, 2025. SG&A expenses of 25.1% of revenues in 2025 compared with 24.6% of revenues in 2024. The decrease in SG&A expenses was primarily due to lower compensation, travel and entertainment and outside services expenses.

STRATEGIC COMMUNICATIONS

	Year Ended December 31,	
	2025	**2024**
	(dollars in thousands)	
Revenues	$ 378,489	$ 336,041
Percentage change in revenues from prior year	12.6%	
Operating expenses		
Direct cost of revenues	238,483	213,301
Selling, general and administrative expenses	76,435	76,378
Special charges	3,268	295
Amortization of intangible assets	276	277
	318,462	290,251
Segment operating income	60,027	45,790
Percentage change in segment operating income from prior year	31.1%	
Add back:		
Depreciation and amortization of intangible assets	4,037	3,884
Special charges	3,268	295
Adjusted Segment EBITDA	$ 67,332	$ 49,969
Gross profit [1]	$ 140,006	$ 122,740
Percentage change in gross profit from prior year	14.1%	
Gross profit margin [2]	37.0%	36.5%
Adjusted Segment EBITDA as a percentage of revenues	17.8%	14.9%
Number of billable professionals (at period end)	907	981
Percentage change in number of billable professionals from prior year	-7.5%	

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[1]   Revenues less direct cost of revenues

[2]   Gross profit as a percentage of revenues

Year Ended December 31, 2025 Compared to December 31, 2024

Revenues increased $42.4 million, or 12.6%, to $378.5 million for the year ended December 31, 2025, which included a 1.5% estimated positive impact from FX. Excluding the estimated impact from FX, revenues increased $37.4 million, or 11.1%, primarily due to higher demand for our corporate reputation services and an $18.2 million increase in pass-through revenues.

Gross profit increased $17.3 million, or 14.1%, to $140.0 million for the year ended December 31, 2025. Gross profit margin increased 0.5 percentage points from 2024 to 2025. The increase in gross profit margin was primarily due to lower compensation expenses as a percentage of revenues, which included a 7.5% decline in billable headcount. This increase was partially offset by higher pass-through revenues and expenses.

SG&A expenses were flat over the prior year period at $76.4 million for the year ended December 31, 2025, which included a 1.7% estimated negative impact from FX. SG&A expenses were 20.2% of revenues in 2025 compared to 22.7% in 2024.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our annual cash flows from operations generally exceed our cash needs for capital expenditures and debt service requirements. We typically finance our day-to-day operations, capital expenditures, acquisitions and share repurchases through cash flows from operations. We believe that our cash flows from operations, supplemented by borrowings under our Credit Facility, as necessary, will provide adequate cash to fund our cash needs for at least the next 12 months.

Our operating assets and liabilities consist primarily of billed and unbilled accounts receivable, notes receivable from employees, accounts payable, accrued expenses and accrued compensation expenses. The timing of billings and collections of receivables, as well as compensation and vendor payments, affects the changes in these balances.

Results of operations for our non-U.S. subsidiaries are translated from the designated functional currency to our reporting currency of USD. Revenues and expenses are translated at average exchange rates for each month, while assets and liabilities are translated at balance sheet date exchange rates and certain equity transactions are translated at historical rates. Resulting net translation adjustments are recorded as a component of stockholders' equity in "Accumulated other comprehensive loss."

Uncertainties and Trends Affecting Liquidity

Our conclusion that we will be able to fund our cash requirements for at least the next 12 months by using existing capital resources and cash generated from operations does not take into account events beyond our control that could result in a material adverse impact on our business, the impact of any future acquisitions or unexpected significant changes in the number of employees or other unanticipated uses of cash. The anticipated cash needs of our business could change significantly if we pursue and complete additional business acquisitions, if our business plans change, if events such as economic, political and workforce disruptions arise, including any impact of future public health crises, or economic, political or business conditions change from those currently prevailing or from those now anticipated, or if unexpected circumstances or other events beyond our control arise that may have a material adverse effect on the cash flow or profitability of our business, including material negative changes in the health and welfare of our employees or those of our clients, and the operating performance or financial results of our business. Any of these events or circumstances, including any new business opportunities, could involve significant additional funding and could require us to borrow under our Credit Facility or raise additional debt or equity funding to meet those needs. Our ability to borrow or raise additional capital, if necessary, is subject to a variety of factors that we cannot predict with certainty, including:

- our future profitability;

- the quality of our accounts receivable;

- our relative levels of debt and equity;

- the volatility and overall condition of the capital markets; and

- the market prices of our securities.

Any new debt funding, if available, may be on terms less favorable to us than our Credit Facility. See information under the heading "Risk Factors" in Part I, Item 1A of this Annual Report.

Cash Flows

	Year Ended December 31,		
	2025		**2024**
Cash Flows	(dollars in thousands)		
Net cash provided by operating activities	$	152,132	$ 395,097
Net cash used in investing activities	$	(58,531)	$ (10,162)
Net cash used in financing activities	$	(510,476)	$ (15,383)
Effect of exchange rate changes on cash and cash equivalents	$	21,473	$ (12,281)
DSO [(1)]		88	97

[(1)] DSO is a performance measure used to assess how quickly revenues are collected by the Company. We calculate DSO at the end of each reporting period by dividing accounts receivable, net reduced by billings in excess of services provided, by revenues for the quarter, adjusted for changes in foreign exchange rates. We multiply the result by the number of days in the quarter.

Year Ended December 31, 2025 Compared to December 31, 2024

Net cash provided by operating activities decreased $243.0 million to $152.1 million compared to $395.1 million for the year ended December 31, 2024. The decrease in net cash provided by operating activities was primarily due to higher forgivable loan issuances, compensation payments and income tax payments, which was partially offset by an increase in cash collections. DSO was 88 and 97 days as of December 31, 2025 and 2024, respectively.

Net cash used in investing activities increased $48.4 million to $58.5 million compared to $10.2 million for the year ended December 31, 2024. The increase in net cash used in investing activities was due to a $23.1 million increase in capital expenditures, primarily related to higher spend on leasehold improvements as compared to the year ended December 31, 2024, as well as the prior year maturity of a short-term investment of $25.2 million, which created an inflow in the comparative prior year period.

Net cash used in financing activities increased $495.1 million to $510.5 million compared to $15.4 million for the year ended December 31, 2024. The increase in net cash used in financing activities was primarily due to an increase of $848.5 million in payments for common stock repurchases under the Repurchase Program, which was partially offset by an increase in net borrowings of $365.0 million under our Credit Facility compared to the year ended December 31, 2024.

The effect of exchange rate changes on cash and cash equivalents had a favorable impact of $21.5 million for the year ended December 31, 2025 compared to an unfavorable impact of $12.3 million for the year ended December 31, 2024.

Cash paid for income taxes and tax credits, net of tax refunds, included $28.9 million and $40.6 million of payments for the purchase of tax credits during the years ended December 31, 2025 and 2024, respectively.

Principal Sources of Capital Resources

As of December 31, 2025, our capital resources included $265.1 million of cash and cash equivalents and available borrowing capacity of $535.0 million under the revolving line of credit under our Credit Facility. The $900.0 million revolving line of credit under our Credit Facility includes a $125.0 million sublimit for borrowings in currencies other than USD, including the euro, British pound, Australian dollar, Canadian dollar, Swiss franc and Japanese yen.

The availability of borrowings, as well as issuances and extensions of letters of credit under our Credit Facility, are subject to specified conditions. Subject to certain conditions, at any time prior to maturity, we will be able to invite existing and new lenders to increase the size of the facility up to a maximum of $1.2 billion. See Note 13, "Debt" in Part II, Item 8, of this Annual Report for a further discussion of variable interest rates and guarantees under the Credit Facility.

The second amended and restated credit agreement entered into on November 21, 2022 (the "Credit Agreement") governing the Credit Facility and our other indebtedness outstanding from time to time contains covenants that, among other things, may limit our ability to: incur additional indebtedness; create liens; pay dividends on our capital stock, make distributions or repurchases of our capital stock or make specified other restricted payments; consolidate, merge or sell all or substantially all of our assets; guarantee obligations of other entities or our foreign subsidiaries; enter into hedging agreements; enter into transactions with affiliates or related persons; or engage in any business other than consulting-related businesses. In addition, the Credit Agreement includes a financial covenant that requires us not to exceed a maximum consolidated total net leverage ratio (the ratio of funded debt (less unrestricted cash up to $300.0 million) to Consolidated EBITDA, as defined in the Credit Agreement). As of December 31, 2025, we were in compliance with the covenants contained in the Credit Agreement. See Note 13, "Debt" in Part II, Item 8 of this Annual Report for a further discussion of the Credit Agreement.

Principal Uses of Capital Resources

Future Capital Requirements

We anticipate that our future capital requirements will principally consist of funds required for:

- operating and general corporate expenses;

- capital expenditures, primarily for information technology equipment and systems, office furniture and leasehold improvements;

- debt service requirements, including interest payments;

- compensation to designated executive management and senior managing directors under our various long-term incentive compensation programs, including forgivable loans;

- discretionary funding of the Repurchase Program;

- contingent obligations related to our acquisitions;

- potential acquisitions of businesses; and

- other known future contractual obligations.

Capital Expenditures

During 2025, we spent $58.5 million in capital expenditures to support our organization. During 2026, we currently expect to make capital expenditures to support our organization in an aggregate amount of between $48 million and $58 million. Our estimate takes into consideration the needs of our existing businesses but does not include the impact of any expenditures that we may be required to make as a result of future acquisitions or specific client engagements that are not completed or not currently contemplated. Our capital expenditure requirements may change if our staffing levels or technology needs change significantly from what we currently anticipate, if we are required to purchase additional equipment specifically to support new client engagements or if we pursue and complete acquisitions.

Share Repurchase Program

During the year ended December 31, 2025, we made $858.7 million in payments, including commissions, for common stock repurchases under the Repurchase Program. We had $491.8 million remaining under the Repurchase Program to repurchase additional shares as of December 31, 2025.

Future Contractual Obligations

Our future contractual obligations as of December 31, 2025 include long-term obligations of $365.0 million related to outstanding borrowings under our Credit Facility. For more information on our Credit Facility, refer to Note 13, "Debt" in Part II, Item 8 of this Annual Report. Under our operating leases as described in Note 14, "Leases" in Part II, Item 8 of this Annual Report, we have current obligations of $37.2 million and non-current obligations of $224.5 million as of December 31, 2025.

The above amounts reflect future unconditional payments and are based on the terms of the relevant agreements, appropriate classification of items under GAAP currently in effect and certain assumptions such as interest rates. Future events could cause actual payments to differ from these amounts.

On November 21, 2025, we entered into a material lease agreement to accept possession of three leases (the "Leases") for our new office space in London, England. We expect to accept possession of the premises on or about September 25, 2027, subject to the satisfaction of certain conditions. The Leases will have a fixed term of 15 years, subject to a break option allowing the tenant, which is a wholly-owned subsidiary of the Company, to terminate the Leases at the end of the 10th year. At the end of the initial 15-year term, the tenant has a one-time contractual right to renew each of the Leases for a term of either five years or ten years. Fixed rental payments under the Leases are scheduled to commence in February 2028, payable in quarterly installments, and will aggregate to approximately $115.0 million.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we were contingently liable under bank guarantees issued in favor of third parties that totaled $17.5 million and $10.9 million, respectively. These bank guarantees primarily support bid and performance obligations and operating leases for office space. The amounts are guaranteed under guarantee facilities totaling $32.5 million and $42.7 million as of December 31, 2025 and 2024, respectively. We had $15.0 million and $31.8 million available under the guarantee facilities as of December 31, 2025 and 2024, respectively. These bank guarantees are issued separately from our Credit Facility and, as a result, do not affect available borrowing capacity under our Credit Facility.

Critical Accounting Estimates

General. Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which we have prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Refer to Note 1, "Description of Business and Summary of Significant Accounting Policies" in Part II, Item 8 of this Annual Report for further information on our significant accounting policies.

We evaluate our estimates, including those related to revenues, goodwill and intangible assets, income taxes and contingencies, on an ongoing basis. Our estimates are based on current facts and circumstances, historical experience and various other assumptions that we believe are reasonable, which form the basis for making judgments about the values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting estimates reflect our more significant judgments used in the preparation of our consolidated financial statements.

Revenue Recognition. We generate the majority of our revenues by providing consulting services to our clients. We recognize revenues primarily from three different types of arrangements: time and expense, fixed-fee and performance-based or contingent arrangements.

Certain fees in our time and expense arrangements may be subject to approval by a third-party, such as a bankruptcy court or other regulatory agency. In such cases, we record revenues based on the amount we estimate we will be entitled to receive in exchange for our services and only to the extent a significant reversal of revenues is not likely to occur when the uncertainty associated with the estimate is subsequently resolved.

In fixed-fee arrangements, we agree to a pre-established fee in exchange for a predetermined set of professional services. We estimate revenues using a proportional performance method, which is based on work completed to-date versus our estimates of the total services to be performed over the life of the contract.

In performance-based or contingent arrangements, fees are based on contractually defined objectives, such as completing a business transaction or assisting the client in achieving a specific business objective. Variable consideration to be included in the transaction price is typically estimated using the expected value method or the most likely amount method based on facts and circumstances. We recognize revenues earned in an amount that is probable not to reverse and by applying the proportional performance method when the criteria for over time revenue recognition are met.

Our estimates are monitored continually throughout the life of each contract and are based on the nature of the engagement, client economics, historical experiences, available information and other appropriate factors. While we believe that our estimates and assumptions used for revenue recognition are reasonable, subsequent changes could materially impact our results of operations.

Goodwill and Intangible Assets. We evaluate our goodwill and indefinite-lived intangible assets for impairment annually as of the first day of the fourth quarter and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We assess our goodwill for impairment at the reporting unit level.

As part of the evaluation of goodwill and intangible assets for potential impairment, we exercise judgment to:

- Perform a qualitative assessment to determine whether it is "more likely than not" that the fair value of a reporting unit is less than it's carrying value. Factors we consider when making the determination include assessing macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, and other relevant reporting unit specific events;

- Decide whether to bypass the qualitative assessment and perform a quantitative assessment. Factors we consider when making this determination include changes in the Company or general economic conditions since the previous quantitative assessment was performed, the amount by which the fair value exceeded the carrying value at that time and the period of time that has passed since such quantitative assessment; and

- Perform a quantitative assessment by comparing the estimated fair value of the reporting unit with the carrying amount of that reporting unit. We estimate fair value using a combination of an income approach (based on discounted cash flows) and market approach, using appropriate weighting factors.

The cash flows employed in the income approach are based on our most recent forecasts, budgets and business plans, as well as various growth rate assumptions for years beyond the current business plan period, discounted using an estimated weighted average cost of capital, which reflects an assessment of the risk inherent in the future revenue streams and cash flows. In the market approach, we utilize market multiples derived from comparable guideline companies. These valuations are based on estimates and assumptions, including projected future cash flows, determination of appropriate comparable guideline companies and the determination of whether a premium or discount should be applied to such comparable guideline companies.

The process of evaluating the potential impairment of goodwill requires significant judgment and estimates. In 2025, we performed our annual impairment tests for each of our reporting units. The results of that test indicated that for each of our reporting units, no impairment existed. If market conditions significantly deteriorate from our current assumptions regarding forecasted cash flows, we may be required to record goodwill impairment charges in future periods. It is not possible at this time to determine if any future impairment charge would result or, if it does, whether such charge would be material.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans or changes in anticipated future cash flows. If an impairment indicator is present, we evaluate recoverability of assets to be held and used by a comparison of the carrying value of the assets with future undiscounted net cash flows expected to be generated by the assets. We group assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset group, we estimate the fair value of the asset group to determine whether an impairment loss should be recognized. No impairment charges for intangible assets were recorded in 2025.

Income Taxes. As part of the process of preparing our consolidated financial statements, we estimate our income taxes for each of our legal entities in its respective jurisdiction. Differences which are temporary in nature result in deferred tax assets and liabilities. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets.

Subsequent to the initial recognition of deferred tax assets, we assess the likelihood that such deferred tax assets will be realized. We weigh all available positive and negative evidence, including scheduled reversals of temporary differences, projected future taxable income, tax planning strategies and historical results of operations, and if we determine that we may not fully derive the benefit from a deferred tax asset, we consider whether it would be appropriate to apply a valuation allowance against the applicable deferred tax asset. The weight we give to any particular item is, in part, dependent upon the degree to which it can be objectively verified. Pre-tax operating losses on a three-year cumulative basis or lack of sustainable profitability are considered objectively verifiable evidence and will generally outweigh a projection of future taxable income.

Certain of our legal entities have individually experienced operating losses on a three-year cumulative basis or have tax attributes that we have determined may expire unused. In addition, some of our legal entities have recorded a valuation allowance on all or a portion of their deferred tax assets due to the combined effect of operating losses in certain subsidiaries of these entities. Based on all available evidence, we have determined that there is not available objective evidence of a greater than 50% likelihood that the deferred tax assets held by these entities will be realized. Consequently, we have recorded valuation allowances on the deferred tax assets held by these entities as of December 31, 2025. Refer to Note 16, "Income Taxes" in Part II, Item 8 of this Annual Report for further information on income taxes.

ITEM 7A.   **QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

We are exposed to market risk primarily from changes in interest rates and foreign exchange rates.

Interest Rate Risk

We are exposed to interest rate risk associated with borrowings under our Credit Facility. For details related to variable interest rates on our Credit Facility, refer to Note 13, "Debt" in Part II, Item 8 of this Annual Report. We had $365.0 million of outstanding borrowings under our Credit Facility as of December 31, 2025. Variable interest borrowings had a weighted average interest rate of 5.81% during the twelve months ended December 31, 2025. A hypothetical 100 basis point increase in interest rate for the year ended December 31, 2025 would have a $3.3 million effect on interest expense. We had no outstanding borrowings under our Credit Facility as of December 31, 2024. Variable interest borrowings had a weighted average interest rate of 7.45% during the twelve months ended December 31, 2024. A hypothetical 100 basis point increase in interest rate for the year ended December 31, 2024 would have a $0.6 million effect on interest expense. Future interest rate risk may be affected by revolving line of credit borrowings subsequent to December 31, 2025 and prior to the November 21, 2027 maturity date of our Credit Facility.

Foreign Currency Exchange Rate Risk

Exchange Rate Risk

Our FX exposure primarily relates to intercompany receivables and payables and third-party receivables and payables that are denominated in currencies other than the functional currency of our legal entities. Our largest FX exposure is unsettled intercompany payables and receivables, which are reviewed on a regular basis. In cases where settlement of intercompany balances is not practical, we may use cash to create offsetting currency positions to reduce exposure. Gains and losses from FX transactions are included in interest income and other on our Consolidated Statements of Comprehensive Income. See Note 8, "Interest Income and Other" in Part II, Item 8 of this Annual Report for information.

Translation of Financial Results

Most of our foreign subsidiaries operate in a currency other than USD; therefore, increases or decreases in the value of USD against other major currencies will affect our operating results and the value of our balance sheet items denominated in foreign currencies. Our most significant exposures to translation risk relate to functional currency assets and liabilities that are denominated in the Euro, Australian dollar, British pound and Canadian dollar. The following table details the unrealized changes in the net investments of foreign subsidiaries whose currencies are denominated in currencies other than USD for the years ended December 31, 2025 and 2024. These translation adjustments are reflected in "Other comprehensive income (loss)" on our Consolidated Statements of Comprehensive Income.

	Year Ended December 31,	
	2025	**2024**
Changes in Net Investment of Foreign Subsidiaries	**(in thousands)**	
Euro	$ 21,136	$ (10,136)
Australian dollar	12,828	(6,109)
British pound	19,058	(1,928)
Canadian dollar	922	(1,514)
All other	(6,976)	(6,425)
Total	$ 46,968	$ (26,112)

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

FTI Consulting, Inc. and Subsidiaries

Consolidated Financial Statements

INDEX

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2025. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with the authorization of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

KPMG LLP, the independent registered public accounting firm that audited our financial statements, has issued an audit report on their assessment of internal control over financial reporting, which is included elsewhere in this Annual Report.

Date: February 26, 2026

/s/ STEVEN H. GUNBY

Steven H. Gunby
Chief Executive Officer and Chairman
(Principal Executive Officer)

/s/ PAUL LINTON

Paul Linton
Interim Chief Financial Officer
(Principal Financial Officer)

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
FTI Consulting, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of FTI Consulting, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Changes in estimates of potential fee reductions

As discussed in Note 1 to the consolidated financial statements, for certain arrangements, the Company records revenues based on the amount it estimates it will be entitled to in exchange for its services and only to the extent that a significant reversal of revenue is not likely to occur when the uncertainty associated with the estimate is subsequently resolved. The Company records changes to revenue when there are changes in estimates of potential fee reductions imposed by bankruptcy courts or other regulatory agencies or negotiated with specific clients. Revenues for the year ended December 31, 2025 were $3,788,857 thousand, which includes the previously mentioned changes.

We identified the evaluation of changes in estimates of potential fee reductions as a critical audit matter. There was a high degree of subjectivity and audit effort in evaluating the likely outcome of potential fee reductions imposed by bankruptcy courts or other regulatory agencies or negotiated by specific clients, which may vary depending on the nature of the engagement, client economics, historical experience and other appropriate factors.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's revenue process, including controls related to the monthly analysis of estimated potential fee reductions by arrangement, and review of the related changes to revenue. For a sample of changes in estimates of potential fee reductions, we inspected relevant evidence, including: (1) contractual documents, (2) regulatory correspondence if applicable, and (3) historical trends and analysis performed by the Company that supported the change, and also inquired of relevant Company personnel to assess the rationale for making the change. For a sample of arrangements, we assessed the existence and accuracy of the billed receivables by confirming amounts recorded directly with the Company's clients. We compared actual collections and write-offs to previous billed and unbilled receivables to assess the Company's ability to accurately record changes in estimates of potential fee reductions.

/s/ KPMG LLP

We have served as the Company's auditor since 2006.

McLean, Virginia
February 26, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
FTI Consulting, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited FTI Consulting, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 26, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

McLean, Virginia
February 26, 2026

FTI Consulting, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except per share data)

	December 31,		December 31,
	2025		**2024**
Assets			
Current assets			
Cash and cash equivalents	$ 265,091	$	660,493
Accounts receivable, net	1,037,678		1,020,174
Current portion of notes receivable	87,861		44,894
Prepaid expenses and other current assets	126,997		93,953
Total current assets	1,517,627		1,819,514
Property and equipment, net	169,333		150,295
Operating lease assets	201,492		198,318
Goodwill	1,242,777		1,226,556
Intangible assets, net	13,547		16,770
Notes receivable, net	250,667		109,119
Other assets	95,085		76,258
Total assets	$ 3,490,528	$	3,596,830
Liabilities and Stockholders' Equity			
Current liabilities			
Accounts payable, accrued expenses and other	$ 206,247	$	224,394
Accrued compensation	712,335		639,745
Billings in excess of services provided	56,607		67,620
Total current liabilities	975,189		931,759
Long-term debt	365,000		—
Noncurrent operating lease liabilities	224,510		208,036
Deferred income taxes	99,611		111,825
Other liabilities	92,487		86,920
Total liabilities	1,756,797		1,338,540
Commitments and contingencies (Note 15)			
Stockholders' equity			
Preferred stock, $0.01 par value; shares authorized — 5,000; none outstanding	—		—
Common stock, $0.01 par value; shares authorized — 75,000; shares issued and outstanding —30,864 (2025) and 35,913 (2024)	309		359
Additional paid-in capital	354		39,650
Retained earnings	1,862,672		2,394,853
Accumulated other comprehensive loss	(129,604)		(176,572)
Total stockholders' equity	1,733,731		2,258,290
Total liabilities and stockholders' equity	$ 3,490,528	$	3,596,830

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in thousands, except per share data)

		Year Ended December 31,				
		2025		**2024**		**2023**
Revenues	$	3,788,857	$	3,698,652	$	3,489,242
Operating expenses						
Direct cost of revenues		2,571,382		2,516,726		2,354,216
Selling, general and administrative expenses		799,624		822,151		751,306
Special charges		25,295		8,230		—
Amortization of intangible assets		3,479		4,183		6,159
		3,399,780		3,351,290		3,111,681
Operating income		389,077		347,362		377,561
Other income (expense)						
Interest income and other		3,330		10,360		(4,867)
Interest expense		(21,396)		(6,951)		(14,331)
		(18,066)		3,409		(19,198)
Income before income tax provision		371,011		350,771		358,363
Income tax provision		100,140		70,683		83,471
Net income	$	270,871	$	280,088	$	274,892
Earnings per common share — basic	$	8.33	$	7.96	$	8.10
Earnings per common share — diluted	$	8.24	$	7.81	$	7.71
Other comprehensive income (loss), net of tax						
Foreign currency translation adjustments, net of tax expense of $—, $— and $—	$	46,968	$	(26,112)	$	26,262
Total other comprehensive income (loss), net of tax		46,968		(26,112)		26,262
Comprehensive income	$	317,839	$	253,976	$	301,154

See accompanying notes to consolidated financial statements.

FTI Consulting, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount				
Balance at December 31, 2022	34,026	$ 340	$ —	$ 1,858,103	$ (176,722)	$ 1,681,721
Net income	—	$ —	$ —	$ 274,892	$ —	$ 274,892
Other comprehensive income:						
Cumulative translation adjustment	—	—	—	—	26,262	26,262
Issuance of common stock in connection with:						
Exercise of options	38	—	1,297	—	—	1,297
Restricted share grants, less net settled shares of 91	108	1	(14,101)	—	—	(14,100)
Settlement of conversion premium of convertible senior notes due 2023	1,461	15	(21)	—	—	(6)
Purchase and retirement of common stock	(112)	(1)	(17,798)	—	—	(17,799)
Conversion of convertible senior notes due 2023	—	—	(381)	—	—	(381)
Share-based compensation	—	—	29,534	—	—	29,534
Reclassification of negative additional paid-in capital	—	—	18,230	(18,230)	—	—
Balance at December 31, 2023	35,521	$ 355	$ 16,760	$ 2,114,765	$ (150,460)	$ 1,981,420
Net income	—	$ —	$ —	$ 280,088	$ —	$ 280,088
Other comprehensive loss:						
Cumulative translation adjustment	—	—	—	—	(26,112)	(26,112)
Issuance of common stock in connection with:						
Exercise of options	294	3	10,888	—	—	10,891
Restricted share grants, less net settled shares of 93	150	2	(16,218)	—	—	(16,216)
Purchase and retirement of common stock	(52)	(1)	(10,216)	—	—	(10,217)
Share-based compensation	—	—	38,436	—	—	38,436
Balance at December 31, 2024	35,913	$ 359	$ 39,650	$ 2,394,853	$ (176,572)	$ 2,258,290
Net income	—	$ —	$ —	$ 270,871	$ —	$ 270,871
Other comprehensive income:						
Cumulative translation adjustment	—	—	—	—	46,968	46,968
Issuance of common stock in connection with:						
Exercise of options	38	—	1,387	—	—	1,387
Restricted share grants, less net settled shares of 106	178	2	(16,479)	—	—	(16,477)
Purchase and retirement of common stock, including excise tax	(5,265)	(52)	(866,580)	—	—	(866,632)
Share-based compensation	—	—	39,324	—	—	39,324
Reclassification of negative additional paid-in capital	—	—	803,052	(803,052)	—	—
Balance at December 31, 2025	30,864	$ 309	$ 354	$ 1,862,672	$ (129,604)	$ 1,733,731

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

		Year Ended December 31,				
		2025		**2024**		**2023**
Operating activities						
Net income	$	270,871	$	280,088	$	274,892
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation of property and equipment		45,764		43,910		41,079
Amortization of intangible assets		3,479		4,183		6,159
Amortization of notes receivable		73,602		51,621		27,784
Provision for expected credit losses		42,836		50,315		35,149
Share-based compensation		39,324		38,436		29,534
Deferred income taxes		23,745		(16,605)		(25,453)
Other		1,182		303		5,743
Changes in operating assets and liabilities, net of effects from acquisitions:						
Accounts receivable, billed and unbilled		(34,260)		18,340		(229,296)
Notes receivable, net of repayments		(255,006)		(99,892)		(50,703)
Prepaid expenses and other assets		(15,611)		(2,810)		7,606
Accounts payable, accrued expenses and other		6,627		12,875		8,687
Income taxes		(67,963)		(29,441)		29,335
Accrued compensation		29,631		43,503		50,186
Billings in excess of services provided		(12,089)		271		13,759
Net cash provided by operating activities		152,132		395,097		224,461
Investing activities						
Purchases of property and equipment and other		(58,531)		(35,408)		(49,479)
Purchase and maturity of short-term investment		—		25,246		(24,356)
Net cash used in investing activities		(58,531)		(10,162)		(73,835)
Financing activities						
Borrowings under revolving line of credit		1,280,000		600,000		835,000
Repayments under revolving line of credit		(915,000)		(600,000)		(835,000)
Repayment of convertible notes		—		—		(315,763)
Purchase and retirement of common stock		(858,681)		(10,217)		(20,982)
Share-based compensation tax withholdings		(18,545)		(19,021)		(16,375)
Proceeds on stock option exercises		1,392		10,887		1,297
Deposits and other		358		2,968		(2,840)
Net cash used in financing activities		(510,476)		(15,383)		(354,663)
Effect of exchange rate changes on cash and cash equivalents		21,473		(12,281)		15,571
Net increase (decrease) in cash and cash equivalents		(395,402)		357,271		(188,466)
Cash and cash equivalents, beginning of period		660,493		303,222		491,688
Cash and cash equivalents, end of period	$	265,091	$	660,493	$	303,222
Supplemental cash flow disclosures						
Cash paid for interest	$	19,666	$	5,918	$	14,390
Cash paid for income taxes and tax credits, net of refunds	$	144,357	$	116,729	$	79,588
Non-cash investing and financing activities:						
Issuance of stock units under incentive compensation plans	$	2,069	$	2,805	$	2,274
Excise tax on purchase and retirement of common stock	$	7,953	$	—	$	—
Non-cash additions to property and equipment	$	4,459	$	2,623	$	950

See accompanying notes to consolidated financial statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

FTI Consulting, Inc., including its consolidated subsidiaries (collectively, the "Company," "we," "our" or "FTI Consulting"), is a leading global expert firm for organizations facing crisis and transformation. Individually, each of our segments and practices is staffed with experts recognized for the depth of their knowledge and a track record of making an impact. We operate through five reportable segments: Corporate Finance, Forensic and Litigation Consulting ("FLC"), Economic Consulting, Technology and Strategic Communications.

The Company renamed its Corporate Finance & Restructuring segment to Corporate Finance to better align with the segment's business activities, structure and strategy, as of December 31, 2025. The segment name change did not result in any change to the composition of the segment and has no impact on previously reported financial information.

Accounting Principles

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). The consolidated financial statements include the accounts of FTI Consulting and all of our subsidiaries. All intercompany transactions and balances have been eliminated. Reclassifications of certain prior period amounts have been made to conform to the current period presentation.

Foreign Currency

Results of operations for our non-United States subsidiaries are translated from the designated functional currency to the reporting currency of the United States dollar ("USD"). Revenues and expenses are translated at average exchange rates for each month, while assets and liabilities are translated at balance sheet date exchange rates and certain equity transactions are translated at historical exchange rates. Resulting net translation adjustments are recorded as a component of stockholders' equity in "Accumulated other comprehensive loss."

Transaction gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in "Interest income and other" on the Consolidated Statements of Comprehensive Income. Such transaction gains and losses may be realized or unrealized depending upon whether the transaction settled during the period or remains outstanding at the balance sheet date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Due to the inherent uncertainty involved in making those assumptions, actual results could differ from those estimates. Management bases its estimates on historical trends, projections, current experience and other assumptions that it believes are reasonable. Our most significant estimates relate to revenues and the assessment of the recoverability of goodwill and intangible assets. Other estimates include, but are not limited to, the realization of deferred tax assets and the fair value of acquisition-related contingent consideration. The fair values of all of our financial instruments are estimated to be equal to their carrying values as of December 31, 2025 and 2024.

Concentrations of Risk

We do not have a single customer that represents 10% or more of our consolidated revenues. We derive the majority of our revenues from providing professional services to clients in the United States ("U.S."). For the year ended December 31, 2025, we derived approximately 37% of our consolidated revenues from the work of professionals who are assigned to locations outside the U.S. We believe that the geographic and industry diversity of our customer base throughout the U.S. and internationally minimizes the risk of incurring material losses due to concentrations of credit risk.

Revenue Recognition

Revenues are recognized when we satisfy a performance obligation by transferring services promised in a contract to a customer and in an amount that reflects the consideration that we expect to receive in exchange for those services. Performance obligations in our contracts represent distinct or separate services that we provide to our customers. If, at the outset of an arrangement, we determine that a contract with enforceable rights and obligations does not exist, revenues are deferred until all criteria for an enforceable contract are met or until consideration is received.

We generate the majority of our revenues by providing consulting services to our clients. Most of our consulting service contracts are based on one of the following types of contract arrangements:

- *Time and expense arrangements* require the client to pay us based on the number of hours worked at contractually agreed-upon rates. We recognize revenues for these contract arrangements based on hours incurred and contracted rates utilizing a right-to-invoice practical expedient because we have a right to consideration for services completed to date. When a time and expense arrangement has a not-to-exceed or "cap" amount and we expect to perform work in excess of the cap, we recognize revenues up to the cap amount specified by the client.

- *Fixed-fee arrangements* require the client to pay a fixed-fee in exchange for a predetermined set of professional services. We recognize revenues earned to date by applying the proportional performance method. Generally, these arrangements have one performance obligation because the promises to transfer goods or services within most of our agreements are not considered to be separately identifiable.

- *Performance-based or contingent arrangements* represent forms of variable consideration. In these arrangements, our fees are based on the attainment of contractually defined objectives with our client, such as completing a business transaction or assisting the client in achieving a specific business objective. We recognize revenues earned to date in an amount that is probable not to reverse using the expected value or most likely amount to determine the expected variable consideration and then apply the proportional performance method when the criteria for over time revenue recognition are met.

Certain fees in our time and materials arrangements may be subject to approval by a third-party, such as a bankruptcy court and other regulatory agency. In such cases, we record revenues based on the amount we estimate we will be entitled to in exchange for our services and only to the extent a significant reversal of revenue is not likely to occur when the uncertainty associated with the estimate is subsequently resolved. Potential fee reductions imposed by bankruptcy courts and other regulatory agencies or negotiated with specific clients are estimated on a specific identification basis. Our estimates may vary depending on the nature of the engagement, client economics, historical experience and other appropriate factors. When there are changes in our estimates of potential fee reductions, we record such changes to revenues with a corresponding offset to our billed and unbilled accounts receivable.

In our Technology segment, certain clients are billed based on the amount of data storage used or the volume of information processed. Unit-based revenues are defined as revenues billed on a per item, per page or another unit-based method and include revenues from data processing and hosting. Unit-based revenues include revenues associated with licensed software products made available to customers via a web browser ("on-demand"). On-demand revenues are charged on a unit or monthly basis and include, but are not limited to, processing and review related functions.

Reimbursable expenses, including those relating to travel, out-of-pocket expenses, outside consultants and other outside service costs, are generally included in revenues, and an equivalent amount of reimbursable expenses is included in costs of services in the period in which the expense is incurred.

Timing of revenue recognition often differs from the timing of billing to our customers. Generally, we transfer goods or services to a customer before the customer pays consideration or payment is due. If we have an unconditional right to invoice and receive payment for goods or services already provided, we record billed and unbilled receivables on our Consolidated Balance Sheets. Our contract terms generally include a requirement of payment within 30 days when no contingencies exist. Payment terms and conditions vary depending on the jurisdiction, market and type of service, and whether regulatory or other third-party approvals are required. At times, we may execute contracts in a form provided by customers that might include different payment terms and contracts may be negotiated at the client's request.

Direct Cost of Revenues

Direct cost of revenues consists primarily of billable employee compensation and related payroll benefits, the cost of contractors assigned to revenue-generating activities and direct expenses billable to clients. Direct cost of revenues also includes expense for cloud-based computing and depreciation expense on licensed software used to host and process client information. Direct cost of revenues does not include an allocation of corporate overhead and non-billable segment costs.

Share-Based Compensation

Share-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period or performance period of the award. The amount of share-based compensation expense recognized at any date must at least equal the portion of grant date value of the award that is vested at that date.

The fair value of restricted share awards and restricted stock units is measured based on the closing price of the underlying stock on the date of grant. The fair value of performance stock units that contain market-based vesting conditions is measured using a Monte Carlo pricing model. The compensation cost of performance stock units with market-based vesting conditions is based on the grant date fair value and is not subsequently reversed if it is later determined that the market condition is unlikely to be met or is expected to be lower than originally anticipated. For performance stock units that contain performance-based vesting conditions, the compensation cost is adjusted each reporting period based on the probability of the awards vesting.

For all of our share-based awards, we recognize forfeitures in compensation cost when they occur.

Advertising Costs

Advertising costs consist of marketing, advertising through print and other media, professional event sponsorship and public relations. These costs are expensed as incurred. Advertising costs totaled $26.8 million, $27.0 million and $23.0 million for the years ended December 31, 2025, 2024 and 2023, respectively, and are included in selling, general and administrative ("SG&A") expenses on the Consolidated Statements of Comprehensive Income.

Income Taxes

Our income tax provision consists principally of U.S. federal, state and international income taxes. We generate income in a significant number of states located throughout the U.S. and in foreign countries in which we conduct business. Our effective income tax rate may fluctuate due to a change in the mix of earnings between higher and lower state or country tax jurisdictions and the impact of non-deductible expenses.

Additionally, we record deferred tax assets and liabilities using the asset and liability method of accounting, which requires us to measure these assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We recognize a deferred tax asset if it is more likely than not (defined as a likelihood of greater than 50%) that a tax benefit will be accepted by the relevant taxing authority. The measurement of deferred tax assets and liabilities is based upon currently enacted tax rates in the applicable jurisdictions. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including scheduled reversals of temporary differences, projected future taxable income, tax planning strategies and recent results of operations. The historical profitability of each foreign entity is a factor in determining whether to establish or release a valuation allowance. Pre-tax operating losses on a three-year cumulative basis is considered objectively verifiable evidence and will generally outweigh a projection of future taxable income. Certain foreign subsidiaries have experienced operating losses on a three-year cumulative basis and, as a result, have recorded a valuation allowance against all or a portion of their deferred tax assets.

The Inflation Reduction Act includes provisions that permit clean energy tax credits that are transferable to an unrelated third party in exchange for cash payment. When the control of the investment tax credits transfers, the acquired credits are recognized as deferred tax assets and are measured under Accounting Standards Codification Topic 740, Income Taxes. The difference between the purchase price and the tax basis of the purchased credits is recognized as deferred credits. The deferred credits are recognized in income tax expense in proportion to the reversal of the associated deferred tax asset. The amounts paid for the tax credits are presented in the "Cash paid for income taxes and tax credits, net of refunds" line in the supplemental cash flow disclosures.

Cash Equivalents

Cash equivalents consist of money market funds, commercial paper and certificates of deposit with maturities of three months or less at the time of purchase.

Multi-Currency Notional Cash Pooling

We hold a master netting arrangement with a third-party financial institution whereby certain subsidiaries participate in a notional cash pooling arrangement to manage global liquidity requirements. As part of the master netting arrangement, the participating subsidiaries may maintain either cash deposit or borrowing positions through foreign and/or local currency accounts with the bank, so long as the aggregate position of the global pool is a notionally calculated net cash deposit. Amounts in each of the accounts are unencumbered and unrestricted with respect to use. The net positive cash balance related to this pooling arrangement is included in cash and cash equivalents in the Consolidated Balance Sheets as of December 31, 2025 and 2024.

Allowance for Expected Credit Losses

We estimate the current-period provision for expected credit losses on a specific identification basis. Our judgments regarding a specific client's credit risk considers factors such as the counterparty's creditworthiness, knowledge of the specific client's circumstances and historical collection experience for similar clients. Other factors include, but are not limited to, current economic conditions and forward-looking estimates. Our actual experience may vary from our estimates. If the financial condition of our clients were to deteriorate, resulting in their inability or unwillingness to pay our fees, we may need to record additional provisions for expected credit losses in future periods. The risk of credit losses may be mitigated to the extent that we received a retainer from some of our clients prior to performing services.

We maintain an allowance for expected credit losses, which represents the estimated aggregate amount of credit risk arising from the inability or unwillingness of specific clients to pay our fees or disputes that may affect our ability to fully collect our billed accounts receivable. We record our estimate of lifetime expected credit losses concurrently with the initial recognition of the underlying receivable. Accounts receivable, net of the allowance for expected credit losses, represents the amount we expect to collect. At each reporting date, we adjust the allowance for expected credit losses to reflect our current estimate. Adjustments to the allowance for expected credit losses are recorded to SG&A expenses on the Consolidated Statements of Comprehensive Income. Our billed accounts receivables are written off when the potential for recovery is considered remote.

Property and Equipment

We record property and equipment, including improvements that extend useful life, at cost, while maintenance and repairs are expensed as incurred. We calculate depreciation using the straight-line method based on an estimated useful life ranging from less than one year to 15 years for furniture, equipment and software. We amortize leasehold improvements over the shorter of the estimated useful life of the asset or the lease term. We capitalize costs incurred during the application development stage of computer software developed or obtained for internal use. Capitalized software developed for internal use is classified within computer equipment and software and is amortized over the estimated useful life of the software, which ranges from less than one year to 10 years. Purchased software licenses to be sold to customers are capitalized and amortized over the license term.

Notes Receivable from Employees

Notes receivable from employees principally include unsecured general recourse forgivable loans which are provided to attract and retain certain of our senior employees and other professionals. Generally, all of the principal amount and accrued interest income of the forgivable loans we make to employees and other professionals will be forgiven according to the stated terms of the loan agreement, provided that the professional is providing services to the Company on the forgiveness date and upon other specified events, such as death or disability. We record accrued interest income as a reduction to operating expenses on our Consolidated Statements of Comprehensive Income.

Professionals who terminate their employment or services with us prior to the end of the forgiveness period are required to repay the outstanding, unforgiven loan balance and any accrued but unforgiven interest. The unforgiven interest is recorded to "Interest income and other" on our Consolidated Statements of Comprehensive Income at the time of termination.

If the termination was by the Company without "cause" or by the employee with "good reason," or, subject to certain conditions, if the employee terminates his or her employment due to retirement or non-renewal of his or her employment agreement, the loan may be forgiven or continue to be forgivable, in whole or in part. We amortize forgivable loans straight-line over the requisite service period, which ranges from a period of one year to 10 years. The amount of expense recognized at any date must at least equal the portion of the principal forgiven on the forgiveness date.

Goodwill and Intangible Assets

Goodwill represents the purchase price of acquired businesses in excess of the fair market value of net assets acquired at the date of acquisition. Intangible assets may include customer relationships, trademarks and acquired software.

We test our goodwill and indefinite-lived intangible assets for impairment annually as of the first day of the fourth quarter and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. On a quarterly basis, we monitor the key drivers of fair value to detect events or other changes that would warrant an interim impairment test. Important factors we consider that could trigger an interim impairment review include, but are not limited to, the following:

- significant underperformance relative to expected historical or projected future operating results;

- a significant change in the manner of our use of the acquired asset or the strategy for our overall business;

- a significant market decline related to negative industry or economic trends; and/or

- our market capitalization relative to net carrying value.

We assess our goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or a business one level below that operating segment if discrete financial information is available and regularly reviewed by the chief operating decision maker. Our reporting units are the same as our operating segments.

Our annual goodwill impairment test may be conducted using a qualitative assessment or a quantitative assessment. Under GAAP, we have an option to bypass the qualitative assessment and perform a quantitative impairment test. We determine whether to perform a qualitative assessment first or to bypass the qualitative assessment and proceed with the quantitative goodwill impairment test for each of our reporting units based on the excess of fair value over carrying value from the most recent quantitative tests and other events or changes in circumstances that could impact the fair value of the reporting units.

In the qualitative assessment, we consider various factors, events or circumstances, including macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and other relevant reporting unit specific events. If, based on the qualitative assessment, we determine that it is not "more likely than not" that the fair value of a reporting unit is less than its carrying value, we do not prepare a quantitative impairment test. If we determine otherwise, we will prepare a quantitative assessment for potential goodwill impairment.

In the quantitative assessment, we compare the estimated fair value of the reporting unit with the carrying amount of that reporting unit. We estimate fair value using a combination of an income approach (based on discounted cash flows) and market approaches, using appropriate weighting factors. If the fair value exceeds the carrying amount, goodwill is not impaired. However, if the carrying value exceeds the fair value of the reporting unit, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Intangible assets with finite lives are amortized over their estimated useful life and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We amortize our acquired finite-lived intangible assets on a straight-line basis over periods ranging from two to 15 years.

Impairment of Long-Lived Assets

We review long-lived assets such as property and equipment, operating lease assets and finite-lived intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events or changes in circumstances may include a significant deterioration of operating results, changes in business plans or changes in anticipated future cash flows. If an impairment indicator is present, we evaluate recoverability of assets to be held and used by a comparison of the carrying value of the assets with future undiscounted net cash flows expected to be generated by the assets. We group assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset group, we estimate the fair value of the asset group to determine whether an impairment loss should be recognized.

Leases

We determine if a contract is a leasing arrangement at inception. Operating lease assets represent our right to control the use of an identified asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease assets and liabilities are recognized on the Consolidated Balance Sheets at the commencement date based on the present value of lease payments over the lease term. We use the incremental borrowing rate on the commencement date in determining the present value of our lease payments. We recognize operating lease expense for our operating leases on a straight-line basis over the lease term.

We lease office space and equipment under non-cancelable operating leases, which may include renewal or termination options that are reasonably certain of exercise. Most leases include one or more options to renew, with renewal terms that can extend the lease term up to seven years. The exercise of lease renewal options is at our sole discretion. Certain of our lease agreements include rental payments that are adjusted periodically for inflation. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Leases with an initial term of 12 months or less are not recorded on the balance sheet and are expensed as incurred. Lease and non-lease components are accounted for together as a single lease component for operating leases associated with our office space.

Billings in Excess of Services Provided

Billings in excess of services provided represent amounts billed to clients, such as retainers, in advance of work being performed. Clients may make advance payments, which are held on deposit until completion of work or are applied at predetermined amounts or times. Excess payments are either applied to final billings or refunded to clients upon completion of work. Payments in excess of related accounts receivable and unbilled receivables are recorded as billings in excess of services provided within the liabilities section of the Consolidated Balance Sheets.

2. New Accounting Standards

Recently Adopted Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740)*: *Improvements to Income Tax Disclosures*, which expands annual disclosures in an entity's income tax rate reconciliation table and requires annual disclosures regarding cash taxes paid both in the U.S. (federal, state and local) and foreign jurisdictions. We adopted ASU 2023-09 on a prospective basis, beginning with the year ended December 31, 2025. See Note 16, "Income Taxes" for disclosures required under ASU 2023-09.

Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires additional, disaggregated disclosure around certain income statement expense line items. The amendments in this ASU are effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027, although early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which modernizes the accounting for internal-use software costs by increasing the operability of the recognition guidance to reflect neutrality toward different methods of software development. The amendments in this ASU are effective for annual and interim periods beginning after December 15, 2027 and can be applied prospectively, retrospectively, or with a modified transition approach. Early adoption is permitted. The Company is in the process of evaluating the impact of this new guidance on its consolidated financial statements.

3. Earnings per Common Share

Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share adjusts basic earnings per common share for the effects of potentially dilutive common shares. Potentially dilutive common shares include the dilutive effects of shares issuable upon exercise or vesting of outstanding awards under our equity compensation plans, including stock options and share-based awards (restricted share awards, restricted stock units and performance stock units), each using the treasury stock method.

	Year Ended December 31,		
	2025	**2024**	**2023**
Numerator — basic and diluted			
Net income	$ 270,871	$ 280,088	$ 274,892
Denominator			
Weighted average number of common shares outstanding — basic	32,531	35,208	33,924
Effect of dilutive share-based awards	318	517	559
Effect of dilutive stock options	32	120	295
Effect of dilutive convertible notes [1]	—	—	868
Weighted average number of common shares outstanding — diluted	32,881	35,845	35,646
Earnings per common share — basic	$ 8.33	$ 7.96	$ 8.10
Earnings per common share — diluted	$ 8.24	$ 7.81	$ 7.71
Antidilutive stock options and share-based awards	217	45	5

[1]   On August 17, 2023, we issued a total of 1,460,740 shares of our common stock to holders in connection with the conversion of their 2.0% convertible senior notes due 2023 at maturity.

4. Revenues

We generate the majority of our revenues by providing consulting services to our clients. See Note 1, "Description of Business and Summary of Significant Accounting Policies" for additional information on our accounting policies for revenues.

Revenues are recognized when we satisfy a performance obligation by transferring services promised in a contract to a customer and in an amount that reflects the consideration that we expect to receive in exchange for those services. Performance obligations in our contracts represent distinct or separate services that we provide to our customers. We estimate that approximately 76% of our revenues recognized during the year ended December 31, 2025 were generated from time and expense contract arrangements. If, at the outset of an arrangement, we determine that a contract with enforceable rights and obligations does not exist, revenues are deferred until all criteria for an enforceable contract are met.

Revenues recognized during the current period may include revenues from performance obligations satisfied or partially satisfied in prior periods. This primarily occurs when the estimated transaction price has changed based on our current probability assessment over whether the agreed-upon outcome for our performance-based and contingent arrangements will be achieved. The aggregate amount of revenues recognized related to a change in the transaction price in the current period, which related to performance obligations satisfied or partially satisfied in a prior period, was $26.0 million, $20.0 million and $11.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Unfulfilled performance obligations primarily consist of fees not yet recognized on certain fixed-fee arrangements and performance-based and contingent arrangements. As of December 31, 2025 and 2024, the aggregate amount of the remaining contract transaction price allocated to unfulfilled performance obligations was $27.3 million and $25.5 million, respectively. We expect to recognize the majority of the related revenues over the next 12 months. We elected to utilize the optional exemption to exclude from this disclosure fixed-fee and performance-based and contingent arrangements with an original expected duration of one year or less and to exclude our time and expense arrangements for which revenues are recognized using the right-to-invoice practical expedient.

Contract assets are defined as assets for which we have recorded revenues but are not yet entitled to receive our fees because certain events, such as completion of the measurement period or client approval, must occur. The contract asset balance was immaterial as of December 31, 2025 and 2024, respectively.

Contract liabilities are defined as liabilities incurred when we have received consideration but have not yet performed the agreed-upon services. This may occur when clients pay fees before work begins. The contract liability balance was immaterial as of December 31, 2025 and 2024, respectively.

5. Accounts Receivable and Allowance for Expected Credit Losses

The following table summarizes the components of "Accounts receivable, net" as presented on the Consolidated Balance Sheets:

| | December 31, | | |
	2025		**2024**
Accounts receivable:			
Billed receivables	$	764,217	$ 742,504
Unbilled receivables		378,115	368,216
Allowance for expected credit losses		(104,654)	(90,546)
Accounts receivable, net	$	1,037,678	$ 1,020,174

The following table summarizes the total provision for expected credit losses and write-offs:

| | Year Ended December 31, | | | | | |
	2025		**2024**		**2023**	
Provision for expected credit losses	$	42,836	$	50,315	$	35,149
Write-offs	$	31,078	$	24,949	$	24,441

Our provision for expected credit losses includes recoveries, direct write-offs and charges to other accounts. Billed accounts receivables are written off when the potential for recovery is considered remote. See Note 1, "Description of Business and Summary of Significant Accounting Policies" for additional information on our accounting policies for the allowance for expected credit losses.

6. Special Charges

During the year ended December 31, 2025, we recorded special charges of $25.3 million related to targeted headcount reductions in each segment and region where we realigned our workforce with current business demand for our consulting services. The special charges concluded as of March 31, 2025. The majority of the special charges were paid during the year ended December 31, 2025 and the remaining amounts will be paid in cash in the next three months. These amounts are included in "Accounts payable, accrued expenses and other" on our Consolidated Balance Sheets.

The following table details the special charges by segment:

	Year Ended December 31, 2025	
Corporate Finance	$	11,696
FLC		5,475
Economic Consulting		983
Technology		1,928
Strategic Communications		3,268
Segment special charges		23,350
Unallocated Corporate		1,945
Total special charges	$	25,295

During the year ended December 31, 2024, we recorded special charges of $8.2 million. The charges related to targeted headcount reductions in areas of each segment and region where we realigned our workforce with current business demand for our consulting services. There were no special charges recorded during the year ended December 31, 2023.

7. Share-Based Compensation

Share-Based Incentive Compensation Plan

Under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan, as amended, there were 1,144,986 shares of common stock available for grant as of December 31, 2025.

Share-Based Compensation Expense

The table below reflects the total share-based compensation expense recognized in our Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023:

		Year Ended December 31,				
Income Statement Classification		**2025**		**2024**		**2023**
Direct cost of revenues	$	26,821	$	22,179	$	19,067
Selling, general and administrative expenses		14,884		20,002		17,205
Total	$	41,705	$	42,181	$	36,272

Restricted Share Awards

The following table summarizes our restricted share awards activity during the year ended December 31, 2025.

	Shares		Weighted Average Grant Date Fair Value
Restricted share awards outstanding at December 31, 2024	611	$	147.80
Restricted share awards granted	159	$	165.35
Restricted share awards vested	(159)	$	98.99
Restricted share awards forfeited	(37)	$	171.69
Restricted share awards outstanding at December 31, 2025	574	$	164.70

As of December 31, 2025, there was $61.7 million of unrecognized compensation cost related to unvested restricted share awards. That cost is expected to be recognized ratably over a weighted average period of 3.8 years. The total fair value of restricted share awards that vested during the years ended December 31, 2025, 2024 and 2023 was $26.8 million, $28.1 million and $29.0 million, respectively.

Restricted Stock Units

The following table summarizes our restricted stock units activity during the year ended December 31, 2025.

	Shares		Weighted Average Grant Date Fair Value
Restricted stock units outstanding at December 31, 2024	489	$	130.79
Restricted stock units granted	115	$	166.84
Restricted stock units released	(104)	$	91.92
Restricted stock units forfeited	(18)	$	179.09
Restricted stock units outstanding at December 31, 2025	482	$	146.01

As of December 31, 2025, there was $38.2 million of unrecognized compensation cost related to unvested restricted stock units. That cost is expected to be recognized ratably over a weighted average period of 3.8 years. The total fair value of restricted stock units released for the years ended December 31, 2025, 2024 and 2023 was $17.9 million, $8.7 million and $6.6 million, respectively.

Performance Stock Units

Performance stock units represent common stock potentially issuable in the future, subject to achievement of either market or performance conditions. Our current outstanding performance stock units that are subject to market conditions vest based on the adjusted total shareholder return of the Company as compared to the adjusted total shareholder return of the Standard & Poor's 500 Index over the applicable performance period. Our current outstanding performance stock units that are subject to performance conditions vest based on Adjusted EBITDA metrics over the applicable performance period. The vesting and payout range for all of our performance stock units is typically between 0% and up to 150% of the target number of shares granted at the end of a two- or three-year performance period.

The following table summarizes our performance stock units activity during the year ended December 31, 2025.

	Shares		Weighted Average Grant Date Fair Value
Performance stock units outstanding at December 31, 2024	208	$	190.14
Performance stock units granted [1]	106	$	158.26
Performance stock units released	(59)	$	164.88
Performance stock units forfeited [2]	(44)	$	184.44
Performance stock units outstanding at December 31, 2025	211	$	182.42

[1] Performance stock units granted are presented at the maximum potential payout percentage of 150% of target shares granted.

[2] Performance stock units are forfeited when the market or performance conditions for maximum payout are not achieved, including performance stock units that do not achieve any payout, or the employee is terminated prior to vesting.

As of December 31, 2025, there was $6.2 million of unrecognized compensation cost related to unvested performance stock units. That cost is expected to be recognized ratably over a weighted average period of 0.8 years. The total fair value of performance stock units released during the years ended December 31, 2025, 2024 and 2023 was $11.1 million, $15.2 million and $11.7 million, respectively.

The weighted average grant date fair value per share of restricted share awards, restricted stock units and performance stock units awarded during the years ended December 31, 2025, 2024 and 2023 was $163.83, $211.79 and $187.85, respectively. The fair value of our restricted share awards, restricted stock units and performance stock units that are subject to performance conditions is determined based on the closing market price per share of our common stock on the grant date. The fair value of our performance stock units subject to market conditions is calculated using a Monte Carlo pricing model as of the grant date.

Stock Options

We did not grant any stock options during the years ended December 31, 2025, 2024 and 2023. Historically, we used the Black-Scholes option-pricing model to determine the fair value of our stock option grants.

The following table summarizes our stock option activity during the year ended December 31, 2025.

	Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)		Aggregate Intrinsic Value
Stock options outstanding at December 31, 2024	60	$	37.93			
Stock options exercised	(38)	$	36.53			
Stock options outstanding and exercisable at December 31, 2025	22	$	40.36	1.2	$	2,876

Cash received from option exercises for the years ended December 31, 2025, 2024 and 2023 was $1.4 million, $10.9 million and $1.3 million, respectively. The tax benefit realized from stock options exercised was immaterial for each of the years ended December 31, 2025, 2024 and 2023.

The intrinsic value of stock options exercised is the amount by which the market value of our common stock on the exercise date exceeds the exercise price. The total intrinsic value of stock options exercised for the years ended December 31, 2025, 2024 and 2023 was $4.9 million, $52.0 million and $6.0 million, respectively.

As of December 31, 2025, there was no unrecognized compensation cost related to stock options.

8. Interest Income and Other

The table below presents the components of "Interest income and other" as shown on the Consolidated Statements of Comprehensive Income:

	Year Ended December 31,		
	2025	2024	2023
Interest income and other			
Interest income	$ 7,061	$ 8,468	$ 5,210
Foreign exchange transaction gains (losses), net	(4,260)	549	(9,341)
Other	529	1,343	(736)
Total	$ 3,330	$ 10,360	$ (4,867)

9. Balance Sheet Details

The table below presents the components of "Prepaid expenses and other current assets" and "Accounts payable, accrued expenses and other" as shown on the Consolidated Balance Sheets:

	December 31,	
	2025	2024
Prepaid expenses and other current assets		
Prepaid expenses	$ 64,209	$ 57,044
Income tax receivable	14,200	6,596
Other current assets	48,588	30,313
Total	$ 126,997	$ 93,953
Accounts payable, accrued expenses and other		
Accounts payable	$ 14,985	$ 26,025
Accrued expenses	97,927	82,659
Accrued taxes payable	15,178	43,873
Current operating lease liabilities	37,211	34,110
Other current liabilities	40,946	37,727
Total	$ 206,247	$ 224,394

10. Property and Equipment

Property and equipment consist of the following:

	December 31,	
	2025	2024
Leasehold improvements	$ 168,363	$ 147,515
Construction in progress	13,917	13,224
Furniture and equipment	42,027	36,624
Computer equipment and software	124,418	145,504
	348,725	342,867
Accumulated depreciation	(179,392)	(192,572)
Property and equipment, net	$ 169,333	$ 150,295

Depreciation expense for property and equipment totaled $45.8 million, $43.9 million and $41.1 million during the years ended December 31, 2025, 2024 and 2023, respectively.

11. Goodwill and Intangible Assets

Goodwill

The table below summarizes the changes in the carrying amount of goodwill by reportable segment:

	Corporate Finance [1]	FLC [1]	Economic Consulting [1]	Technology [1]	Strategic Communications [2]	Total
Balance at December 31, 2023	$ 540,991	$ 213,415	$ 268,482	$ 96,802	$ 114,879	$ 1,234,569
Foreign currency translation adjustment	(5,663)	(1,048)	(188)	(18)	(1,096)	(8,013)
Balance at December 31, 2024	$ 535,328	$ 212,367	$ 268,294	$ 96,784	$ 113,783	$ 1,226,556
Foreign currency translation adjustment	7,915	2,807	626	103	4,770	16,221
Balance at December 31, 2025	$ 543,243	$ 215,174	$ 268,920	$ 96,887	$ 118,553	$ 1,242,777

[1] There were no accumulated impairment losses for the Corporate Finance, FLC, Economic Consulting or Technology segments as of December 31, 2025, 2024 and 2023.

[2] Amounts for our Strategic Communications segment include gross carrying values of $312.7 million, $307.9 million and $309.0 million as of December 31, 2025, 2024 and 2023, respectively, and accumulated impairment losses of $194.1 million as of December 31, 2025, 2024 and 2023.

Intangible Assets

Intangible assets were as follows:

	Weighted Average Useful Life in Years	December 31, 2025			December 31, 2024		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizing intangible assets [1]	9.9	26,025	18,103	7,922	38,821	27,676	11,145
Non-amortizing intangible assets [2]	Indefinite	5,625	—	5,625	5,625	—	5,625
Total		$ 31,650	$ 18,103	$ 13,547	$ 44,446	$ 27,676	$ 16,770

[1] Amortizing intangible assets primarily include customer relationships as of December 31, 2025 and 2024.

[2] Non-amortizing intangible assets include trademarks as of December 31, 2025 and 2024.

Intangible assets with finite lives are amortized over their estimated useful lives. We recorded amortization expense of $3.5 million, $4.2 million and $6.2 million during the years ended December 31, 2025, 2024 and 2023, respectively. No impairment charges for intangible assets were recorded during the years ended December 31, 2025, 2024 and 2023.

We estimate our future amortization expense for our intangible assets with finite lives to be as follows:

Year	As of December 31, 2025 [1]
2026	$ 2,225
2027	2,152
2028	1,747
2029	1,194
2030	604
Thereafter	—
	$ 7,922

[1] Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, impairments, changes in useful lives, or other relevant factors or changes.

12. Notes Receivable from Employees

The table below summarizes the changes in the carrying amount of our notes receivable from employees:

	December 31,		
	2025		**2024**
Notes receivable from employees — beginning	$	154,013	$ 106,428
Notes granted		296,741	103,979
Repayments		(40,110)	(4,226)
Amortization		(73,602)	(51,621)
Cumulative translation adjustment and other		1,486	(547)
Notes receivable from employees — ending		338,528	154,013
Less: current portion		(87,861)	(44,894)
Notes receivable from employees, net of current portion	$	250,667	$ 109,119

As of December 31, 2025 and 2024, there were 588 and 499 notes outstanding, respectively. Total amortization expense for the years ended December 31, 2025, 2024 and 2023 was $73.6 million, $51.6 million and $27.8 million, respectively.

13. Debt

Long-term debt outstanding under our senior unsecured bank revolving credit facility ("Credit Facility") was $365.0 million and there was no current portion as of December 31, 2025. The Company classified the borrowings under the Credit Facility as long-term debt in the accompanying Consolidated Balance Sheets, as we have the intent and unilateral ability to refinance any borrowings on a continuous basis through the maturity of the Credit Facility on November 21, 2027. There was no debt outstanding as of December 31, 2024.

Our second amended and restated credit agreement governing our Credit Facility has a revolving line of credit limit of $900.0 million and a maximum incremental facility of $300.0 million, subject to certain conditions. The Credit Facility was originally guaranteed by substantially all of our wholly owned domestic subsidiaries and was originally secured by a first priority security interest in substantially all of the assets of FTI Consulting and such domestic subsidiaries. In October 2024, the Company's credit rating was upgraded to investment grade by S&P Global. The upgraded rating triggered a Ratings Collateral Release Date under, and as defined in, the Credit Facility. Upon the occurrence of the Ratings Collateral Release Date, the security interests and liens previously granted to the lenders were automatically terminated and released, and the Credit Facility is now unsecured, with only unsecured guarantees being provided by substantially all of our wholly owned domestic subsidiaries.

Borrowings under the Credit Facility bear interest at a rate equal to, in the case of: (i) USD, at our option, Adjusted Term Secured Overnight Financing Rate ("SOFR") or Adjusted Daily Simple SOFR, (ii) euros, Euro Interbank Offered Rate, (iii) British pounds, Sterling Overnight Index Average Reference Rate, (iv) Australian dollars, Bank Bill Swap Reference Bid Rate, (v) Canadian dollars, Canadian Dollar Offered Rate, (vi) Swiss francs, Swiss Average Rate Overnight, and (vii) Japanese yen, Tokyo Interbank Offered Rate, in each case, plus an applicable margin that will fluctuate between 1.25% per annum and 2.00% per annum based upon the Company's Consolidated Total Net Leverage Ratio (as defined in the Credit Facility) at such time or, in the case of USD borrowings, an alternative base rate plus an applicable margin that will fluctuate between 0.25% per annum and 1.00% per annum based upon the Company's Consolidated Total Net Leverage Ratio at such time. The alternative base rate is a fluctuating rate per annum equal to the highest of (1) the Federal Funds rate plus the sum of 50 basis points, (2) the rate of interest in effect for such day as the prime rate announced by Bank of America, and (3) the one-month Term SOFR plus the Term SOFR Adjustment plus 100 basis points.

Under the Credit Facility, we are required to pay a commitment fee rate that fluctuates between 0.20% and 0.35% per annum and a letter of credit fee rate that fluctuates between 1.25% and 2.00% per annum, in each case, based upon the Company's Consolidated Total Net Leverage Ratio.

14. Leases

We lease office space and equipment under non-cancelable operating leases. See Note 1, "Description of Business and Summary of Significant Accounting Policies" for additional information on our accounting policies for leases. The table below summarizes the carrying amount of our operating lease assets and liabilities:

		December 31,	
Leases	**Classification**	**2025**	**2024**
Assets			
Operating lease assets	Operating lease assets	$ 201,492	$ 198,318
Total lease assets		$ 201,492	$ 198,318
Liabilities			
Current			
Operating lease liabilities	Accounts payable, accrued expenses and other	$ 37,211	$ 34,110
Noncurrent			
Operating lease liabilities	Noncurrent operating lease liabilities	224,510	208,036
Total lease liabilities		$ 261,721	$ 242,146

The table below summarizes total lease costs:

	Year Ended December 31,	
Lease Cost	**2025**	**2024**
Operating lease costs	$ 51,781	$ 50,519
Variable lease costs and other	17,927	17,488
Total lease cost, net	$ 69,708	$ 68,007

The maturity analysis below summarizes the remaining future undiscounted cash flows for our operating leases and includes a reconciliation to operating lease liabilities reported on the Consolidated Balance Sheets:

	As of December 31, 2025
2026	$ 54,594
2027	55,681
2028	45,078
2029	34,468
2030	29,145
Thereafter	107,628
Total future lease payments	326,594
Less: imputed interest	(64,873)
Total	$ 261,721

The table below includes cash paid for our operating lease liabilities, other non-cash information, our weighted average remaining lease term and weighted average discount rate:

	Year Ended December 31,	
	2025	**2024**
Cash paid for amounts included in the measurement of operating lease liabilities	$ 58,076	$ 56,495
Operating lease assets obtained in exchange for lease liabilities	$ 31,660	$ 28,693
Weighted average remaining lease term (years)		
Operating leases	7.3	7.6
Weighted average discount rate		
Operating leases	5.9%	6.0%

On November 21, 2025, we entered into a material lease agreement to accept possession of three leases (the "Leases") for our new office space in London, England. We expect to accept possession of the premises on or about September 25, 2027, subject to the satisfaction of certain conditions. The Leases will have a fixed term of 15 years, subject to a break option allowing the tenant, which is a wholly-owned subsidiary of the Company, to terminate the Leases at the end of the 10th year. At the end of the initial 15-year term, the tenant has a one-time contractual right to renew each of the Leases for a term of either five years or ten years. Fixed rental payments under the Leases are scheduled to commence in February 2028, payable in quarterly installments, and will aggregate to approximately $115.0 million. The Leases are not included within "Operating lease assets" and "Operating lease liabilities" on the Consolidated Balance Sheets as of December 31, 2025, as the Company does not yet have the right to use the premises.

15. Commitments and Contingencies

We are subject to legal actions arising in the ordinary course of business. In management's opinion, we believe we have adequate legal defenses and/or insurance coverage with respect to the eventuality of such actions. We are not aware of any asserted or unasserted legal proceedings or claims that we believe would have a material adverse effect on our financial condition or our results of operations. During the year ended December 31, 2025, the Company recognized gain contingencies at the conclusion of certain legal actions. These amounts are included as a gain in SG&A expenses on our Consolidated Statements of Comprehensive Income.

As of December 31, 2025 and 2024, we were contingently liable under bank guarantees issued in favor of third parties that totaled $17.5 million and $10.9 million, respectively. These bank guarantees primarily support bid and performance obligations and operating leases for office space. The amounts are guaranteed under guarantee facilities totaling $32.5 million and $42.7 million as of December 31, 2025 and 2024, respectively. We had $15.0 million and $31.8 million available under the guarantee facilities as of December 31, 2025 and 2024, respectively. These bank guarantees are issued separately from our Credit Facility and, as a result, do not affect available borrowing capacity under our Credit Facility.

We entered into a material lease agreement for our new office space in London, England during the year ended December 31, 2025. See Note 14, "Leases" for additional information about the terms of the Leases.

16. Income Taxes

The table below summarizes significant components of deferred tax assets and liabilities:

	December 31,	
	2025	**2024**
Deferred tax assets		
Allowance for expected credit losses	$ 15,196	$ 13,446
Accrued vacation and bonus	47,793	51,045
Share-based compensation	16,305	15,081
Notes receivable from employees	25,309	16,046
Foreign net operating and capital loss carryforward	31,762	20,411
Foreign tax credit carryforward	33,863	25,963
Deferred compensation	3,728	3,636
Operating lease assets	64,515	58,982
Other, net	7,243	6,773
Total deferred tax assets	245,714	211,383
Deferred tax liabilities		
Revenue recognition	(3,461)	(2,833)
Operating lease liabilities	(49,134)	(47,923)
Property and equipment, net	(13,478)	(9,831)
Goodwill and intangible assets	(218,610)	(212,595)
Total deferred tax liabilities	(284,683)	(273,182)
Foreign withholding tax	(1,363)	(1,538)
Valuation allowance	(24,481)	(9,612)
Net deferred tax liabilities	$ (64,813)	$ (72,949)

As of December 31, 2025, the Company had foreign tax credit carryforwards of $33.9 million, all of which will expire between 2031 and 2035. As of December 31, 2025, the Company had foreign net operating loss and capital loss carryforwards of $154.2 million, of which $22.9 million expires over the next 15 years and $131.3 million can be carried forward indefinitely.

The valuation allowance for foreign deferred tax assets was $24.5 million and $9.6 million as of December 31, 2025 and 2024, respectively. The historical profitability of each foreign entity is a factor in determining whether to establish or release a valuation allowance. Pre-tax operating losses on a three-year cumulative basis or lack of sustainable profitability are considered objectively verifiable evidence and will generally outweigh a projection of future taxable income. Certain foreign subsidiaries have experienced cumulative operating losses over a three-year period and, as a result, have recorded a valuation allowance against all or a portion of their deferred tax assets. Based on all available evidence, we have determined that it is more likely than not (defined as a likelihood of greater than 50%) that the deferred tax assets held by these entities will not be realized and, consequently, have recorded valuation allowances on these deferred tax assets.

Changes in the valuation allowance for deferred tax assets for the years ended December 31, 2025, 2024 and 2023 was as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Beginning Balance	$ (9,612)	$ (6,773)	$ (6,457)
(Charged) credited to provision for income taxes	(14,362)	(3,301)	(540)
(Charged) credited to other comprehensive income and other	(507)	462	224
Ending Balance	$ (24,481)	$ (9,612)	$ (6,773)

The table below summarizes the components of income before income tax provision from continuing operations:

	Year Ended December 31,		
	2025	2024	2023
Domestic	$ 308,824	$ 238,241	$ 247,381
Foreign	62,187	112,530	110,982
Total	$ 371,011	$ 350,771	$ 358,363

The table below summarizes the components of income tax provision from continuing operations:

	Year Ended December 31,		
	2025	2024	2023
Current			
Federal	$ 24,600	$ 30,689	$ 28,463
State	22,933	18,242	18,878
Foreign	28,862	38,357	38,029
	76,395	87,288	85,370
Deferred			
Federal	19,714	(8,238)	6,363
State	(3,235)	(3,666)	(3,514)
Foreign	7,266	(4,701)	(4,748)
	23,745	(16,605)	(1,899)
Income tax provision			
Federal	44,314	22,451	34,826
State	19,698	14,576	15,364
Foreign	36,128	33,656	33,281
	$ 100,140	$ 70,683	$ 83,471

The table below summarizes the components of cash paid for income taxes and tax credits, net of refunds for the year ended December 31, 2025, pursuant to the disclosure requirements of ASU 2023-09:

	Year Ended December 31, 2025
Federal	$ 67,960
State and Local	21,477
Foreign	
Canada	8,680
Germany	
Germany - Federal	11,024
Germany - Other	11,679
United Kingdom	9,701
Other	13,836
	54,920
Total	$ 144,357

Our income tax provision from continuing operations resulted in effective tax rates that varied from the federal statutory income tax rate for the year ended December 31, 2025 as summarized below, pursuant to the disclosure requirements of ASU 2023-09:

	Year Ended December 31, 2025	
	Amount	Percent
Income tax expense at federal statutory rate	$ 77,912	21.0%
Domestic federal		
Tax credits	(3,428)	(0.9)%
Nontaxable and nondeductible items	5,899	1.6%
Cross-border tax laws		
Foreign tax credits	(9,071)	(2.4)%
Other	(5,594)	(1.5)%
Changes in valuation allowances	136	—%
Excess net tax benefits on share-based payments	(4,754)	(1.3)%
Other	386	0.1%
Domestic state and local tax effects, net of federal	15,511	4.1%
Foreign tax effects		
Germany		
Trade taxes	4,743	1.3%
Other	(1,142)	(0.3)%
France		
Changes in valuation allowance	7,304	2.0%
Other	(308)	(0.1)%
Other foreign jurisdictions	12,523	3.4%
Worldwide changes in unrecognized tax benefits	23	—%
Total	$ 100,140	27.0%

In 2025, state and local tax in California, New York State, New York City and New Jersey make up the majority of the domestic state and local income taxes, net of federal category.

Our income tax provision from continuing operations resulted in effective tax rates that varied from the federal statutory income tax rate for the years ended December 31, 2024 and 2023 as summarized below:

	Year Ended December 31,	
	2024	2023
Income tax expense at federal statutory rate	$ 73,662	$ 75,256
State income taxes, net of federal benefit	13,508	12,562
Detriment from foreign tax rates	6,616	9,418
Other expenses not deductible for tax purposes	6,927	5,793
Adjustment to reserve for uncertain tax positions	348	(797)
Share-based compensation	(17,079)	(5,422)
U.S. foreign tax credits	(12,315)	(9,464)
Other adjustments, net	(984)	(3,875)
Income tax provision	$ 70,683	$ 83,471

The income tax provision for the years ended December 31, 2025 and 2024 was $100.1 million and $70.7 million, respectively. The increase in the income tax provision was primarily due to a less favorable tax benefit related to share-based compensation, resulting from fewer non-qualified stock option exercises and an increase in valuation allowances against certain foreign deferred tax assets as compared to the prior year.

We file numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many city, state and foreign jurisdictions. We are no longer subject to U.S. federal income tax examinations for years prior to 2022. We are also no longer subject to state and local or foreign tax examinations by tax authorities for years prior to 2019.

Our liability for uncertain tax positions was $0.5 million and $0.7 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025, our accrual for the payment of tax-related interest and penalties was not significant.

Recent Legislation

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The OBBBA is expected to have immaterial impacts on the current and future year cash flows and effective tax rate.

17. Stockholders' Equity

Stock Repurchase Program

On June 2, 2016, our Board of Directors authorized a stock repurchase program (the "Repurchase Program"), which was most recently increased by $500.0 million to an aggregate authorization of $2.2 billion on October 21, 2025. No time limit has been established for the completion of the Repurchase Program, and the Repurchase Program may be suspended, discontinued or replaced by the Board of Directors at any time without prior notice. As of December 31, 2025, we had $491.8 million available under the Repurchase Program to repurchase additional shares of our common stock.

The following table details our stock repurchases under the Repurchase Program:

	Year Ended December 31,		
	2025	2024	2023
Shares of common stock repurchased and retired	5,265	52	112
Average price paid per share [1]	$ 163.07	$ 197.53	$ 158.70
Total cost [1]	$ 858,575	$ 10,216	$ 17,797

[1] Excludes excise tax of $8.0 million and commissions incurred during the year ended December 31, 2025.

As we repurchase our common shares, we reduce stated capital on our Consolidated Balance Sheets for the $0.01 of par value of the shares repurchased, with the excess purchase price over par value recorded as a reduction to additional paid-in capital. If additional paid-in capital is reduced to zero, we record the remainder of the excess purchase price over par value as a reduction of retained earnings.

Common Stock Outstanding

Common stock outstanding was approximately 30.9 million shares and 35.9 million shares as of December 31, 2025 and 2024, respectively. Common stock outstanding includes unvested restricted stock awards, which are considered issued and outstanding under the terms of the restricted stock award agreements. The decrease in common stock outstanding was primarily due to stock repurchases under the Repurchase Program during the year ended December 31, 2025.

18. Employee Benefit Plans

We maintain a qualified defined contribution 401(k) plan, which covers substantially all of our U.S. employees. Under the plan, participants are entitled to make pre-tax, Roth post-tax and/or traditional post-tax contributions not to exceed annual maximums established by the Internal Revenue Service ("IRS"). We match a certain percentage of a participant's combined pre-tax and Roth post-tax contributions pursuant to the terms of the plan, which is limited to a percentage of the participant's eligible compensation as established by the IRS. We made contributions related to the plan of $39.4 million, $39.5 million and $36.6 million during the years ended December 31, 2025, 2024 and 2023, respectively.

We also maintain several defined contribution pension plans for our employees in the United Kingdom ("UK") and other foreign countries. We contributed to these plans $20.9 million, $17.7 million and $15.3 million during the years ended December 31, 2025, 2024 and 2023, respectively.

19. Segment Reporting

We manage our business in five reportable segments: Corporate Finance, FLC, Economic Consulting, Technology and Strategic Communications.

Our Corporate Finance segment focuses on the strategic, operational, financial, transactional and capital needs of our clients around the world. Our clients include companies, boards of directors, investors, private equity sponsors, lenders, and other financing sources and creditor groups, governments and other interested parties. We deliver a wide range of services centered around three core offerings: Transactions, Transformation and Turnaround & Restructuring.

Our FLC segment provides law firms, companies, boards of directors, government entities, private equity firms and other interested parties with a multidisciplinary and independent range of services across risk & investigations and disputes, supported by our data & analytics technology-enabled solutions, with a focus on highly regulated industries. Our services are centered around five core offerings: Construction, Projects & Assets and Environmental Solutions, Data & Analytics, Dispute Advisory Services, Healthcare Risk Management & Advisory and Risk & Investigations, which includes our cybersecurity and financial services-related offerings.

Our Economic Consulting segment, including subsidiary Compass Lexecon LLC, provides law firms, companies, government entities and other interested parties with analyses of complex economic issues for use in international arbitration, legal and regulatory proceedings and strategic decision making and public policy debates around the world. We deliver a wide range of services centered around three core offerings: Antitrust & Competition Economics, Financial Economics and International Arbitration.

Our Technology segment provides companies, law firms, private equity firms and government entities with a comprehensive global portfolio of digital insights and risk management, artificial intelligence ("AI") and data services. Our professionals help organizations better address risk as the growing volume and variety of enterprise and emerging data intersects with legal, regulatory and compliance needs. We deliver a wide range of expert and AI-powered solutions driven by five core client needs: Blockchain & Digital Assets, Information Governance, Privacy & Security, Investigations, Litigation, and M&A, Antitrust and Competition.

Our Strategic Communications segment develops and executes communications strategies to help management teams, boards of directors, law firms, governments and regulators manage change and mitigate risk surrounding transformational and disruptive events, including crises, transactions, investigations, disputes, regulation and legislation. We deliver a wide range of services centered around three core offerings: Corporate Reputation, Financial Communications and Public Affairs.

We have considered information that is regularly provided to our Chief Executive Officer, who is our chief operating decision maker ("CODM"), for our segment reporting disclosure. Our CODM assesses the performance and allocates resources to each segment based on revenues and multiple measures of segment profit, including gross profit, which is the measure closest to GAAP reporting principles. Gross profit is defined as revenues less direct costs of revenues. Our CODM uses gross profit (i) to evaluate reportable segment performance against budgets, forecasts and strategies and (ii) to make strategic decisions regarding resource allocation, such as billable headcount and related compensation costs, as well as utilization and bill rates of our service offerings. Our CODM is not provided asset information by reportable segment.

The tables below summarize revenues, significant expenses and gross profit by reportable segment:

Year Ended December 31, 2025	Corporate Finance	FLC	Economic Consulting	Technology	Strategic Communications	Total
Revenues	$1,550,969	$ 764,687	$ 720,829	$ 373,883	$ 378,489	$3,788,857
Direct costs						
Compensation expenses [1]	919,921	465,896	527,598	148,234	191,252	2,252,901
Other segment items [2]	93,945	24,718	50,875	101,712	47,231	318,481
	1,013,866	490,614	578,473	249,946	238,483	2,571,382
Segment gross profit [3]	$ 537,103	$ 274,073	$ 142,356	$ 123,937	$ 140,006	$1,217,475

Year Ended December 31, 2024	Corporate Finance	FLC	Economic Consulting	Technology	Strategic Communications	Total
Revenues	$1,391,206	$ 690,211	$ 863,557	$ 417,637	$ 336,041	$3,698,652
Direct costs						
Compensation expenses [1]	850,959	432,157	568,286	152,107	182,227	2,185,736
Other segment items [2]	86,497	32,869	60,138	120,412	31,074	330,990
	937,456	465,026	628,424	272,519	213,301	2,516,726
Segment gross profit [3]	$ 453,750	$ 225,185	$ 235,133	$ 145,118	$ 122,740	$1,181,926

Year Ended December 31, 2023	Corporate Finance	FLC	Economic Consulting	Technology	Strategic Communications	Total
Revenues	$1,346,678	$ 654,105	$ 771,374	$ 387,855	$ 329,230	$3,489,242
Direct costs						
Compensation expenses [1]	826,228	400,457	509,100	134,576	179,485	2,049,846
Other segment items [2]	88,479	36,861	43,597	104,767	30,666	304,370
	914,707	437,318	552,697	239,343	210,151	2,354,216
Segment gross profit [3]	$ 431,971	$ 216,787	$ 218,677	$ 148,512	$ 119,079	$1,135,026

---

[1]   The significant expense category and amounts align with the segment-level information that is regularly provided to the CODM.

[2]   Other segment items include expenses for contractor fees, depreciation and other costs. In our Technology segment, other segment items also include expenses related to software, licensing and data storage.

[3]   Includes internal cost recovery for work performed on corporate projects of $17.2 million, $15.3 million and $2.9 million for the years ended December 31, 2025, 2024 and 2023, respectively. Costs associated with billable work performed on corporate projects are included in unallocated corporate expenses as SG&A expenses in the Consolidated Statements of Comprehensive Income.

The table below reconciles income before tax provision to total segment gross profit:

	Year Ended December 31,		
	2025	**2024**	**2023**
Income before tax provision	$ 371,011	$ 350,771	$ 358,363
Add back:			
Interest expense	21,396	6,951	14,331
Interest income and other	(3,330)	(10,360)	4,867
Amortization of intangibles	3,479	4,183	6,159
Special charges	25,295	8,230	—
SG&A expenses	799,624	822,151	751,306
Total segment gross profit	$ 1,217,475	$ 1,181,926	$ 1,135,026

The table below details total revenues by country. Revenues have been attributed to locations based on the location of the legal entity generating the revenues.

	Year Ended December 31,		
	2025	**2024**	**2023**
U.S.	$ 2,385,397	$ 2,368,527	$ 2,209,276
UK	515,102	485,291	471,134
All other foreign countries [1]	888,358	844,834	808,832
Total revenues	$ 3,788,857	$ 3,698,652	$ 3,489,242

[1] There are no countries included in these amounts that individually represented more than 10 percent of total revenues for the years ended December 31, 2025, 2024 and 2023.

We do not have a single customer that represents 10% or more of our consolidated revenues.

The table below details information on our long-lived assets, which include property and equipment, net and non-current operating lease assets, by country. Long-lived assets have been attributed to locations based on the location of the legal entity holding the assets.

	December 31,	
	2025	**2024**
U.S.	$ 224,512	$ 209,946
All other foreign countries [1]	146,313	138,667
Total long-lived assets	$ 370,825	$ 348,613

[1] There are no countries included in these amounts that individually represented more than 10 percent of long-lived assets as of December 31, 2025 and 2024.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K was made under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Interim Chief Financial Officer have concluded that our disclosure controls and procedures (a) were effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is timely recorded, processed, summarized and reported, and (b) included, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management's report on internal control over financial reporting is included in Part II, Item 8, "Financial Statements and Supplementary Data."

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

(b) Trading plans

During the quarter ended December 31, 2025, no director or Section 16 officer of the Company adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Certain information required in Part III is omitted from this Annual Report but is incorporated herein by reference from our definitive proxy statement for the 2026 Annual Meeting of Shareholders to be filed within 120 days after the end of our fiscal year ended December 31, 2025, pursuant to Regulation 14A with the U.S. Securities and Exchange Commission ("SEC").

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information contained in our proxy statement under the captions "Information About the Board of Directors and Committees," "Corporate Governance," "Information About Our Executive Officers and Compensation" and "Policy on Inside Information and Insider Trading" is incorporated herein by reference.

We have adopted the FTI Consulting, Inc. Code of Ethics and Business Conduct ("Code of Ethics"), which applies to our Chairman of the Board, President, Chief Executive Officer, Interim Chief Financial Officer, Chief Accounting Officer and Controller, and our other financial professionals, as well as all our other executive officers, including chief strategy and transformation officer, chief human resources officer, general counsel, and chief risk officer, and our other officers, directors, employees and independent contractors. The Code of Ethics is publicly available on our website at https://www.fticonsulting.com/~/media/Files/us-files/our-firm/guidelines/fti-code-of-conduct.pdf. If we make any substantive amendments to certain provisions of the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics to our President, Chief Executive Officer, Interim Chief Financial Officer, Chief Accounting Officer and Controller or persons performing similar functions, other executive officers or directors, we will disclose the nature of such amendment or waiver on our website within four business days following the date of the amendment or waiver, or in a Current Report on Form 8-K filed with the SEC. We will provide a copy of our Code of Ethics without charge upon request to our Corporate Secretary, FTI Consulting, Inc., 555 12th Street NW, Suite 700, Washington, D.C. 20004, email address: mike.rosenthall@fticonsulting.com.

ITEM 11.   EXECUTIVE COMPENSATION

The information contained in our proxy statement under the captions "Information About Our Executive Officers and Compensation," "Compensation of Non-Employee Directors and Policy on Non-Employee Director Equity Ownership" and "Compensation Committee Interlocks and Insider Participation" is incorporated herein by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained in our proxy statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and this Annual Report under the caption Part II, Item 5, "Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Securities Authorized for Issuance under Equity Compensation Plans" is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information contained in our proxy statement under the captions "Information About the Board of Directors and Committees" and "Certain Relationships and Related Party Transactions" is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, McLean VA, PCAOB ID Number: 185.

The information contained in our proxy statement under the caption "Principal Accountant Fees and Services" is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) The following financial statements are included in this Annual Report:

Management's Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm — Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm — Consolidated Financial Statements

Consolidated Balance Sheets — December 31, 2025 and 2024

Consolidated Statements of Comprehensive Income — Years Ended December 31, 2025, 2024 and 2023

Consolidated Statements of Stockholders' Equity — Years Ended December 31, 2025, 2024 and 2023

Consolidated Statements of Cash Flows — Years Ended December 31, 2025, 2024 and 2023

Notes to Consolidated Financial Statements

(2) All schedules are omitted as the information is not required or is otherwise provided in the financial statements or notes thereto.

(3) Exhibit Index

EXHIBIT INDEX

		Incorporated by Reference		
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date
3.1	Articles of Incorporation of FTI Consulting, Inc., as Amended and Restated	8-K	99.2	05/23/2003
3.2	Articles of Amendment dated June 1, 2011 to Charter of FTI Consulting, Inc.	8-K	3.1	06/02/2011
3.3	Bylaws of FTI Consulting, Inc., as Amended and Restated Adopted February 21, 2023	8-K	3.1	02/21/2023
4.1	Description of Securities	10-K	4.3	02/25/2020
10.1^	Second Amendment and Restatement Agreement, dated as of November 21, 2022, among FTI Consulting, Inc., a Maryland corporation, the Subsidiaries of the Company party hereto, as Guarantors, the Lenders and L/C Issuers party hereto and Bank of America, N.A., as administrative agent	8-K	10.1	11/22/2022
10.2^	Amended and Restated Lease dated as of October 26, 2020 by and between 1166 LLC and FTI Consulting, Inc.	10-Q	10.1	10/29/2020
10.3^	Agreement for Leases, dated November 21, 2025, by and among FTI Consulting, Inc., PNBJ I Limited (the "Landlord"), and FTI Consulting Management Limited	8-K	10.1	11/26/2025
10.10†	FTI Consulting, Inc. Deferred Compensation Plan for Key Employees and Non-Employee Directors	DEF 14A	Appendix B	04/28/2006
10.10.1†	Form of FTI Consulting, Inc. Deferred Compensation Plan For Key Employees and Non-Employee Directors Restricted Stock Unit Agreement for Non-Employee Directors	S-8	99.1	06/06/2006
10.10.2†	Form of FTI Consulting, Inc. Deferred Compensation Plan For Key Employees and Non-Employee Directors Stock Unit Agreement for Non-Employee Directors	S-8	99.2	06/06/2006
10.10.3†	FTI Consulting, Inc. Deferred Compensation Plan For Key Employees and Non-Employee Directors Restricted Stock Unit Agreement for Non-Employee Directors Under the Non-Employee Director Compensation Plan, as Amended and Restated Effective as of February 20, 2008	10-Q	10.3	05/07/2008
10.11†	FTI Consulting, Inc. Non-Employee Director Compensation Plan Amended and Restated as of January 1, 2016	10-K	10.70	02/25/2016
10.11.1†	Form of Deferred Restricted Stock Unit Award Agreement for Non-Employee Directors Pursuant to the FTI Consulting, Inc. Non-Employee Director Compensation Plan Amended and Restated as of January 1, 2016	10-K	10.71	02/25/2016
10.11.2†	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors Pursuant to the FTI Consulting, Inc. Non-Employee Director Compensation Plan Amended and Restated as of January 1, 2016	10-K	10.72	02/25/2016
10.11.3†	Form of Restricted Stock [or Restricted Stock Unit] Award Agreement for Non-Employee Directors Pursuant to the FTI Consulting, Inc. Non-Employee Director Compensation Plan Amended and Restated as of January 1, 2016	10-K	10.73	02/25/2016
10.12†	FTI Consulting, Inc. Incentive Compensation Plan	DEF 14A	Appendix A	04/20/2016
10.13†	FTI Consulting, Inc. 2009 Omnibus Incentive Compensation Plan, Amended and Restated Effective as of June 3, 2015	DEF 14A	Appendix A	04/21/2015
10.13.1†	Form of Non-Statutory Stock Option Award Agreement under the FTI Consulting, Inc. 2009 Omnibus Incentive Compensation Plan, Amended and Restated Effective as of June 3, 2015	10-K	10.63	02/25/2016

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
10.13.2†	Form of Incentive Stock Option Award Agreement under the FTI Consulting, Inc. 2009 Omnibus Incentive Compensation Plan, Amended and Restated Effective as of June 3, 2015	10-K	10.64	02/25/2016
10.14†	FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan (Adopted Effective as of June 7, 2017, as Amended Effective as of June 4, 2025)	8-K	10.1	06/05/2025
10.14.1†	Form of Executive Long-Term Incentive Pay Restricted Stock Award Agreement under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.2	07/27/2017
10.14.2†	Form of Executive Long-Term Incentive Pay Incentive Stock Option Award Agreement under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.3	07/27/2017
10.14.3†	Form of Executive Long-Term Incentive Pay Performance-Based Restricted Stock Unit Award Agreement under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.4	07/27/2017
10.14.4†	Form of General Restricted Stock Award Agreement under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.5	07/27/2017
10.14.5†	Form of General Restricted Stock Unit Award Agreement under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.6	07/27/2017
10.14.6†	Form of General Incentive Stock Option Agreement under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.7	07/27/2017
10.14.7†	Form of General Nonstatutory Stock Option Agreement under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.8	07/27/2017
10.14.8†	Form of General Performance-Based Restricted Stock Unit Award Agreement under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.9	07/27/2017
10.14.9†	Form of General Cash Unit Award Agreement under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.10	07/27/2017
10.14.10†	Form of General Cash-Based Stock Appreciation Right Award Agreement under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.11	07/27/2017
10.14.11†	Form of General Cash-Based Performance Unit Award Agreement under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.12	07/27/2017
10.14.12†	Form of Restricted Stock Award Agreement for Non-Employee Directors under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.13	07/27/2017
10.14.13†	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.14	07/27/2017
10.14.14†	Form of Deferred Stock Unit Award Agreement for Non-Employee Directors under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.15	07/27/2017
10.14.15†	Form of Deferred Restricted Stock Unit Award Agreement for Non-Employee Directors under the FTI Consulting, Inc. 2017 Omnibus Incentive Compensation Plan	10-Q	10.16	07/27/2017
10.20†	Amended and Restated Employment Agreement, dated December 8, 2025, by and between FTI Consulting, Inc. and Steven H. Gunby	8-K	10.1	12/09/2025
10.21†	Offer of Employment Letter dated July 15, 2014, by and between FTI Consulting, Inc. and Paul Linton	10-Q	10.4	10/30/2014
10.21.1†	Amendment No. 1 effective as of March 21, 2017 to Offer of Employment Letter dated July 15, 2014, by and between FTI Consulting, Inc. and Paul Linton	8-K	10.3	03/23/2017

Exhibit Number	Exhibit Description	Incorporated by Reference Form	Exhibit	Filing Date
10.21.2†	Amendment No. 2 effective as of February 28, 2019 to Offer of Employment Letter dated as of July 15, 2014, by and between FTI Consulting, Inc. and Paul Linton	8-K	10.3	03/04/2019
10.22†	Status of Employment Letter, dated December 5, 2025, by and between FTI Consulting, Inc. and Holly Paul.	8-K	10.2	12/09/2025
10.23†	Employment Letter dated May 14, 2015 between FTI Consulting, Inc. and Curtis Lu	10-Q	10.4	07/30/2015
10.23.1†	Amendment No. 1 effective as of March 21, 2017 to Employment Letter dated May 14, 2015, by and between FTI Consulting, Inc. and Curtis Lu	8-K	10.4	03/23/2017
10.23.2†	Amendment No. 2 effective as of February 28, 2019 to Offer of Employment Letter dated as of May 14, 2015, by and between FTI Consulting, Inc. and Curtis Lu	8-K	10.4	03/04/2019
10.24†	Offer Letter dated as of March 1, 2019, by and between FTI Consulting, Inc. and Brendan Keating	8-K	10.1	03/07/2019
14.1	FTI Consulting, Inc. Code of Ethics and Business Conduct, Amended and Restated Effective as of September 26, 2024	8-K	14.1	09/26/2024
19.1	Policy on Insider Information and Insider Trading, Amended and Restated Effective February 27, 2023	10-Q	19.1	04/27/2023
21.1*	Subsidiaries of FTI Consulting, Inc.			
23.1*	Consent of KPMG LLP.			
31.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended (Section 302 of the Sarbanes-Oxley Act of 2002)			
31.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended (Section 302 of the Sarbanes-Oxley Act of 2002)			
32.1**	Certification of Principal Executive Officer Pursuant to 18 USC. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)			
32.2**	Certification of Principal Financial Officer Pursuant to 18 USC. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)			
97.1	Compensation Recoupment (Clawback) Policy Effective October 2, 2023	10-K	97.1	02/22/2024
101	The following financial information from the Annual Report on Form 10-K of FTI Consulting, Inc. for the year ended December 31, 2025, included herewith, and formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Comprehensive Income; (iii) Consolidated Statements of Stockholders' Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the Consolidated Financial Statements, tagged as blocks of text.			
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL (included as Exhibit 101).			

* Filed herewith.

** Furnished herewith. This certification is deemed not filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

† Management contract or compensatory plan or arrangement.

^ With certain exceptions, annexes, exhibits and schedules (or similar attachments) are not filed. FTI Consulting, Inc. will furnish supplementally a copy of any omitted annex, exhibit or schedule (or similar attachment) to the Securities and Exchange Commission upon request.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized this 26th day of February 2026.

FTI CONSULTING, INC.

By:	/s/ STEVEN H. GUNBY
Name:	**Steven H. Gunby**
Title:	**Chief Executive Officer and Chairman**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	CAPACITY IN WHICH SIGNED	DATE
/s/ STEVEN H. GUNBY **Steven H. Gunby**	Chief Executive Officer and Chairman (Principal Executive Officer)	February 26, 2026
/s/ PAUL LINTON **Paul Linton**	Interim Chief Financial Officer (Principal Financial Officer)	February 26, 2026
/s/ BRENDAN KEATING **Brendan Keating**	Chief Accounting Officer and Controller (Principal Accounting Officer)	February 26, 2026
/s/ MARK S. BARTLETT **Mark S. Bartlett**	Director	February 26, 2026
/s/ ELSY BOGLIOLI **Elsy Boglioli**	Director	February 26, 2026
/s/ CLAUDIO COSTAMAGNA **Claudio Costamagna**	Director	February 26, 2026
/s/ NICHOLAS C. FANANDAKIS **Nicholas C. Fanandakis**	Director	February 26, 2026
/s/ STEPHEN C. ROBINSON **Stephen C. Robinson**	Director	February 26, 2026
/s/ LAUREEN E. SEEGER **Laureen E. Seeger**	Director	February 26, 2026
/s/ ERIC T. STEIGERWALT **Eric T. Steigerwalt**	Director	February 26, 2026
/s/ JANET H. ZELENKA **Janet H. Zelenka**	Director	February 26, 2026

[THIS PAGE INTENTIONALLY LEFT BLANK]

Performance Graph

The graph below compares the cumulative total shareholder return on our common stock from December 31, 2020 through December 31, 2025, with the cumulative total return of the S&P 500 Index and our self-selected peer group consisting of five companies: CRA International, Inc.; Houlihan Lokey, Inc.; Huron Consulting Group, Inc.; Moelis & Co.; and PJT Partners, Inc. (collectively, the "2025 Peer Group"). Our 2025 Peer Group is the same as our self-selected peer group for the year ended December 31, 2024.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN [*]
Among FTI Consulting, Inc., the S&P 500 Index and the 2025 Peer Group [**]



[*] $100 invested on 12/31/20 in stock or index, including reinvestment of dividends.

[**] The comparisons in the graph are based on historical data and are not indicative of, or intended to forecast, future performance of our common stock.

	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
FTI Consulting, Inc.	100.00	137.33	142.14	178.26	171.08	152.91
S&P 500 Index	100.00	128.71	105.40	133.10	166.40	196.16
2025 Peer Group	100.00	135.62	120.99	168.91	244.85	257.41

Corporate Leadership

Steven H. Gunby
CEO and Chairman

Paul Linton
Interim Chief Financial Officer & Chief Strategy and Transformation Officer

Jeffrey S. Amling
Head of Corporate Business Development

Mollie Hawkes
Head of Marketing, Communications & Investor Relations

Brendan J. Keating
Chief Accounting Officer and Controller

Curtis P. Lu
General Counsel

Matthew Pachman
Vice President, Chief Risk and Compliance Officer

Rike Rabl
Chief Human Resources Officer

Business Leadership

Michael C. Eisenband
Global Chairman of Corporate Finance

William J. Perlstein
Global Segment Leader, Forensic and Litigation Consulting and Vice Chair of Client Services

Sophie Ross
Global Segment Leader, Technology

Mark McCall
Global Segment Leader, Strategic Communications and North America Economic Consulting Leader

Diederick van der Plas
Co-Chairman of Europe, the Middle East and Africa

Jean-Werner de T'Serclaes
Co-Chairman of Europe, the Middle East and Africa

Roy Huang
Head of Asia & Caribbean

Mark Dewar
Head of Australia

Board of Directors [1]

Steven H. Gunby
CEO and Chairman

Mark S. Bartlett *
Retired Partner of Ernst & Young LLP

Elsy Boglioli
Chief Executive Officer of Bio-Up

Claudio Costamagna
Lead Independent Director of FTI Consulting and Chairman of CC e Soci S.r.l.

Nicholas C. Fanandakis
Retired Executive Vice President and Chief Financial Officer of DuPont de Nemours, Inc.

Stephen C. Robinson
Retired Partner of Skadden, Arps, Slate, Meagher & Flom LLP

Laureen E. Seeger
Chief Legal Officer of the American Express Company

Eric T. Steigerwalt
President and Chief Executive Officer of Brighthouse Financial, Inc.

Janet H. Zelenka
Retired Executive Vice President, Chief Financial Officer and Chief Information Officer of Stericycle, Inc.

Corporate Information

Executive Office
555 12th Street NW, Suite 700, Washington, D.C. 20004
+1.202.312.9100

Principal Place of Business
16701 Melford Blvd., Suite 200, Bowie, MD 20715
+1.800.334.5701

Annual Shareholder Meeting
The 2026 Annual Meeting of Shareholders will be held on June 3, 2026 at 9:30 a.m. ET at our offices at 555 12th Street NW, Suite 700, Washington, D.C. 20004

Independent Registered Public Accounting Firm
KPMG LLP
McLean, VA

Transfer Agent
Equiniti, LLC

Stock
FTI Consulting's common stock trades on the New York Stock Exchange ("NYSE") under the symbol FCN

Investor Relations
Megan McLaughlin Hawkins
200 State Street, 9th Floor
Boston, MA 02109
+1.617.747.1740

[1] The information regarding the Board of Directors is current as of April 21, 2026.

* Mark S. Bartlett will reach age 75 prior to the Annual Meeting and, therefore, pursuant to our Corporate Governance Guidelines, will not be nominated to stand for re-election to the Board.

Our website is www.fticonsulting.com. We make available, free of charge on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to those reports and statements as soon as reasonably practicable after we electronically file with, or furnish such materials to, the Securities and Exchange Commission. We also make available on our website our Corporate Governance Guidelines, Categorical Standards of Director Independence, Code of Ethics and Business Conduct, Anti-Corruption Policy, Charters of the Audit, Compensation and Nominating, Corporate Governance and Social Responsibility committees of our Board of Directors, other corporate governance documents and amendments to those documents.

555 12th Street NW, Suite 700
Washington, D.C. 20004
+1.202.312.9100
NYSE: FCN

EXPERTS WITH IMPACT™

FTI Consulting is an independent, expert-led global business advisory firm dedicated to helping organizations facing crisis and transformation: financial, legal, operational, political & regulatory, reputational and transactional. We work closely with clients to anticipate, illuminate and overcome complex business challenges and opportunities. In certain jurisdictions, FTI Consulting's services are provided through distinct legal entities that are separately capitalized and independently managed.

